            May 25, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Attn.:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	China Sky One Medical, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed April 15, 2009
File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K for the year ended December 31, 2008 of China Sky One Medical, Inc. (the “Company”), filed April 15, 2009 (the “Form 10-K”), by letter dated May 18, 2010, to Mr. Yan-Qing Liu, the Company’s Chairman, Chief Executive Officer and President, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have inserted each of your comments above the corresponding response.

Immediately following this letter is the Company’s proposed draft of Amendment No. 2 to its Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K/A”), filed March 16, 2010, as previously amended on March 17, 2010, which reflects, where appropriate, marked revisions made in response to the Staff’s May 18, 2010 comment letter.

Proposed Draft of Amendment No. 2 to Form 10-K for the Period Ended December 31, 2009

General

1.
SEC Comment: Please ensure that you have labeled all restated amounts as “restated.”  For example, 2009 information included under Selected Financial Data on page 33 and Earnings per Share disclosure on page F-20, and fourth quarter information disclosed on page F-29 under Quarterly Results (Unaudited) should clearly be labeled as "restated."

Securities and Exchange Commission
May 25, 2010

Response:  The Company has labeled all restated amounts in the 2009 Form 10-K/A as “restated.”

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 42

2.
SEC Comment: Your statement that the increase in working capital is partially due to the "increased change in value of derivative liability'' is inaccurate as the increase in your derivative liability decreases your working capital.  Please revise your disclosure to state that the increase in working capital was offset by the increase in your derivative liability.

Response: The Company has revised the referenced disclosure to state that the increase in working capital was offset by the increased change in value of its derivative liability.

Consolidated Financial Statements
2.  Restatement, page F-8

3.	SEC Comment: Please revise your disclosure to explain why quarterly periods were not affected or restated.

Response:  The Company has added disclosure to indicate that the 2009 quarterly periods were not restated because the Company determined that the application of ASC 815-40 did not have a material impact on its financial statements for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009.

4.
SEC Comment: Please note that we are still assessing your May 13, 2010 response as to why you did not restate your financial statements for the first three quarters of 2009.  We may have additional comments.

Response:  The Staff’s comment is duly noted.

5.	SEC Comment: Provide disclosure to explain why these corrections of errors did not have any tax impact. Further, revise Note 15, Income Taxes, on page F-27 to:

•	Include the information requested under comment four of our letter dated April 23, 2010; and

•	Provide a reconciliation of your statutory tax rate to your effective tax rate as required by ASC 740-10-50-12.

Response: The Company has added the disclosure to Note 2 of the footnotes to the consolidated financial statements to explain why the correction of errors did not have any tax impact.  In addition, the Company has revised Note 15 of the footnotes to the consolidated financial statements to include the requested disclosure.

Securities and Exchange Commission
May 25, 2010

9.  Securities Purchase Agreement and Related Transaction, page F-22

6.
SEC Comment: You state here that the average per share purchase price by the 2008 Offering Investors was subject to adjustment for 12 months from the Closing Date under certain circumstances.  Furthermore, you state that you deemed the estimated fair value of this derivative warrant liability to be immaterial at December 31, 2009.  Since you define the “Closing Date” to be January 31,2008, revise your disclosure to indicate that this feature expired on January 31, 2009 without adjusting the purchase price.  Otherwise, please explain to us why the adjustment period was extended, for how long and why you do not reflect an embedded derivative for this down-round protection upon the adoption of EITF 07-5.

Response:  The Company has revised its disclosure to indicate that the anti-dilution protection related to the shares of common stock purchased in the 2008 Offering expired on January 31, 2009, without any adjustment to the purchase price.

7.
SEC Comment: You disclose that "as of the Closing Date, the Company achieved both of the targets and the Investors’ rights under the Put Agreement were terminated.”  Please tell us how this could occur, when your Put Agreement indicates that the trigger is certain information derived from your 2007 audited financial statements, the opinion on which was not signed by your auditors until March 25, 2008 and filed in your 2007 Form 10-K on March 31,2008.  Accordingly, if true, revise your disclosure as follows:

•	Indicate that the put triggers are based on your audited financial statements as indicated in the second recital to your Put Agreement;
•
Indicate that these criteria were met either on March 25, 2008 when your auditor signed their opinion or on March 31, 2008, when you filed your Form 10-KSB for the year ended December 31, 2007, as appropriate; and

•	The Put Agreement was terminated unexercised,

Response:  The Company has revised the referenced disclosure to state that, as of the Closing Date, based on preliminary financial results, at December 31, 2008, the Company determined that the events triggering the Investors’ put right would not occur and the put right would expire unexercised on January 31, 2009.  In addition, the Company has noted that, based upon these preliminary results, the Company determined that the value of the put obligation was deemed to be immaterial and did not record it as a liability. Further, the Company has clarified that both of the targets were met upon the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 on March 25, 2009, and the Investors’ rights under the Put Agreement terminated.

Securities and Exchange Commission
May 25, 2010

8.
SEC Comment: As of the financial statement date, you should have known whether the Escrow Shares and the Make Good Agreement was released to the Principal Shareholder in 2009.  Revise your disclosure accordingly.

Response:  The Company has revised the referenced disclosure to clarify that, as of December 31, 2008, the Company satisfied the earnings per common share targets defined under the make Good Agreement, and the Escrow Shares “were” released to the Principal Shareholder.

10.  Outstanding Warrants and Options, page F-22

9.
SEC Comment: It appears that the second bullets of the bullets listing the additional characteristics is neither consistent with the sixth bullet nor with the disclosure on page F-9 that the registration rights obligations is not a liability.  Please delete the second bullet or otherwise revise your disclosure to resolve this inconsistency.

Response:  The Company has deleted the final sentence of the second bullet point to eliminate the inconsistency.

10.	SEC Comment: Please revise your third bullet under this note to separately discuss the standard anti-dilution feature from the non-standard anti-dilution feature as follows:

•	Standard Anti-Dilution Features
•	Describe the standard dilutive events as provided in Section 8(a) through 8(e) of your warrant agreement; and
•	Describe how the warrant price and number of warrant shares will adjust under these features.
•	Non-Standard Anti-Dilution Feature
•	Describe the dilutive events as provided in Section 8(f) through 8(i) of your warrant agreement;
•	Describe how the warrant price will adjust under this feature; and
•	Link this discussion to the discussion in your fourth bullet regarding your accounting for this anti-dilution feature.

Response:  The Company has revised the disclosure in the third bullet accordingly.  Supplementally, the Company notes that the form of Class A Warrant is included as Exhibit 4.1 to the 2009 Form 10-K/A, incorporated by reference to the Company’s Current Report on Form 8-K, dated January 31, 2008.

11.
SEC Comment: In the fourth bullet, you state that at December 31, 2009 you recorded an expense and related derivative liability of $11,435,000, which appears confusing given that you did not record an expense of $11,435,000.  Please revise this statement to clarify.

Securities and Exchange Commission
May 25, 2010

Response:  The Company has revised the disclosure in the fourth bullet to clarify that, at December 31, 2009, the Company recorded an expense of $4,807,000 representing the change in the fair value of the derivative warrant liability between January 1, 2009, the effective date of ASC 815-40, and December 31, 2009, and a related derivative liability of  $11,435,000 and cumulative effect adjustments of $4,188,000 and $2,440,000 to additional paid-in-capital and retained earnings, respectively, resulting from the adoption of ASC 815-40.

12.
SEC Comment: You state in the fourth bullet that you utilized 3.7 years as the life of the warrants in calculating the derivative liability.  This life appears inconsistent with the 3.5 years disclosed on pages 47 and F-14. Please revise your disclosure to be consistent.

Response:  The Company has corrected the typographical error to reflect that it utilized 3.7 years as the life of the warrants in calculating the derivative liability.

13.
SEC Comment: Please explain to us how the Monte Carlo model considers the ratchet feature and the registration rights feature in calculating the warrant’s fair value.  In your response, please explain how the probability of the ratchet kicking in is assessed and valued.  In addition, please explain how the continuing extension of the expiration date by one day for each day the warrants are not registered is assessed and valued.

Response:  The Company retained an independent third party to calculate the changes in fair value of the Class A Warrants.  According to this third party, the Monte Carlo simulation is a widely used technique which has been shown to be an accurate method of valuing stock options and other instruments related to equity securities with complex features, and is approved by the Financial Standards Accounting Board (ASC 718-10-55-16).

In the third party’s utilization of the Monte Carlo model, an assumption was made that the Company issued one million common shares on the date of the lowest simulated stock price during the life of the warrants.  In each simulation trial, the exercise price of the warrant and the number of warrants were adjusted in accordance with the terms of the warrant agreement.  According to the third party, this approach allows for the evaluation of the effect of dilution on the value of the warrants.

The continuing extension of the expiration date by one day for each day the warrants are not registered is addressed by the continued use of 3.7 years as the remaining life of the warrant on each of the measurement dates.

Securities and Exchange Commission
May 25, 2010

Item 9A.  Controls and Procedures
Management’s Evaluation of Disclosure Controls and Procedures, page 50

14.
SEC Comment: Please revise the disclosure of your evaluation of disclosure controls and procedures to clearly indicate your initial evaluation and the re-evaluation of those controls and procedures in light of your restatements.  Otherwise, explain why a re-evaluation is not required.

•	If you deem your disclosure controls and procedures to be effective, despite your restatements, disclose the factors you consider in making this evaluation.

•
If you deem your disclosure controls and procedures to be ineffective, disclose the material weaknesses attributing to you evaluation that your disclosure controls and procedures are ineffective, when they were identified, by whom they were identified, when they began and your remediation efforts, if any.

Response:  The Company had the correct information regarding the terms of the 2008 private placement and the Class A Warrants issued in the 2008 private placement and believes that it had effective disclosure controls and procedures as of December 31, 2009,  despite the fact that the Company came to the wrong conclusion regarding the application of ASC 815-40 with respect to the 2008 private placement and was required to restate its financial statements as and for the year ended December 31, 2009 related to complex non-routine transactions.

Management's Annual Report on Internal Control Over Financial Reporting, page 50

15.
SEC Comment: Please revise the disclosure of your assessment of internal controls over financial reporting to clearly indicate your initial assessment and the reassessment of those controls in light of your restatements.  Otherwise, explain why a revaluation is not required.

•
If you deem your internal controls to be effective, despite your restatements, disclose the factors you considered in making this assessment.  Please refer to paragraph 69 of PCAOB Standard No, 5 that says a restatement of previously issued financial statements is an indicator of a material weakness in internal controls over financial reporting.

•	If you deem your internal controls to be ineffective,

•
Disclose the material weaknesses attributing to your assessment that your internal controls are ineffective, when they were identified, by whom they were identified, when they began and your remediation efforts, if any.

•	Please have your auditors revise their opinion on your internal controls over financial reporting, as appropriate.

Securities and Exchange Commission
May 25, 2010

Response:  The Company had the correct information regarding the terms of the 2008 private placement and the Class A Warrants issued in the 2008 private placement and believes that it had effective internal control over financial reporting as of December 31, 2009,  despite the fact that the Company came to the wrong conclusion regarding the application of ASC 815-40 with respect to the 2008 private placement and was required to restate its financial statements as and for the year ended December 31, 2009 related to complex non-routine transactions.

16.
SEC Comment: Please tell us whether the reassessment of your internal controls over financial reporting at December 31, 2010 would impact the statement in your March 31, 2010 Form 10-Q that you had no material changes in your internal controls over financial reporting.

Response:  The Company’s reassessment of its internal controls over financial reporting at December 31, 2009 has no impact on the statement in the Company’s March 31, 2010 Form 10-Q that the Company had no material changes in its internal controls over financial reporting during the fiscal quarter ended March 31, 2010.

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is hoping to resolve this matter as soon as possible.  Therefore, the Company would appreciate your prompt response.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

Liu Yan-qing
Chairman, Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 2)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number:	001-34080

CHINA SKY ONE MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	87-0430322
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 2158, North Xiang An Road, Song Bei District, Harbin, People’s Republic of China	150028
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	86-451-87032617 (China)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act.
Yes ☐     No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.       ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☒

As of June 30, 2009, the aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $135,214,631, based on the last closing price of $13.48 per share, as quoted on the Nasdaq Global Market.

As of March 15, 2010, the registrant had 16,790,851 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 10-K (“Amended Form 10-K”) of China Sky One Medical, Inc. (the “Company”) amends the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2010, as previously amended by the filing of a Form 10-K/A on March 17, 2010 (the “Form 10-K”).

As announced in a Current Report on Form 8-K (the “Form 8-K”) the Company filed with the SEC on May 11, 2010, on May 7, 2010, the Company’s management determined that the Company’s previously filed financial statements for the fiscal year ended December 31, 2009, included in the Form 10-K, should no longer be relied upon due to an error in such financial statements with respect to the accounting for certain derivative instruments (warrants it issued in 2008 discussed below), which were previously recorded as equity instruments in accordance with generally accepted accounting principles in effect through December 31, 2008. The Company received comments from the SEC, which led to management’s conclusion that the historical financial statements in the Form 10-K require restatement to properly record 750,000 common stock purchase warrants, issued in connection with its January 31, 2008 private placement (the “Warrants”), as a derivative liability.

The Company has performed a complete assessment of the Warrants and has concluded that the Warrants are within the scope of Accounting Standards Codification 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASC 815-40”), formerly Emerging Issues Task Force Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”), due to the inclusion in the Warrants of a provision requiring a weighted average adjustment to the exercise price of the Warrants in the event the Company issues common stock, or securities convertible into or exercisable for common stock, at a price per share lower than such exercise price.  Accordingly, ASC 815-40, formerly EITF 07-05, which was effective as of January 1, 2009, should have been applied resulting in a reclassification of the warrants as a liability, measured at fair value, with changes in fair value recognized as part of other income or expense for each reporting period thereafter.

The Company previously recorded a derivative liability of approximately $1.3 million in connection with registration rights obligations with respect to securities issued in the Company’s January 31, 2008 private placement.  Also, on May 7, 2010, the Company determined that, because the obligations do not require a cash settlement and the Warrants can be settled in unregistered shares, paragraphs 14-18 of EITF 00-19 do not apply to the registration rights obligation.  As a result, no liability is required to be recorded with respect to this obligation and the Company is recharacterizing the $1.3 million liability previously recorded as of December 31, 2009.

After discussions with the Audit Committee of its Board of Directors and the Company’s independent registered public accounting firm, management has determined to file the Amended Form 10-K to reflect the corrections made in response to these accounting errors.  The correction of the errors impacts each of the Company’s consolidated financial statements, but has no impact on the Company’s income from operations or cash flows.

The following tables ($ in thousands, except per share information) show the effects of the restatement on the Company's consolidated balance sheet as of December 31, 2009 and consolidated statements of operations and comprehensive income:

	As of December 31, 2009
	As Previously Recorded	As Restated

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Warrant liability	$1,330	$11,435

TOTAL CURRENT LIABILITIES	9,389	19,494

SHAREHOLDERS' EQUITY
Additional paid in capital	41,376	37,188
Retained earnings	83,702	77,785

TOTAL SHAREHOLDERS' EQUITY	130,974	120,869

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$140,363	$140,363

i

	As of December 31, 2009
	As Previously Recorded	As Restated

INCOME FROM OPERATIONS	$46,251	$46,251

OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	(1,330)	(4,807)

Total other income (expense)	(1,291)	(4,768)

INCOME BEFORE PROVISION FOR INCOME TAXES	44,960	41,483

NET INCOME	$34,457	$30,980

BASIC EARNINGS PER SHARE	$2.08	$1.87

DILUTED EARNINGS PER SHARE	$2.07	$1.86

COMPREHENSIVE INCOME	$34,769	$31,292

In addition to the foregoing, in response to the SEC’s comments, the Company has made additional revisions to the Form 10-K to enhance its disclosure regarding its research and development activities and to provide additional information on the income taxes the Company pays.  The Company also has corrected certain typographical errors it discovered upon review of the Form 10-K

Except as described above, no other amendments are being made to the Form 10-K.  This Amended Form 10-K does not reflect events occurring after the Form 10-K, or modify or update the disclosure contained therein in any other way other than as required to reflect the amendments discussed above.

The Company has attached to this Amended Form 10-K updated certifications executed as of the date of this Amended Form 10-K by the Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes Oxley Act of 2002.  These updated certifications are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this Amended Form 10-K.

ii

CHINA SKY ONE MEDICAL, INC.

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, together with other statements and information we publicly disseminate, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and include this statement for purposes of complying with these safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions.  You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and which could materially affect actual results, performances or achievements.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to the “Risk Factors” discussed in Part 1, Item 1A of this Annual Report on Form 10-K.  Accordingly, there is no assurance that our expectations will be realized.  Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change our expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement is based.

The terms “the Company,” “we,” “us” and “our” refer to China Sky One Medical, Inc., together with our consolidated subsidiaries.

PART I

Item 1.   Business.

General

We are engaged, through our China-based indirect subsidiaries described below, in the development, manufacture, marketing and sale of over-the-counter, branded nutritional supplements and over-the-counter plant and herb-based pharmaceutical and medicinal products. Our principal products are external use Traditional Chinese Herbal Remedies/Medicines, commonly referred to in the industry as “TCM.”  We have evolved into an integrated manufacturer, marketer and distributor of external-use TCM products sold primarily in the People’s Republic of China (“China” or “PRC”) and through Chinese domestic pharmaceutical chains.  Recently, we have been expanding our worldwide sales effort as well. Prior to 2009, we sold both our own manufactured products, as well as medicinal and pharmaceutical products manufactured by others (the sale of third party products is referred to herein as “Contract Sales”).  Commencing in 2009, we discontinued all of our Contract Sales as part of our revised strategic plan.

Corporate History

We are a Nevada corporation formed on February 7, 1986, formerly known as Comet Technologies, Inc.  On July 26, 2006, after our acquisition of a China-based nutritional supplements business, we changed our name to “China Sky One Medical, Inc.”  We are a holding company doing business through American California Pharmaceutical Group, Inc., a California corporation (“ACPG”), our non-operating United States (“U.S.”) holding company subsidiary, and ACPG’s direct and indirect subsidiaries located in the People’s Republic of China (the “PRC”).

ACPG, was incorporated on December 16, 2003, under the name “QQ Group, Inc.”  QQ Group changed its name to “American California Pharmaceutical Group, Inc.” in anticipation of the stock exchange transactions with our predecessor filer (then known as “Comet Technologies, Inc.”) and Harbin City Tian Di Ren Medical Co., a company organized under the laws of the PRC (“TDR”), as further described below.  On December 8, 2005, ACPG completed a stock exchange transaction with TDR and TDR’s subsidiaries, each of which was a fully operating company in the PRC.  In connection with this transaction, ACPG exchanged 100% of its issued and outstanding common stock for 100% of the capital stock of TDR and its subsidiaries.

Thereafter, on May 11, 2006, ACPG entered into a Stock Exchange Agreement (the “Exchange Agreement”) with our shareholders.  The transaction acquisition contemplated under the Exchange Agreement was consummated on May 30, 2006.  As a result of this transaction, we issued a total of 10,193,377 shares of our common voting stock to the stockholders of ACPG, in exchange for 100% of the capital stock of ACPG.  As a result, ACPG became our wholly-owned subsidiary.

TDR was originally formed in 1994 and its principal executive office is located in Harbin City, Heilongjiang Province, PRC.  On December 29, 2000, TDR was reorganized and incorporated as a limited liability company under the “Corporation Laws and Regulations” of the PRC.  At the time of TDR’s acquisition by ACPG, in December of 2005, TDR had two wholly-owned subsidiaries, Harbin First Bio-Engineering Company Limited  (“First”) and Kangxi Medical Care Product Factory (“Kangxi”).  In July, 2006, First and Kangxi merged, with First as the surviving subsidiary of TDR.

As of October 16, 2006, we organized Harbin Tian Qing Biotech Application Company as a wholly-owned PRC subsidiary of TDR (“Tian Qing”), to conduct research and development in the areas of tissue and stem cell banks, which is described in further detail below.  As of December 31, 2009, Tiang Qing had no operating activities.

On April 3, 2008, TDR completed its acquisition of Heilongjiang Tianlong Pharmaceutical, Inc., a company organized under the laws of the PRC (“Tianlong”), that has a variety of medicines approved  by the PRC’s State Food and Drug Administration (the “SFDA”) and new medicine applications, and which is in the business of manufacturing external-use pharmaceuticals.  TDR previously acquired the Beijing sales office of Tianlong in mid-2006.  In connection with this transaction, TDR acquired 100% of the issued and outstanding capital stock of Tianlong from its sole stockholder, in consideration for an aggregate purchase price of approximately $8,300,000, consisting of $8,000,000 in cash, and 23,850 shares of our common stock (valued at $12.00 per share).

On April 18, 2008, TDR consummated its acquisition of Heilongjiang Haina Pharmaceutical Inc., a company organized under the laws of the PRC (“Haina”), licensed as a wholesaler of TCM, bio-products, medicinal devices, antibiotics and chemical medicines.  Haina did not have an established sales network and was acquired for its primary asset, a Good Supply Practice (“GSP”) license (License No. A-HLJ03-010), issued by the Heilongjiang Province office of the SFDA as of December 21, 2006.  The SFDA only issues such licenses to pharmaceutical resellers that maintain certain quality control standards.  The GSP license will be up for renewal on January 29, 2012.  In connection with this transaction, TDR acquired 100% of the issued and outstanding capital stock of Haina from its three stockholders in consideration for payment of approximately $437,000.

On September 5, 2008, TDR acquired Peng Lai Jin Chuang Pharmaceutical Company, a company organized under the laws of the PRC (“Peng Lai ”), from its sole stockholder.  Peng Lai, which has received Good Manufacturing Practice (“GMP”) certification from the SFDA, was organized to develop, manufacture and distribute pharmaceutical, medicinal and diagnostic products in the PRC.  In connection with this transaction, TDR acquired all of Peng Lai’s assets, including, without limitation, franchise, production and operating rights to a portfolio of 20 medicines approved by the SFDA, for an aggregate purchase price of approximately $7,000,000 million, consisting of approximately $2,500,000 million in cash, and 381,606 shares of our common stock (valued at $12.00 per share).

Principal Products and Markets

We are engaged, through TDR, and its subsidiaries in the PRC, in the development, manufacture, marketing and sale of over-the-counter, branded nutritional supplements and over-the-counter plant and herb-based pharmaceutical and medicinal products.  We have evolved into an integrated manufacturer, marketer and distributor of external use Chinese medicine products sold primarily to and through domestic pharmaceutical chains in the PRC.  Historically, we handled sales of both our own manufactured products and Contract Sales of medicinal and pharmaceutical products manufactured by others. However, commencing in 2009, we discontinued all Contract Sales as part of our revised sales strategy.

With the exception of Peng Lai, which is located in Shan Dong Province, PRC, all of our manufacturing facilities are located in Heilongjiang Province, PRC.  In addition, we have sales offices located in 24 provinces across China.

Our principal products are external use TCMs. Using various formulas, we produce a number of TCM products with several forms of delivery including ointments, sprays, medicated skin patches, injections, capsules, suppositories, tablets and granules.  We also develop and sell bio-engineering products in the form of diagnostic kits, which are used  for testing for different diseases.  Over the next few years, we intend to concentrate much of our efforts on the development, production and sales of TCM products and testing kits, and antibiotic products.

Our principal operations are in the PRC, where TDR and its subsidiaries have manufacturing facilities and sales distribution channels covering most of the provinces in the PRC.  Part of our sales strategy is to expand our worldwide sales by locating qualified distributors and sales agents outside of the PRC.  Our overall revenues were approximately $130,092,000 in 2009, of which export overseas sales were approximately $10,121,000, accounting for approximately 7.8% of our total revenue.  Overseas sales were $7,570,000 in 2008, accounting for approximately 8.2% of our total revenues.  Overseas sales were $12,404,000 in 2007, accounting for approximately 25.2% of our total revenue in 2007.

All of our significant operations and long lived assets are located in the PRC. Below is a chart depicting our corporate organizational structure:

SFDA Licenses

The SFDA issues the licenses to manufacture and market pharmaceutical products in the PRC.  Our licenses relate primarily to pharmaceutical production licenses, which are needed mainly for topical products, ointments and external test kits. TCM products also require a permit for sales, which permits are generally granted on a non-exclusive basis for four to five years depending on the product and subject to periodic review for renewal.  For the year ended December 31, 2009, we commercialized 91 products through TDR and its subsidiaries.  We have the necessary licenses and permits for all of our products.

Our TDR Subsidiary Owns the Following Subsidiaries in China

Harbin First Bio-Engineering

On September 26, 2003, TDR formed First under the laws of the PRC as its wholly owned subsidiary, with an authorized capital of approximately $1,460,000 (10,000,000 RMB).  First focuses on research and development of the use of natural medicinal plants and biological technology products, such as our diagnostic kits.  First, which officially commenced production on July 21, 2006, is one of the first companies in Heilongjiang Province conducting research and development of high technology biological products.  First has two product lines:

•	an enzyme immunity reagent kit product line; and

•	a colloid gold product line.

Harbin Tian Qing Biotech Application

On October 16, 2006, TDR organized Tian Qing under the laws of the PRC as its wholly owned subsidiary, to conduct research and development in the areas of tissue and stem cell banks, which is described in more detail below. (See “Research and Development” below.)  As of December 31, 2009, Tian Qing had no significant operations.

Heilongjiang Tianlong Pharmaceutical

On April 3, 2008, TDR completed the acquisition of Tianlong, which is in the business of manufacturing external-use pharmaceuticals.  Tianlong’s assets included, among other things, GMP certified manufacturing facilities, state-of-the-art manufacturing equipment, a research and development center, and production and operating rights to a portfolio of 69 medicines approved by the SFDA.

Heilongjiang Haina Pharmaceutical

On April 18, 2008, TDR consummated its acquisition of Haina, which is licensed as a wholesaler of TCM, bio-products, medicinal devices, antibiotics and chemical medicines.  At the time of the acquisition, Haina did not have an established sales network and was acquired for its primary asset, a GSP license issued by the Heilongjiang Province office of the SFDA as of December 21, 2006.  The SFDA only issues such licenses to resellers of medicines that maintain certain quality control standards.  The GSP license will be up for renewal on January 29, 2012.  Obtaining this license has enabled us to expand our sales of medicinal products without having to go through a lengthy license application process.

Peng Lai Jin Chuang Pharmaceutical

On September 5, 2008, TDR acquired Peng Lai, which received GMP certification from the SFDA, and was organized to develop, manufacture and distribute pharmaceutical products in the PRC.  In connection with the acquisition of Peng Lai , TDR acquired all of Peng Lai’s assets, including, without limitation, franchise, production and operating rights to a portfolio of 20 medicines approved by the SFDA.

Product Line

In 2009, we manufactured and marketed 91 products.  Our manufacturing operations are conducted in our indirect subsidiaries’ facilities located in Heilongjiang Province and Shan Dong Province in the PRC.

For the year ended December 31, 2009, we sold our products under five main categories:

•	Patches (7 products);

•	Ointments (18 products);

•	Sprays (15 products);

•	Diagnostic Kit (3 products);

•	Others (48 products)

A description of our principle products, which generated a majority of our sales revenue in 2009, is as follows:

Patch Category:

Sumei Slim Patch

The Sumei Slim Patch is marketed and sold within and outside the PRC as a more natural treatment to lose weight.  The Sumei Slim Patch uses Saponin as its major ingredient, and is effective in regulating and restraining the excessive secretion of certain hormones, while promoting others to foster weight loss as well as prevent weight gain.

Pain Relief  Patch

A pain relief patch is designed to apply to the area of neck, shoulder, and waist.  The patch is used for a number of ailments, including fever, headache, heart dysentery, diarrhea, and stiffness and pain caused by hypertension.

Anti-Hypertension Patch

The anti-hypertension patch is based on five thousand years of Chinese herbal vein therapy that has been adapted to a modern transdermal therapeutic system (“TTS”).  The product utilizes a Body-Yong-Guan point technique, which is believed to maximize the effectiveness of the medicinal ingredients.  The product is believed to stimulate blood capillaries and to be effective in improving circulation and reducing blood pressure.

Ointment Category:

Hemorrhoids Ointment

This product contains Acetate, Radix Notoginseng, and Rhizoma Coptidis.  It is made in soft ointment form that is effective in sterilizing and relieving hemorrhoid symptoms, including itching, distending pain, burning, and bleeding.

Compound Camphor Cream

This product is made for the treatment of various pathogens on the skin surface and subcutaneously, such as mycete, trichopytic, staphylococcal bacteria aureus, bacillus coli, and candida albicans (thrush).

Spray Category:

Stomatitis Spray

This spray is used for the treatment of  dental ulcers, pharyngitis, and faucitis.  It is made with pure herbal medicines and, thus, has  minimum side effects to human bodies.

Diagnostic Kit Category:

Cardiac Arrest Early Examination Kit

This product is used for early stage diagnosis of myocardial infarction (heart attacks).

Kidney Disease Testing Kit

The Urinate Micro Albumin Examination Testing Kit is used in connection with early stage diagnosis for primary kidney disease, hypertension and diabetes.

Other Product Category:

We include 48 of our products under the “Other” product category, because the categories of applications for these products do not separately represent a material amount of our revenues.  The Other product category includes suppositories, eye drops, nasal drops, capsules, granules, injections, tablets and wash fluids.

Naftopidil Dispersible Tablet

This tablet is designed to treat benign enlargement of the prostate among males in their middle age.  It is effective in its treatment because its ingredients can be easily digested and absorbed by the human body.

Naphazoline Hydrochloride Eye Drop

Naphazoline is recommended for the temporary relief of eye redness associated with minor irritations.  This product can comfort the eyes by lubricating them and relieving such irritations.

Revenues by Product Categories

We believe that the most meaningful presentation of our products is by categories of method of delivery.  Our total revenues during fiscal 2009, 2008, and 2007 were approximately $130,092,000, $91,816,000, and $49,318,000, respectively.  The following table sets forth our principal product categories based on application type and the approximate amount and percentage of revenue from each of such product categories for the fiscal years ended December 31, 2009, 2008, and 2007:

	For the Years Ended December 31 ($ in thousands)
	2009		2008		2007
Product Category	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
Patches	$40,770	31.3%	$35,484	38.6%	$19,609	39.9%
Ointments	28,862	22.2%	23,068	25.1%	3,270	12.6%
Sprays	18,499	14.2%	10,613	11.6%	8,742	18.7%
Diagnostic Kits	10,239	7.9%	8,781	9.6%	2,994	6.1%
Contract Sales	0	0.0%	5,655	6.2%	12,998	16.6%
Others	31,722	24.4%	8,215	8.9%	1,705	6.2%
Total	$130,092	100.0%	$91,816	100.0%	$49,318	100.0%

For a narrative description of the reasons for the changes in our revenue by product category over the past three years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Research and Development

We conduct all of our research and development (“R&D”) activities either internally or through collaborative arrangements with universities and research institutions in the PRC.  We have our own research, development and laboratory facilities located in the facilities of First and Tianlong.  Our internal R&D team currently consists of 38 people.  Many of our team members are professors affiliated with universities in the PRC.

Additionally, we have established several long-term partnerships with well-known universities and enterprises in the PRC.  We have:

•	Established a gene medicine laboratory for Small RNA project with Harbin Medical University; and

•	Established a laboratory for Antroquinonol from Antrodia Camphorata with Taiwan Golden Biotechnology Corporation.

Under our partnership arrangements with universities and research institutions, we will generally hold the intellectual property rights to any developed technology.  For example, as a result of our collaboration with Harbin Medical University, a product known as “Endostatin” is currently under development as a cancer suppressing product.  Although this technology still bears the name of Harbin Medical University, we own the intellectual property rights pertaining to this technology.  Additional information relating to this product and other products being developed is set forth under “Products Under Development” below and under the general product descriptions throughout this report.

We invested approximately $14,960,000, $7,413,000, and $3,158,000 in R&D for the years ended December 31, 2009, 2008, and 2007, respectively.  Additional information about our R&D investments is included in the financial statements in Item 8 of this report (and notes thereto) and our “Management Discussion and Analysis on Financial Condition and Results of Operations” section below.

Products Under Development

The projects which accounted for a majority of our 2009 research and development expenses, grouped by subsidiary, are as follows:

TDR

Breast Cancer Technology

Hyperplasie Globulaire is the early stage of Hyperplasia of the Mammary Glands that has a high occurrence among females between twenty-five and forty-five years of age.  Medicines with Endocrine can have significant side effects to the patient.  Our Breast Cancer Technology is designed to effectively treat the Hyperplasie Globulaire with Traditional Chinese Medicine and with minimum side effects.  We spent approximately $2,272,000, or 15.2% of total R&D expenditure in 2009, for efficacy testing, acute and long term toxicity testing.  This project is the only project that represented more than 10% of our total R&D expenditures in 2009.

Monoclonal Antibody Research

Monoclonal antibody is a bioactive substance produced when human cells identify and resist pathogenic intrusion from outside.  Monoclonal antibody technology can produce large amounts of pure antibodies with desired substance.  Tumor cells that can replicate endlessly are fused with mammalian cells that produce an antibody.  The result of this cell fusion will continually produce antibodies.  These antibodies are called monoclonal because they come from only one type of cell, the hybridoma cell.  We believe Monoclonal antibodies have tremendous applications in the field of diagnostics, therapeutics, targeted drug delivery systems, not only for infectious disease caused by bacteria, viruses and protozoa, but also for cancer, metabolic and hormonal disorders.  We spent approximately $965,000, or 6.5% of total R&D expenditure in 2009, for application and  performance appraisal.  As of December 31, 2009, we completed this project and are able to manufacture and commercialize these antibody materials.

Endostatin Research

Endostatin is a cancer treatment drug that works by “starving” cancer cells by restricting the generation of blood vessels around cancer lesions, thereby inhibiting, to a degree, the source of nutrients upon which the cancer cells survive.  We have already completed teratogenicity testing, and have established quality standards for this drug.  Further developments are underway to improve the product quality of Endostatin.  We spent approximately $439,000, or 2.9% of total R&D expenditure in 2009, for acute and long term toxicity testing.

Patch Products

We spent approximately $1,820,000, or 12.2% of total R&D expenditure in 2009, for the optimization experiments of several patch products including slim patch, anti-hypertension patch, asthma patch, and pain relief patch.  The optimization experiments are focusing on optimization of the extracted ingredients and irritation  tests.

First

Diagnostic Kits

In 2009, we had 6 diagnostic kits under clinical trials.  We spent approximately $2,727,000, or 18.2% of total R&D expenditure in 2009, on clinical trials for these 6 diagnostic kits.

Tianlong

Antroquinonol Extracted from Antrodia Cinnamomea

Antrodia Cinnamomea is well known in Taiwan as a traditional Chinese medicine.  For several decades, it has been used in the treatment of food and drug intoxication, diarrhea, abdominal pain, hypertension, rashes, and liver and lung cancer. We have obtained an exclusive right to develop this technology with Taiwan Golden Biotechnology Corporation, which has completed pre-clinical research on Antroquinonol in the United Kingdom.  The compound has been approved by the Food and Drug Administration in the U.S. to enter into first stage clinical trial.  We spent approximately $387,000, or 2.6% of total R&D expenditure on this project in 2009.

Injections

In 2009, we had 3 injections under clinical trials.  We spent approximately $1,944,000, or 13.1% of total R&D expenditure in clinical trials for these projects in 2009.

Peng Lai

We spent an aggregate of approximately $879,000, or 5.9% of total R&D expenditure in 2009, in optimizing effectiveness test for Naftopidil Dispersible tablets for prostate treatment, Sertraline Hydrochloride capsules for the treatment of mental depression, and Radix Isatidis granules and syrup to treat Influenza (flu).

Set forth below is certain information regarding our major research and development projects in 2009.  The additional costs and expected completion dates set forth in the table below are subject to change, which may be material, based on various factors, many of which are out of our control:

Projects	Stage	2008 Expense		2009 Expense	Aggregate Expenses Since Commencement of Project	Estimated Additional Costs to Complete Research and Development		Remaining Activities and Expected Research and Development Completion Date***
Diagnostic Kits - 19 products*	Clinical trial	$2,261,000		$2,727,000	$4,988,000	$800,000
13 projects are estimated to be submitted to the SFDA in later half of 2010, with an estimated aggregate cost of $500,000; Another 6 products are estimated to complete clinical trial in fiscal 2010, then get into the stage of long term stability testing through 2013, with estimated cost of $300,000

Injections - 6 projects	Clinical trial	$614,000		$1,944,000	$2,558,000	$300,000
One product is pending SFDA approval; 3 products are planned to be submitted to the SFDA within fiscal 2010, with an estimated cost of $100,000; The other 2 products are going into long term stability testing stage with an estimated cost of $200,000

Breast Cancer Technology	Efficacy testing, Acute and Long Term Toxicity testing	$0		$2,272,000	$2,272,000	$8.3 million
Efficacy stage has been completed in 2009, long term stability testing is estimated to be completed during the first half of 2011, with an estimated cost of $300,000, then apply to the SFDA for getting into the clinical trial. The clinical trial is estimated to be completed in  2015, with an estimated cost of $6-8 million, afterwards, we intend to apply to the SFDA to enter into the production stage.

Patches - 4 products	Extraction optimization testing	$0	**	$1,820,000	$1,820,000	$	**	Completed
Monoclonal Antibody	Completed	$948,000		$965 ,000	$1,913,000	$1.8 to $2 million		Continue study in 2010; does not require SFDA approval
Endostatin	Efficacy testing, Acute and Long Term Toxicity testing	$1,192,000		$439,000	$1,631,000	$8 to $10 million		Clinical trials; estimated to be completed in 2016 and submitted for SFDA approval
Antroquinonol	Clinical trial	$0		$387,000	$387,000	$16 to $18 million		Efficiency, acute and long-term toxicity testing; pre-clinical and clinical trials are estimated to be completed in 2018 and submitted for SFDA approval
Radix Isatidis granule and syrup	Production process optimization	$0		$282,000	$282,000	$400,000 - $500,000		Estimated to be completed in 2010
Naftopidil Dispersible tablets	Production process optimization	$0		$256,000	$256,000	$400,000 - $500,000		Estimated to be completed in 2010
Sertraline Hydrochloride capsules	Production process optimization	$0		$249,000	$249,000	$400,000 - $500,000		Estimated to be completed in 2010

*   During 2008, we conducted long-term stability taking on clinical trials on a total of 13 projects for an aggregate expense of $2,261,000.  We spent an immaterial amount on further research and development of the projects in 2009 and expect to submit those projects for SFDA approval during the second half of 2010 at an estimated aggregate additional expense of $500,000.
**  The amount is not meaningful.
***  Does not include time required for SFDA approval, if any.

In addition to the projects set forth in the table above, we commenced clinical trials or efficacy, acute and long-term toxicity testing on several other projects.  We expect to complete testing and/or trials for these projects between 2012 and 2014 at an estimated cost of $600,000 to $1,000,000 per project.

Total research and development expenses in fiscal 2009 were $14,960,000.  The above listed projects comprise 75.6% of our total research and development expenses in fiscal 2009.  The other projects and miscellaneous materials make up the remaining 24.2% of total research and development expenses for the year.

Cord Blood Stem Cell Bank

In 2006, we began implementing a plan to establish a cord blood stem cell bank in the PRC, for the treatment of various diseases such as leukemia, lymphoma and rebirth anemia.  On October 16, 2006, the Health Department of Heilongjiang Province granted us, through Tian Qing, the exclusive right and license to become engaged in tissue and stem cell bank activities in Heilongjiang Province, PRC, through December 2010.  Since the development of this project will require substantial managerial, technical and financial resources, and a number of significant risks, management is still evaluating the proper timing and strategy in launching this project.

Sales Approach

Over the past several years, we have continuously expanded our distribution channels for our products.   As a result, we have established a sales network covering 24 provinces of mainland China, and have positioned sales managers and representatives in each of these markets.

In fiscal 2007, our sales model was focused on the creation of our own distribution channels.  Therefore, we sold products directly to many small distributors and retail store locations.  Commencing in fiscal 2008, we changed our business model and entered into distribution agreements with larger regional sales agents, who resell to smaller distributors and retail store locations.  In addition, we entered into contracts with nationwide chain pharmacies.  These changes to our product distribution channels resulted in our direct customer base decreasing from 943 customers at December 31, 2007 to 212 customers at December 31, 2009.  Our change in sales strategy is further described in “Customers and Distribution” below.

We also managed to establish a marketing network through independent agents to develop an international market for our products.  At present, our primary initial growth focus remains in the PRC.  However, part of our sales strategy is to expand our sales outside of the PRC.  Overseas sales accounted for approximately 7.8%, 8.2% and 25.2% of sales revenue for the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

Materials and Suppliers

We employ purchasing staff with extensive knowledge of our products, who work with our marketing, product development, and formulations and quality control personnel to source raw materials for our products and other items.  Raw materials are sourced principally in the PRC, and are generally available from a variety of suppliers.  Harbin Zhong Jia Medicine Company and Heilongjiang Kangda Medicine Company accounted for approximately 16% and 42% of our total inventory purchases for the year ended December 31, 2009, respectively.  Heilongjiang Kangda Medicine Company accounted for approximately 33% of our total inventory purchases for the year ended December 31, 2008.  Harbin Yong Heng accounted for 23% of our total inventory purchases for the year ended December 31, 2007.  No other suppliers accounted for 10% or more of our total inventory purchases in 2009, 2008, and 2007.

We seek to mitigate the risk of a shortage of raw materials, through identification of alternative suppliers for the same or similar raw materials, where available.  We believe raw materials are available through alternative suppliers in the market place, if necessary.  We manufacture bulk branded products to allow more extensive vertical integration and to improve the quality and consistency of raw materials.

Historically, we have signed agreements with suppliers that allowed us to hold extra raw materials at the cost of the suppliers.  As a result, we could minimize our own inventory carrying costs, and improve our cash management, by keeping the inventory at the minimum level required to support our short-term sales.  However, due to price increases for raw materials, and the related overhead costs for storing such raw materials, we started to increase our inventory levels toward the second half of 2009.  In anticipation of continued price increases, management may further increase our inventory levels in fiscal 2010.

Customers and Distribution

In fiscal 2007, our sales model was focused on the creation of our own distribution channels. Therefore, we sold products directly to many small distributors and retail store locations.  In fiscal 2008, we changed our business model and entered into distribution agreements with larger regional sales agents, who resell to smaller distributors and retail store locations.  In addition, we entered into contracts with nationwide chain pharmacies. Through the extensive sales networks, of these nationwide chains, we were able to reach all major metropolitan areas throughout the PRC. These changes to our product distribution channels resulted in our direct customer base decreasing from 943 customers at December 31, 2007 to 233 customers (not including branches of retail and drug supply chains) at December 31, 2008.  As of December 31, 2009, we had 212 customers, not including branches of retail and drug supply chains.

The change in our sales strategy, which began in fiscal 2008, was initiated to improve product channel efficiencies, and to give us access to an increased number of ultimate purchasers.  We believe that these changes will continue to lead to increased revenue by extending the reach of our distribution network.  By reducing the number of customers we sell to directly, we have streamlined our accounts receivable management and collection and reduced channel distribution costs.  These favorable cost variances have been partially offset by product price incentives we grant to the larger agents with which we have contracted.

For the year ended December 31, 2009, sales to Harbin Shiji Baolong Medicine Company and Shanxi Xintai Medicine Company accounted for approximately 16% and 11% of total revenues, respectively.  Harbin Bao Da Medicine Company and Harbin Shiji Baolong Medicine Company accounted for approximately 16% and 14% of our accounts receivable in 2009, respectively.  For the year ended December 31, 2008, sales to Shanxi Xintai and Harbin Shiji Baolong accounted for 15% and 12% of our total revenues, respectively.  Harbin Shiji Baolong and Shanxi Xintai accounted for approximately 29% and 11% of our accounts receivable in 2008, respectively.  For the year ended December 31, 2007, sales to Ning BoYue Hua Trading Company and Guang Zhou Xing He Trading Company accounted for approximately 14% and 11% of our total revenues, respectively.  Hua Li Jiu Zhou Company accounted for approximately 11% of our accounts receivable in 2007.  No other customers accounted for 10% or more of our total revenues or accounts receivable in 2009, 2008, and 2007.

In 2009, we implemented various initiatives toward promoting and marketing our products.  Our advertising costs for the fiscal years ended December 31, 2009, 2008, and 2007 were approximately are $14,527,000, $7,299,000 and $4,385,000, respectively.

We will continue efforts to expand our markets into other provinces and larger cities in the PRC, and to other markets worldwide.  Currently, our products are sold primarily in the PRC.  In 2009, 2008 and 2007, approximately 92.2%, 91.8% and 74.8% of our revenues in were from the sale of products in China, respectively. Part of our sales strategy is to expand our worldwide sales.  As a means of accelerating our distribution into other countries, we will seek to enter into strategic marketing arrangements with qualified firms that have distribution channels, brand name recognition, or other unique marketing strengths.

Competition

Competition in the TCM, pharmaceutical, and over-the-counter nutraceutical business is intense in China, and throughout the world.  We compete with various firms, many of which produce and market products similar to our products, and many of which have greater resources than us in terms of manufacturing and marketing capabilities, management expertise and breadth, and financial wherewithal.  Some of these competitors are far larger, have more resources then us and have stronger sales and distribution networks.

Our direct competitors are other domestic firms engaged in developing, manufacturing and marketing TCM and nutraceutical products.  There are many of these companies in the PRC, in Heilongjiang Province, and even in the city of Harbin.

We expect that the competition for medicinal products in the PRC and other world markets will become more intense over the next few years, both from existing competitors, and new market entrants.  We will also face competition from foreign companies who may have established products, a strong proprietary pipeline and strong financial resources.  Our management believes that we have certain competitive advantages in introducing new products to market due to key focus areas for development, our existing distribution channels, research and development capabilities and our relationship with certain universities and other research institutions.  However, there can be no assurance that we will be able to compete and continue to grow in this highly competitive environment.  Additional information relating to competition in the PRC can be found in the “Risk Factors” section below.

Government Regulation

Regulatory Environment

Our principal sales market is in the PRC.  We are subject to the Pharmaceutical Administrative Law of the PRC, which governs the licensing, manufacturing, marketing and distribution of pharmaceutical products in the PRC, and sets penalties for violations.  Our business is subject to various regulations and permit systems of the government of the PRC.  Additionally, we are subject to government licensing rights and regulations, which relating to our stem cell R&D license.  Permits we attain for TCM products are granted on a non-exclusive basis and are subject to periodical review for renewal.

The governmental approval process in the PRC for a newly developed health product can be lengthy and difficult.  A product sample is first sent to a clinical testing agent designated by the Ministry of Health, which conducts extensive clinical testing and examination of the product to verify if it has the specified functions as stated by the company producing the product.  A report will then be prepared and issued by the clinical testing agent confirming or negating such functions.  After submittal to the agency, it generally takes six months to one year for a report to be issued by the testing agent.  The report must then be submitted to a provincial Health Management Commission for approval.  Following this submittal, a letter of approval issued by such commission will be submitted to the Ministry of Health for the issuance of a certificate that authorizes sale and marketing of the product in the PRC.

This entire process will generally take between eighteen months and two years.  The approval process will depend to a certain extent on whether a specified product is a plant based pharmaceutical (“PBP”), or a plant based nutraceutical (“PBN”).  PBPs are products composed of herbs, roots and plants that do not use synthetic chemicals, with certain medicinal functions for treatment of one or more illnesses.  PBPs are generally prescription-based but in some cases may be sold over-the-counter.   PBNs, also frequently known as “dietary supplements” or “nutritional supplements,” are also composed of herbs, roots and plants, but are essentially prophylactic or preventive in nature.  All PBNs are available over-the-counter without a prescription.  In the PRC, PBPs require the approval of the SFDA, while PBNs only require the approval of state and local governments prior to manufacturing and sale.  Obtaining the approval from the SFDA is generally more complex and lengthy.

Because we and our subsidiaries are wholly-owned enterprises, we are subject to the law of foreign investment enterprises in the PRC, and the foreign company provisions of the Company Law of China, which governs the conduct of our wholly-owned subsidiaries and their officers and directors, and also limits our ability to pay dividends.

Compliance with Environmental Law

We comply with the Environmental Protection Law of the PRC, as well as applicable local regulations.  In addition to compliance with the PRC law and local regulations, we consistently undertake active efforts to ensure the environmental sustainability of our operations.  Because the manufacturing of herb and plant-based products does not generally cause significant damage or pollution to the environment, the cost of complying with applicable environmental laws is not material.  In the event we fail to comply with applicable laws, we may be subject to penalties.

Intellectual Property

We own certain SFDA licenses for drug batch numbers and other proprietary technologies.   Historically, we included our proprietary technologies and SFDA licenses for drug batch numbers within the category of patents.  We now believe it is more accurate to categorize such intellectual property as SFDA licenses for drug batch numbers and other proprietary technologies.

As of December 31, 2009, our intellectual property breakdown by SFDA licenses for drug batch numbers and other proprietary technologies is as follows:

IPs (Intangible Assets)	Year Acquired	Acquisition Cost $ in thousands	Reflected under Intangible Assets	Proprietary Technologies	Drug Batch Numbers
Endostatin	2006	$1,727	Yes	Yes	-
SFDA licenses for drug batch numbers	2008	$6,848	Yes	-	Yes
Monoclonal Antibody	2008	$5,106	Yes	Yes	-
Breast Cancer Technology	2008	$1,459	Yes	Yes	-
Antroquinonol	2009	$5,119	Yes	Yes	-
Small RNAs Technology	2009	$5,850	Yes	Yes	-

We purchased the rights to the patents for Endostatin and Antroquinonol, which are registered under the names of Harbin Medical University and Taiwan Golden Biotechnology Corporation, respectively.

We have acquired certain additional proprietary technologies from non-related third parties.  The fair value of these proprietary technologies recorded in our financial statements are appraised periodically and amortized during its useful life.

As of the date of this filing, we own two registered patents for product packaging.  As of December 31, 2009, these patents have nominal carrying values.

Under the PRC’s State Protection Law, certain herbal medicine products, which have received approval from the SFDA, have automatic protection.  SFDA licenses for drug batch numbers we acquired in connection with our acquisitions of Tianlong and Peng Lai in fiscal 2008 have been recorded as part of our intangible assets.  We did not appraise or assign any value to the SFDA licenses for drug batch numbers developed internally by TDR or First.

We have registered “Kang Xi” as our trademark, which is used for all of our TCM products.   The “Kang Xi” trademark was developed internally and registered by TDR before we became a public company.  Our cost basis in the trademark is nominal.

Employees

The number of our employees has increased due to growth, increased research and development activities and expanded marketing and distribution efforts for our products.  Our employees generally fall into the following categories:

By subsidiary company:

	Number of Employees
Company	2009	2008
TDR	1,315	1,515
Tian Qing	0	0
First	107	97
Tianlong	207	97
Haina	399	24
Peng Lai	126	71
TOTAL:	2,154	1,804

By nature of job:

	Number of Employees
Type of Job	2009	2008
Executives and managers	201	146
Production and clerical	424	359
Sales and marketing	1,491	1,261
Research and development, technology	38	38
TOTAL:	2,154	1,804

As of December 31, 2008, we had 1,804 full-time employees.  Our 2,154 employees, as of December 31, 2009, includes both 305 full time employees and 1,849 individuals hired on a contract basis through agencies.  In 2009, we began hiring certain employees on a contract basis, in order to take advantage of cost efficiencies.

We do not have any employment agreements in place with our executive officers.  None of the employees are covered by a collective bargaining agreement, however, we believe our relationship with employees is good.

Available Information

We file various reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on From 8-K, which are available though the SEC’s electronic data gathering, analysis and retrieval system by accessing the SEC’s home page (http://www.sec.gov). The documents are also available to be read or copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, D.C., 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We also make available free of charge through our website (www.cski.com.cn) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnishes it to, the SEC.

Item 1A.  Risk Factors.

We are subject to certain risks and uncertainties as described below.  These risks and uncertainties may not be the only ones we face.  There may be additional risks that we do not presently know of, or that we currently consider immaterial.  All of these risks could adversely affect our business, financial condition, results of operations and cash flows.  Our business and operations may be adversely affected if any of such risks are realized.  All investors should consider the following risk factors before deciding to purchase or sell our securities.

Risks Related to Our Business

Adverse economic conditions may harm our business.

In 2008, general worldwide economic conditions declined due to sequential effects of the sub prime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns.  This global economic downturn poses a risk as consumers and businesses may postpone spending, or seek new ways to eliminate spending, in response to these uncertain and challenging economic conditions.  In addition, there could be a number of follow-on effects including foreign currency exchange rate fluctuations, insolvency of key suppliers and customer insolvencies.  We cannot predict the timing or duration of any economic slowdown or recession or the timing or strength of a subsequent recovery, worldwide, or in the specific markets we serve.  If the markets for our products significantly deteriorate due to these economic effects, our business, financial condition and results of operations may be materially and adversely affected.

Certain officers and directors have significant control over our company.

Liu Yan-qing and Han Xiao-yan, who are officers and directors of ours, also serve as officers and directors of ACPG, TDR and its subsidiaries.  As of the date hereof, Dr. Liu and Ms. Han own, in the aggregate, approximately 36.5% of the issued and outstanding shares of our common stock.  As a result, these shareholders are effectively able to control certain corporate governance matters requiring shareholders’ approval.  Such matters may include transactions in which they have an interest other than as a shareholder of ours, the approval of significant corporate transactions such as increasing the authorized number of our shares to complete acquisitions or raise capital, if necessary, and any other transactions requiring a majority vote without seeking other shareholders’ approval.  These persons also have the ability to control other matters requiring shareholder approval including our election of directors which could result in the entrenchment of management.

We depend on our key management personnel and the loss of their services could adversely affect our business.

We place substantial reliance upon the efforts and abilities of our executive officers, Liu Yan-qing, President, Chief Executive Officer and Chairman of the Board, Han Xiao-yan, Vice Chairman, and Stanley Hao, Chief Financial Officer and Secretary.  We do not have employment agreements with these members of management.  Accordingly, if any of these persons should leave the company, we would have no remedy or protections in place and would not be able to prevent them from competing with us or working for competitors.  The loss of the services of any of these executive officers could have a material adverse effect on our business, operations, revenues or prospects.  In addition, we do not maintain key man life insurance on the lives of these individuals.

Our expansion plan may not be successful.

Part of our strategy is to continue our growth through increasing the distribution and sales of our products by penetrating existing markets in the PRC, and entering new geographic markets in the PRC as well as Asia, the United States and other countries. However, many obstacles to entering such new markets exist, including, but not limited to, international trade and tariff barriers, regulatory constraints, product liability concerns, shipping and delivery costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange ratios.  Moreover, our expansion strategy may be based on incorrect assumptions and may be flawed, and may even damage our performance, competitive position in the market and, ultimately, even our ability to survive in the marketplace.  We cannot, therefore, assure shareholders that we will be able to successfully overcome such obstacles and establish our products in any additional markets.  Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

There are many safety risks involved in our products and services that could expose us to liability or inhibit our ability to secure insurance.

Our products and services involve direct or indirect impact on human health and life.  The products we manufacture and sell may be flawed and cause dangerous side effects, and even fatality in certain cases, leading to major business losses and legal and other liabilities and damages to our company.  In the event that any of our products are alleged to have adverse side effects, we could be subject to product liability claims.  In addition to the threat of liability, there may be insurance costs if we enter into certain markets or may not be able to obtain insurance for certain products in some countries.  Some distributors may refuse to sell our products in certain countries if they perceive such products to have a high risk or to be uninsurable.

We do not maintain any insurance and are exposed to all risks of loss, including resulting form product liability, property loss or damages, or other harm that we may cause to customers, vendors, suppliers and other third parties, or securities law claims.

We do not maintain liability or property insurance coverage or director and officer insurance coverage and, therefore, we are self-insured for all risks of loss.  Although we seek to reduce potential liability through measures such as contractual indemnification provisions with distributors and suppliers, we cannot assure you that such measures will be enforced or effective.  Our policy is to record losses associated with our lack of insurance coverage at such time as realized loss is incurred. Historically, we have not had any material losses in connection with our lack of insurance coverage and are not party to any material pending legal proceedings as of the date of this report.  Management’s intention is to use our working capital to fund any such losses incurred due to our exposure to inadequate insurance coverage.  Our operating results could be materially and adversely affected if we were to pay significant damages or incur significant defense costs in connection with a claim.

We are highly dependent upon the public perception and quality of our products.  Additionally, anti-corruption measures taken by the government to correct corruptive practices in the pharmaceutical industry could adversely affect our sales and reputation.

We are highly dependent upon consumers’ perception of the safety and quality of our products as well as similar products distributed by other companies.  Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on our business, regardless of whether these reports are scientifically supported.

The PRC government has recently taken anti-corruption measures to correct corrupt practices.  In the pharmaceutical industry, such practices include, among other things, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug.  Substantially all of our sales to our ultimate customers are conducted through third-party distributors.  We have no control over our third-party distributors, who may engage in corrupt practices to promote our products.  While we maintain strict anti-corruption policies applicable to our internal sales force and third-party distributors, these policies may not be effective.  If any of our third-party distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices may be investigated.  If this occurs, our sales and reputation may be materially and adversely affected.

Our success will depend on our research and the ability to develop new products.

Our growth depends on our ability to consistently discover, develop and commercialize new products, and find new and improve on existing technologies, platforms and products.  As such, if we fail to make sufficient investments in research, to be attentive to consumer needs, or fail to focus on the most advanced technologies, our current and future products could be surpassed by more effective or advanced products of other companies.

We currently rely on third parties to supply the key raw materials we use to produce our products.

Our business depends upon the availability of key raw materials.  We rely on only external suppliers for these raw materials.  In fiscal year 2009, Harbin Zhong Jia Medicine Company and Heilongjiang Kangda Medicine Company accounted for approximately 16% and 42% of our total inventory purchases, respectively.  Heilongjiang Kangda Medicine Company accounted for approximately 33% of our total inventory purchases for the year ended December 31, 2008.  For the 2010 fiscal year, we expect that our raw material suppliers will be substantially similar to last year and the amount of raw materials will increase commensurate with the increase in the demand of our products.  If any of our major suppliers were to default or become unable to deliver the raw materials in sufficient quantities, we may be unable to purchase these raw materials from alternative sources on the same or similar terms, which could result in a significant decrease in our operating costs.  In addition, any disruption in the supply of our raw materials could cause delay in the delivery of our products which would be harmful to our sales reputation and business.  If supply is disrupted the increased amount we have to pay for raw materials could negatively impact our margins, cause us to cease production if an alternate supplier cannot be found.  If we are unable to procure replacement supplies, our ability to meet the production demands of our customers could cause the loss of costumers and/or market share.  Our financial results could be negatively impacted by the lost sales or decreased margins.

We are dependent on a limited number of customers for a significant portion of our revenues and accounts receivable and this dependence is likely to continue.

We have been dependent on a limited number of customers for a significant portion of our revenue.  For the year ended December 31, 2009, sales to Harbin Shiji Baolong Medicine Company and Shanxi Xintai Medicine Company accounted for approximately 16% and 11% of total revenues, respectively.  For the year ended December 31, 2008, sales to Shanxi Xintai and Harbin Shiji Baolong accounted for 15% and 12% of our total revenues, respectively.  For the year ended December 31, 2007, sales to Ning BoYue Hua Trading Company and Guang Zhou Xing He Trading Company accounted for approximately 14% and 11% of our total revenues, respectively.  Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if any such customer stops purchasing our products.  We expect that a limited number of customers will continue to contribute to a significant portion of our sales in the near future. Our ability to maintain close relationships with these top customers is essential to the growth and profitability of our business.  If we fail to sell our products to one or more of these top customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue would likely decline and our results of operations would be adversely affected.

In addition, our accounts receivable are concentrated among a small number of our customers.  Harbin Bao Da Medicine Company and Harbin Shiji Baolong Medicine Company accounted for approximately 16% and 14% of our accounts receivable in 2009, respectively.  Harbin Shiji Baolong and Shanxi Xintai accounted for approximately 29% and 11% of our accounts receivable in 2008, respectively.  Hua Li Jiu Zhou Company accounted for approximately 11% of our accounts receivable in 2007. If any our customers fail to pay us on a timely basis, or do not pay us at all, our business, cash flow, financial condition and results of operations may be materially and adversely affected.

Significant competition from existing and new entities could adversely affect revenues and profitability.

We compete with other companies, many of which are developing and/or offering, or can be expected to develop and offer, products similar to ours.  Our market is a large market with many competitors.  Many of our competitors are more established than we are, and have significantly greater financial, technical, marketing and other resources than us.  Some of our competitors have greater name recognition and a larger customer base.  These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.  We cannot assure investors that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not harm our business.

We are subject to market and channel risks.

In fiscal year 2009, over 92% of our sales were made in the PRC, where we primarily sell our products through drug chain stores.  Because of this, we are dependent to a large degree upon the success of our PRC-based distribution channel, as well as the success of specific retailers in the distribution channel.  We rely on these distribution channels to purchase, market, and sell our products.  Our success is dependent, to a large degree, on the growth and success of the drug stores, which may be outside our control.  There can be no assurance that the drug store distribution channels will be able to grow or prosper as they faces price and service pressure from other channels, including the mass market.  There can be no assurance that retailers in the drug store distribution channel, in the aggregate, will respond or continue to respond to our marketing commitment in these channels.

We may have difficulty in defending intellectual property rights from infringement.

Our TCM products are generally not protected by patents but by trade secrets.  Certain TCM license agreements are made on a non-exclusive basis.  Our success depends, in large part, on our ability to protect current and future technologies and products and to defend our intellectual property rights.  If we fail to protect our intellectual property adequately, competitors may manufacture and market similar products.  We have filed patent applications seeking to protect newly developed and/or technologies.  Some patent applications in the PRC are maintained in secrecy until the patent is issued.  Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of its discoveries.  Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for its products.  Patents that are issued may be challenged, invalidated or circumvented by competitors.  Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

To the extent that we market products in other countries, we may have to take additional action to protect our intellectual property.  The measures we take to protect our proprietary rights may be inadequate, and we cannot provide any assurance that our competitors will not independently develop formulations and processes that are substantially equivalent or superior to our products or copy our products.

We also rely on trade secrets, non-patented proprietary expertise and continuing technological innovation that we seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants.  These agreements may be breached and there may not be adequate remedies in the event of a breach.  Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements.  Moreover, trade secrets and proprietary technologies may otherwise become known or be independently developed by competitors.  If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

We will be subject to risks relating to third parties that may claim that we infringe on their proprietary rights and may prevent us from manufacturing and selling certain of our products.

There has been substantial litigation in the pharmaceutical and nutraceutical industries with respect to the manufacturing, use and sale of new products.  These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties.  We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights.  Any such litigation could involve or result in:

•	the incurrence of substantial expense, even if we are successful in the litigation;

•	a diversion of significant time and effort of technical and management personnel;

•	the loss of our rights to develop or make certain products; and

•	the payment of substantial monetary damages or royalties in order to license proprietary rights from third parties.

Although patent and intellectual property disputes within these industries have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties.  These arrangements may be investigated by regulatory agencies and, if improper, may be invalidated.  Also, the required licenses may not be made available to us on acceptable terms.  Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent our company from manufacturing and selling some of our products or increase costs to market these products.

In addition, when seeking regulatory approval for some of our products, we are required to certify to regulatory authorities, including the SFDA that such products do not infringe upon third party patent rights.  Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us.  Any lawsuit would delay regulatory approval by the SFDA.  A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling certain of our products.

The launch of a product prior to a final court decision or the expiration of a patent held by a third party may result in substantial damages to us.  Depending upon the circumstances, a court may award the patent holder damages equal to three times their loss of income.  If we are found to infringe a patent held by a third party and become subject to such treble damages, these damages could have a material adverse effect on our results of operations and financial condition.

Our failure to comply with accounting policies and regulations in making reasonable estimates and judgments could negatively impact our financial position and results of operation.

We are subject to critical accounting policies and actual results may vary from estimates.  We have followed, and will continue to follow, generally accepted accounting principles for the United States in preparing financial statements.  As part of this work, we must make many estimates and judgments concerning future events.  These affect the value of the assets and liabilities, contingent assets and liabilities, and revenue and expenses reported in such financial statements.   We believe that these estimates and judgments are reasonable, and we have made them in accordance with accounting policies based on information available at the time.  However, actual results could differ from estimates, and this could require us to record adjustments to expenses or revenues that could be material to our financial position and results of operations in the future.

Our business is subject to many governmental regulatory and policy risks.

Our business must be conducted in compliance with various government regulations and in particular, the SFDA’s regulations.  Government regulations may have material impact on our operations, increase costs and could prevent or delay the manufacturing and selling of our products.  Research, development, testing, manufacturing and marketing activities are subject to various governmental regulations in China, including health and drug regulations.  Government regulations, among other things, cover the inspection of and controls over testing, manufacturing, safety and environmental considerations, efficacy, labeling, advertising, promotion, record keeping and sale and distribution of pharmaceutical products.  We will not be able to license, manufacture, sell and distribute the vast majority of our products without a proper approval from government agencies and in particular the SFDA.  This approval process is lengthy, with approvals for TCM products typically occurring 18-24 months after the application is initially filed.  There is no assurance that we will obtain such approvals on a timely basis, or at all.  Delays in obtaining approvals will delay our ability to market products and denial of approval for a specific product will result in our inability to market the product and recoup the expenses incurred in that products development and testing.

In addition, delays or rejections may be encountered based upon additional government regulation from future legislation, administrative action or changes in governmental policy and interpretation during the period of product development and product assessment.   Although we have, so far, obtained the rights to sell our products in the PRC, we may not continue to receive and maintain regulatory approvals for the sales of these products.  Our marketing activities are also subject to government regulations with respect to the prices that it intends to charge or any other marketing and promotional related activities.  Government regulations may substantially increase the costs for developing, licensing, manufacturing and selling products, impacting negatively our operations, revenue, income and cash flow.

There could be changes in government regulations towards the pharmaceutical and nutraceutical industries that may adversely affect our business.

The manufacture and sale of pharmaceutical and nutraceutical products in the PRC is heavily regulated by many state, provincial and local authorities.  These regulations significantly increased the difficulty and costs involved in obtaining and maintaining regulatory approvals for marketing new and existing products.  Our future growth and profitability depends to a large extent on our ability to obtain regulatory approvals.

The SFDA has implemented new guidelines for licensing of pharmaceutical products.  All existing manufacturers with licenses, which are currently valid under the previous guidelines, were required to apply for the GMP certifications by June 30, 2004, and to receive approvals by December 31, 2004.  We received certifications for our current products.  However, should we fail to maintain the GMP certifications under the new guidelines in the future, or for new products, our businesses would be materially and adversely affected.

Moreover, the laws and regulations regarding acquisitions of the pharmaceutical and nutraceutical industries in the PRC may also change and may significantly impact our ability to grow through acquisitions.

We need to manage growth in operations to maximize our potential growth and achieve our expected revenues.

Our success depends on our ability to achieve continued growth.  In order to maximize potential growth in current and potential markets, we believe that we must expand our manufacturing and marketing operations.  This expansion will place a significant strain on management and operational, accounting and information systems and will require substantial additional capital.  We will need to continue to improve financial controls, operating procedures, and management information systems if and as we grow.  We will also need to effectively train, motivate, and manage our employees.  A failure to manage our growth could disrupt operations and ultimately prevent us from generating the revenues we expect.

International operations require our company to comply with a number of U.S. and international regulations.

We are required to comply with a number of international regulations in countries outside of the United States.  In addition, we must comply with the Foreign Corrupt Practices Act, or FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage.  Any failure to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to conduct business in certain foreign jurisdictions.  The U.S. Department of The Treasury’s Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals.  As a result, we are restricted from entering into transactions with certain targeted foreign countries, entities and individuals except as permitted by OFAC which may reduce our future growth.

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements.

We are a public reporting company, and, as such, we will incur significant costs associated with public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the U.S. Securities and Exchange Commission (“SEC”). All of these applicable rules and regulations can be expected to increase legal and financial compliance costs and to make some activities more time consuming and costly.  Management also expects that these applicable rules and regulations may make it more difficult and more expensive to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

We may have difficulty raising necessary capital to fund operations as a result of market price volatility for our shares of common stock.

In recent years, the securities markets in the U.S. have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies.  For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control.  If our business development plans are successful, we may require additional financing to continue to develop and exploit existing and new technologies and to expand into new markets.  The exploitation of existing and new technologies may, therefore, be dependent upon our ability to obtain financing through debt and equity or other means.

We are obligated to indemnify our officers and directors for certain losses they suffer.

To the fullest extent permitted by Chapter 78 of the Nevada Revised Statues, we may, if and to the extent authorized by our board of directors, indemnify our officers and any other persons who we have power to indemnify against liability, reasonable expense or other matter whatsoever.  If we are required to indemnify any persons under this policy, we may have to pay indemnity in a substantial amount which we may be unable to recover at all.

Risks Related to Doing Business in China

Our business will be affected by the government regulation and Chinese economic environment because most of our sales will be in the China market.

In 2009, 2008, and 2007, approximately 92%, 92% and 75% of our total revenues, respectively, were from sales in the PRC.  The manufacture and sale of pharmaceutical products in China is heavily regulated by many state, provincial and local authorities.  The SFDA requires pharmaceutical manufacturers to obtain GMP certifications.  We currently have the certifications needed for our current operations.  However, should we fail to receive or maintain the GMP certifications in the future, we would no longer be able to manufacture pharmaceuticals in China, and our businesses would be materially and adversely affected.  These regulations significantly increase the difficulty and costs involved in obtaining and maintaining regulatory approvals for marketing new and existing products.  Our future growth and profitability depend to a large extent on our ability to obtain regulatory approvals.  Additionally, the law could change so as to prohibit the use of certain pharmaceuticals.  If one of our products becomes prohibited, this change would cease the productivity of that product.  The China National Development and Reform Commission (“CNDRC”), has recently implemented price adjustments on many marketed pharmaceutical products.  We have no control over such governmental policies, which may impact the pricing and profitability of our products.

Although we have started exporting products to other countries, most of our sales are in the PRC.  It is anticipated that our products in the PRC will continue to represent a significant portion of sales in the near future.  As a result of our reliance on the PRC markets, our operating results and financial performance could be affected by any adverse changes in economic, political and social conditions in the PRC.

The modernization of regulations for the pharmaceutical industry is relatively new in the PRC, and the manner and extent to which it is regulated will continue to evolve.  As a pharmaceutical company, we are subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in the PRC, and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law.  In addition as a  “Foreign Owned Enterprise,” we will be subject to the Foreign Company provisions of the Company Law of the PRC.  Changes in these laws or new interpretations of existing laws may have a significant impact our methods and our cost of doing business.  For example, if legislative proposals for pharmaceutical product pricing, reimbursement levels, approval criteria or manufacturing requirements should be proposed and adopted, such new legislation or regulatory requirements may have a material adverse effect on our financial condition, results of operations or cash flows.  In addition, we are subject to varying degrees of regulation and licensing by governmental agencies in China. At this time, we are unaware of any China legislative proposals that could adversely affect our business. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on our operations, that regulators or third parties will not raise material issues with regard to compliance or non-compliance with applicable laws or regulations, or that any changes in applicable laws or regulations will not have a material adverse effect on our business.

Certain political and economic considerations relating to China could adversely affect us.

China is transitioning from a planned economy to a market economy.  While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans.  Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy.  Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved.  Other political, economic and social factors can also lead to further readjustment of such reforms.  This refining and readjustment process may not necessarily have a positive effect on our operations or future business development.  Our operating results may be adversely affected by changes in China’s economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations, or the official interpretation thereof, which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

There are risks inherent in doing business in China.

The PRC is a developing country with a young market economic system overshadowed by the state under heavy regulation and scrutiny.  Its political and economic systems are very different from the more developed countries.  China also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationship with other countries, including but not limited to the United States.  Such shocks, instabilities and crises may in turn significantly and adversely affect our performance.

The recent nature and uncertain application of many PRC laws applicable to our company create an uncertain environment for business operations and they could have a negative effect on our business and operations.

The PRC legal system is a civil law system.  Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents.  In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment.  Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade.  However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business. In addition, the effectiveness of newly-enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by investors.  New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business, business prospects and operations.  In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

Our business may be affected by unexpected changes in regulatory requirements in the jurisdictions in which we operate.

Our company, and its subsidiaries, are subject to many general regulations governing business entities and their behavior in China and in other jurisdictions in which we and our subsidiaries have, or plan to have, operations and market products.   In particular, we are subject to laws and regulations covering food, dietary supplements and pharmaceutical products.   Such regulations typically deal with licensing, approvals and permits.  Any change in product licensing may make our products more or less available on the market.  Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability.  Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for us to import our products to certain countries and regions, such as Hong Kong, which would limit its international expansion.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

All of our operations are conducted in the PRC and almost all of our revenues are generated from sales in the PRC. Although the PRC economy has grown significantly in recent years, we cannot assure you that such growth will continue.  According to the PRC National Bureau of Statistics, the PRC’s economy expended 6.8% from a year earlier in the fourth quarter of 2008, which means that a full-year growth for 2008 was 9.0%.  It is the first time since 2002 that the PRC has expanded by less than 10% annually.  A number of factors have contributed to this slow-down, including appreciation of the RMB, which has adversely affected the PRC’s exports. In addition, the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and how much adverse impact it will have on the global economy in general or the PRC economy in particular.  We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for our products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and materially and adversely affect our business.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, it has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products do not rise at a rate that is sufficient to fully absorb inflation-driven increases in our costs of supplies, our profitability can be adversely affected.

During the past ten years, the rate of inflation in the PRC has been as high as 20.7% and as low as 2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. The implementation of these and other similar policies can impede economic growth and thereby harm the market for our products.

Substantially all of our assets are located in the PRC and all of our revenues are derived from our operations in the PRC.  Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

Substantially all of our assets are located in the PRC and all of our revenues are derived from our operations in the PRC.  Accordingly, our results of operations and prospects are subject, to a significant extent, on the economic, political and legal developments in the PRC.  The PRC economy differs from the economies of most developed countries in many respects.

Since 1978, the PRC has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP growth. We cannot assure you, however, that such growth will be sustained in the future. If, in the future, the PRC’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries.

Our ability to implement our business plan is based on the assumption that the Chinese economy will continue to grow. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that changes in the PRC’s economic, political or legal systems will not detrimentally affect our business, prospects, financial conditions and results of operations.

We may have difficulty attracting talent in foreign countries.

Currently, over 92% of our sales are in the PRC.  We are in the process of attempting to establish marketing and sales presence in the U.S. and other countries.  We expect to establish an office in the U.S. for investor relations.  In the future, we may explore expanding its operations in other countries throughout the world.  Upon effecting any such expansion, we may not be able to identify and retain qualified personnel due to its lack of understanding of different cultures and lack of local contacts.  This may impede international expansion.

Currency conversion and exchange rate volatility could adversely affect our financial condition, by making acquisitions in China or of Chinese products more expensive.

The PRC government imposes control over the conversion of Renminbi (“RMB”), the currency of China, into foreign currencies.  Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, referred to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market.  Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises (“FIEs”), for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible.  FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC.

Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still subject to certain restrictions.  On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.  These rules are subject to change.

Enterprises in the PRC (including FIEs) which require foreign exchange for transactions relating to current account items, may, without approval of the State Administration of Foreign Exchange (“SAFE”) effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Our company is a FIE to which the Foreign Exchange Control Regulations are applicable.  There can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

Since 1994, the exchange rate for RMB against the U.S. dollar has remained relatively stable, most of the time in the region of approximately RMB 8.00 to U.S.$1.00.  However, in 2005, the Chinese government announced that would begin pegging the exchange rate of the Chinese RMB against a number of currencies, rather than just the U.S. dollar.  Currently, exchange rates are approximately RMB 6.84 to U.S.$1.00 resulting in the increase in price of Chinese products to U.S. purchasers.   As our operations are primarily in China, any significant revaluation of the Chinese RMB may materially and adversely affect cash flows, revenues and financial condition.  For example, to the extent that we need to convert United States dollars into Chinese RMB for operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.  Conversely, if we decide to convert Chinese RMB into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Chinese RMB that we convert would be reduced.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of the PRC entities to obtain financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside the PRC, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. The PRC entities may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by the State Administration for Foreign Exchange, or SAFE, or its local counterpart, for use in payment of international current account transactions. However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of the PRC entities to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of the PRC entities or an affiliated entity to obtain foreign currencies, limit our ability to utilize revenues generated in Renminbi to fund any business activities outside the PRC that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

We are required to be in compliance with the registered capital requirements of the PRC.

Under the Company Law of the PRC, we are required to contribute a certain amount of  “registered capital” to our wholly owned subsidiary.  By law, our subsidiaries are required to contribute at least 10% of after tax net income (as determined in accordance with Chinese GAAP) into a statutory surplus reserve until the reserve is equal to 50% of our and our subsidiaries’ registered capital, and between 5% and 10% of its after tax net income, as determined by our board of directors, into a public welfare fund.  These reserve funds are recorded as part of shareholders’ equity but are not available for distribution to shareholders other than in the case of liquidation.  As a result of this requirement, the amount of net income available for distribution to shareholders will be limited.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

The PRC’s Enterprise Income Tax Law (“EIT Law”) provides that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises.” Non-resident enterprises refer to enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax for the non-resident enterprises shall be subject to withholding at income source with the payer acting as the obligatory withholder under the EIT Law, and therefore, such income tax is generally called “withholding tax” in practice.  It is currently unclear in what circumstances a source will be considered as located within the PRC.  As a U.S. holding company and substantially all of our income will be derived from dividends we receive from our PRC operating subsidiaries. Thus, if we are considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us by our PRC operating subsidiaries are considered income sourced within the PRC, such dividends may be subject to a 10% withholding tax.  No dividends were paid to us by our PRC operating subsidiaries in 2007, 2008 or 2009.

Deterioration of the PRC’s political relations with the U.S., Europe, or other nations could make Chinese businesses less attractive to Western investors.

The relationship between the U.S. and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-foreign relations are difficult to predict and could materially adversely affect our operations or cause potential target businesses or services to become less attractive. This could lead to a decline in our profitability. Any weakening of relations between the U.S., Europe, or other nations and the PRC could have a material adverse effect on our operations or our ability to raise additional capital.

The discontinuation of any of the preferential tax treatments currently available to the PRC entities could materially increase our tax liabilities.

The rate of income tax on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location. The current maximum corporate income tax rate is 33%. The new Enterprise Income Tax Law became effective as of January 1, 2008, pursuant to which, an enterprise income tax of 25% applies to any enterprise. Although we were approved by the local tax authority to be exempted from the enterprise income tax for a five-year period commencing in 2007 and ending in 2012, we do not know whether such new law will change the preferential treatment that was granted to us. Any loss or substantial reduction of the tax benefits enjoyed by us would reduce our net profit.

Because PRC law governs almost all of our operating subsidiaries’ material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

PRC law governs almost all of the material agreements of our subsidiaries. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of the PRC.  The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in the PRC.  Certain of our subsidiaries are wholly foreign-owned enterprises, and are subject to laws and regulations applicable to foreign investment in the PRC in general and laws and regulations applicable to wholly foreign-owned enterprises in particular.  Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties.  For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than under more developed legal systems.  Such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations.  In addition, confidentiality protections in the PRC may not be as effective as in the U.S. or other countries.  Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to financing sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.  These uncertainties could limit the legal protections available to us and other foreign investors.

Our PRC subsidiaries are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

Under PRC laws, our PRC subsidiaries are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold and/or pay such individual income tax in accordance with PRC laws, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in the PRC (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. While tax authorities may advise us that our policy is compliant, they may change their policy, and we could be subject to sanctions.

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are required to comply with the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in the PRC.  If our competitors engage in these practices they may receive preferential treatment, giving our competitors an advantage in securing business, which would put us at a disadvantage. We can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics and outbreak of contagious disease.

Our business could be materially and adversely affected by the effects of H1N1 Flu, Avian Flu, Severe Acute Respiratory Syndrome (“SARS”) or other epidemics or outbreaks.  In April 2009, an outbreak of H1N1 Flu first occurred in Mexico and quickly spread to other countries, including the U.S. and the PRC.  In the last decade, the PRC has suffered health epidemics related to the outbreak of Avian Flu and SARS.  Any prolonged occurrence or recurrence of H1N1 Flu , Avian Flu, SARS or other adverse public health developments in the PRC may have a material adverse effect on our business and operations.  These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products.  Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

Risks Relating to the Market for Our Common Stock and our Capital Structure

Application of guidance related to the Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock has negatively impacted our  statement of operations for the year ended December 31, 2009 (restated) and could continue to negatively impact our statement of operations.

For the year ended December 31, 2009 (restated), we reported an unrealized loss on derivatives in the consolidated statements of operations of $4,807,000 as a result of the issuance of warrants to purchase up to an aggregate of 750,000 shares of common stock in our January 2008 private placement.  Our comprehensive income will continue to fluctuate as a result of the impact of such warrants and will be adversely effected in each reporting period in which the fair value of the warrants that remain outstanding continue to increase.

Our stock price is likely to be highly volatile.

The trading price of our common stock has been highly volatile.  Failure to meet market expectations in our financial results could cause our stock price to decline.  Moreover, factors that are not related to our operating performance could cause our stock price to decline.  The stock market has recently experienced significant price and volume fluctuations that have affected the market prices for securities of technology and communications companies.  Consequently, you may experience a decrease in the market value of your common stock, regardless of our operating performance or prospects.

We do not plan to declare or pay any dividends to our shareholders in the near future and would need regulatory approval to do so.

We have not declared any dividends in the past, and we do not intend to distribute dividends in the near future.  The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors and subject to PRC law, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant.  There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

We have the right to issue up to 5,000,000  shares of "blank check" preferred stock, which may adversely affect the voting power of the holders of other of our securities and may deter hostile takeovers or delay changes in management control.

Our articles of incorporation provides that we may issue up to 5,000,000 shares of preferred stock from time to time in one or more series, and with such rights, preferences and designations as our board of directors may determinate from time to time.  Our board of directors, without further approval of our common stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of our preferred stock. Issuances of shares of preferred stock could, among other things, adversely affect the voting power of the holders of other of our securities and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in management control.  Such an issuance would dilute existing stockholders, and the securities issued could have rights, preferences and designations superior to our common stock.

Sales of our common stock may have an adverse effect on the market price of our common stock.  Additionally, we may issue shares upon exercise of outstanding warrants that are exercisable at prices that are below current market prices which will be dilutive to the common stock.

As of March 15, 2010, we had 16,790,851 shares of common stock outstanding, many of which are freely transferable under Rule 144.  The sale of these shares may have an adverse effect on the market price for our common stock.

In addition, as of March 15, 2010, we had issued and outstanding warrants to purchase an aggregate of 593,800 shares of our common stock, which are exercisable at a price of $12.50 per share.  Our issuance of additional shares of common stock upon exercise of our outstanding warrants will reduce the percentage equity ownership of holders of shares of our common stock. Further, the exercise of a significant number of warrants, and subsequent sale of shares of common stock received upon such exercise, could cause a sharp decline in the market price of our common stock.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this report are not statements of historical or current fact.  As such, they are "forward-looking statements" based on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions.  They include statements relating to:

•	future sales and financings;

•	the future development of our business;

•	our ability to execute our business strategy;

•	projected expenditures; and

•	the market for our products.

You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are not predictions.  Actual events or results may differ materially from those suggested by these forward-looking statements.  In evaluating these statements and our prospects generally, you should carefully consider the factors set forth below.  All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary factors and to others contained throughout this prospectus.  We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the results expressed or implied by our forward-looking statements or that may affect our future results, some of these factors are set forth under "Risk Factors" in this report.

Item. 1B.  Unresolved Staff Comments.

None.

Item 2.  Properties.

Under Chinese law, the government owns all of the land in the PRC and companies and individuals are authorized to use the land only through land use rights granted by the PRC government.

Our manufacturing facilities are located in the cities of Harbin and Peng Lai in the PRC.  These facilities are operated in accordance with GMP.  We own these facilities and are not subject to costs associated under rental or lease obligations.

In January 2010, we completed the construction of two office buildings and TDR and Haina moved into these new facilities, located in Song Bei District of Harbin City, Heilongjiang Province, PRC.  It is anticipated that residual work, including road construction,  fire control equipment, amenity improvement, and final acceptance, will be completed on these facilities in the third quarter of 2010, at an additional cost of approximately $3.0 million. We own these facilities and are not subject to costs associated under rental or lease obligations.

A breakdown of our facilities by subsidiary is as follows:

	Subsidiaries Facilities as of March 15, 2010, in Square Meters
	TDR	First	Tianlong	Peng Lai
Land Area	35,000	40,000	15,000	40,000
Expiration Year	2058	2054	2051	2056
Production, Warehouse, and Office	14,000	10,000	9,000	12,000

At this time, our subsidiaries Haina and Tian Qing use an insignificant portion of our facilities.

Item 3.  Legal Proceedings.

We are not a party to any material pending legal proceedings.

Item 4.  Reserved.

PART II

Item 5.  Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

Market Information

Until May 28, 2008, our common stock was traded on FINRA’s Over-the-Counter Bulletin Board under the trading symbol “CSKI.”  On May 28, 2008, our common stock commenced trading on the American Stock Exchange under the trading symbol “CSY.”  As of September 14, 2008, we terminated our listing on the American Stock Exchange and became listed on the Nasdaq Global Market under the trading symbol “CSKI.”  Effective as of January 4, 2010, we qualified to be listed on Nasdaq Global Select Market.  The high and low sales prices for our common stock in the fiscal years of 2009 and 2008 are as follows:

	Year Ended December 31, 2009		Year Ended December 31, 2008
	High	Low	High	Low
1st Quarter	$19.11	$10.03	$14.00	$9.40
2nd Quarter	$17.80	$10.21	$17.10	$9.50
3rd Quarter	$16.80	$12.00	$14.99	$9.00
4th Quarter	$25.45	$11.02	$16.28	$6.29

On March 15, 2010, the closing price for our common stock was $17.24.

Dividends

Since inception, no dividends have been paid on our common stock.  We intend to retain any earnings for use in our business, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.  We do not currently have any restrictions that would limit our ability to pay dividends, and we are not currently aware of any restrictions that are likely to limit our ability to pay dividends in the future.

Holders

At March 15, 2010, there were 381 holders of record of our common stock, with 16,790,851 shares issued and outstanding.  Such number of record owners was determined from our shareholder records and does not include beneficial owners whose shares are held in nominee accounts with brokers, dealers, banks and clearing agencies.

Securities Authorized For Issuance Under Equity Compensation Plan

As of December 31, 2009, we had only one stock option, bonus, profit sharing, pension or similar plan in place, which is our 2006 Stock Incentive Plan (the “Plan”).  The Plan reserves an aggregate of 1,500,000 shares of our common stock for awards of stock options, stock appreciation rights, restricted stock, performance stock and bonus stock granted thereunder.  The following table provides information as of December 31, 2009 with respect to the shares of our common stock that may be issuable under our existing equity compensation plans:

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	0	$-	1,273,593	(3)
Equity compensation plans not approved by security holders (2)	0	N/A	0
Total	0	$-	1,273,593

(1)	Our board of directors adopted the 2006 Stock Incentive Plan (the “Plan”), to be effective on July 31, 2006. The Plan was approved by the shareholders on July 31, 2006.

(2)	We do not have any equity compensation plans not approved by the security holders.

(3)
The Plan reserves an aggregate of 1,500,000 shares of our common stock for awards of stock options, stock appreciation rights, restricted stock, performance stock and bonus stock granted thereunder.  We have issued the following securities under the Plan:

(a)  In October 2006, we granted stock options to purchase an aggregate of 113,500 shares of common stock to a total of 36 participants under the Plan.  In May 2009, an aggregate of 101,000 of these stock options were exercised on a “cashless” basis by 36 participants, resulting in our issuance of an aggregate of 75,888 shares.  In August 2009, the remaining 12,500 of these stock options were exercised  on a “cashless” basis by 9 participants, resulting in our issuance of an aggregate of 9,407 shares.

(b)  In April 2007, we issued an aggregate of 30,000 shares of restricted stock to a total of 200 individuals under the Plan.

(c)  In July 2008, we issued an aggregate of 30,063 shares of restricted stock to a total of 27 individuals under the Plan.

(d)  In December 2009, we issued an aggregate of 52,844 shares of restricted stock to a total of 11 individuals under the Plan.

Recent Sales of Unregistered Securities

The following is a list of certain securities we sold or issued during fiscal 2008.   There were no underwriting discounts or commissions paid in connection with the sale of these securities, except as otherwise noted.   Certain information previously included in prior Exchange Act reports we filed has not been furnished in this report.

As of December 26, 2009, we issued 52,844 “restricted” shares of our common stock to certain employees, executive officers and directors of ours as consideration for services pursuant to our 2006 Stock Incentive Plan.

We believe the issuance of these shares was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and/or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering.

Item 6.  Selected Financial Data.

Restatement of 2009 Financial Statements

As discussed in Note 2 to the Financial Statements, the Company restated its financial statements for the year ended December 31, 2009.  On May 7, 2010, the Company determined that ASC 815-40, which was effective January 1, 2009, should have been applied to warrants issued in the Company’s 2008 private placement, resulting in a reclassification of the warrants as a liability, measured at fair value, with changes in fair value recognized as part of other income or expense for each reporting period thereafter.  The Company deemed the change in fair value of the derivative warrant liability to be immaterial for each of the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009.  In addition, the Company previously recorded a liability in connection with certain registration rights provided to investors in the private placement.  On May 7, 2010, the Company determined that because the obligations do not recognize cash settlement and the warrants can be settled in unregistered shares, paragraphs 14 – 18 of EITF 00-19 do not apply to the registration rights obligation.  As a result, no liability is required to be recorded with respect to this obligation and the Company has recharacterized this previously recorded liability.

Key financial data from the fiscal years ended December 2005 to 2009 is set forth in the following table.

	For the Years Ended December 31, ($ in thousands, except per share data)
	2009 (restated)	2008	2007	2006 (restated)	2005
Operating Data:
Revenues	$130,092	$91,816	$49,318	$19,882	$7,712
Cost of Goods Sold	31,671	22,403	10,940	5,063	2,214
Gross Profit	98,421	69,413	38,379	14,819	5,498
Selling expense	30,763	22,968	14,784	9,894	2,540
General and administrative expense	4,191	2,514	1,380	844	735
Research and development	14,960	7,413	3,158	2,027	64
Income from Operations	46,251	35,659	18,614	1,932	2,462
Other Income (Expense)	(4,768)	814	38	(228)	(18)
Provision for income taxes	10,503	7,616	3,319	1,080	356
Net Income	$30,980	$28,857	$15,333	$624	$2,089
Basic Earnings Per Share	$1.87	$1.91	$1.27	$0.05	$0.19
Diluted Earnings Per Share	$1.86	$1.87	$1.15	$0.05	$0.19

Balance Sheet Data:
Total Assets	$140,363	$101,259	$37,285	$16,681	$8,992
Total current liabilities	19,494	6,326	5,040	2,370	1,641
Working Capital	56,895	49,509	15,447	7,798	2,858
Stockholder's Equity	$120,869	$94,933	$32,245	$14,311	7,351

Other Data:
Net cash provided by operating activities	$33,449	$27,538	$11,601	$5,183	1,090
Net Cash used in investing activities	$(21,154)	$(23,115)	$(10,261)	$(4,597)	(776)
Net Cash provided by (used in) financing activities	$29	$25,355	$(33)	$(2,931)	591

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The financial and business analysis in this Annual Report on Form 10-K (the “Report”) provides information we believe is relevant to an assessment and understanding of our financial condition and results of operations. The following discussion should be read in conjunction with our consolidated financial statements and related notes included in Part II, Item 8 of this Report.

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto appearing elsewhere herein and in the risk factors and “Forward Looking Statements” summary set forth in the forepart of this Annual Report as well as the “Risk Factors” section above and are afforded the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Readers should carefully review the risk factors disclosed in this Annual Report and other documents filed by us with the SEC.

DISCUSSION

We are engaged, through our China-based indirect subsidiaries described below, in the development, manufacture, marketing and sale of over-the-counter, branded nutritional supplements and over-the-counter plant and herb-based pharmaceutical and medicinal products.  Our principal products are external use TCMs.  We have evolved into an integrated manufacturer, marketer and distributor of external-use TCM products sold primarily in the PRC and through Chinese domestic pharmaceutical chains.  Recently, we have been expanding our worldwide sales effort as well.  Prior to 2009, we sold both our own manufactured products, as well as medicinal and pharmaceutical products manufactured by others on a contract basis, categorized by us as Contract Sales.  Commencing in 2009, we discontinued all of our Contract Sales as part of our revised strategic plan.

In 2009, we achieved continued growth on the sale of our own product line through our sustained efforts to expand our distribution channels and promote our products.  For the year ended December 31, 2009, total revenues were $130,092,000, compared to $91,816,000 and $49,318,000 for the years ended December 31, 2008 and 2007, respectively. Net income was $30,980,000, or $1.86 per share, in 2009, compared to net income of $28,857,000, or $1.87 per share, in 2008, and net income of $15,333,000, or $1.15 per share, in 2007, as calculated on a diluted basis for all periods presented.

All of our business is conducted through our wholly-owned subsidiary, ACPG which, in turn, wholly owns Harbin TDR, and TDR’s subsidiaries.

Recent Developments

On April 3, 2008, TDR completed its acquisition of Tianlong, a company that had a variety of medicines approved by the SFDA and new medicine applications, and which was in the business of manufacturing external-use pharmaceuticals.  TDR previously acquired the Beijing sales office of Tianlong in mid-2006.  In connection with this transaction, TDR acquired 100% of the issued and outstanding capital stock of Tianlong from its sole stockholder, in consideration for an aggregate purchase price of approximately $8,300,000, consisting of $8,000,000 in cash, and 23,850 shares of our common stock (valued at $12.00 per share).

On April 18, 2008, TDR consummated its acquisition of Haina, licensed as a wholesaler of TCM, bio-products, medicinal devices, antibiotics and chemical medicines.  Haina did not have an established sales network and was acquired for its primary asset, a GSP license issued by the Heilongjiang Province office of the SFDA.  The SFDA only issues such licenses to pharmaceutical resellers that maintain certain quality control standards.  The GSP license was issued as of December 21, 2006 and will expire on January 29, 2012.  This GSP license has enabled us to expand our sales of medicinal products without having to go through a lengthy license application process.  In connection with this transaction, TDR acquired 100% of the issued and outstanding capital stock of Haina from its three stockholders in consideration for payment of approximately $437,000.

On September 5, 2008, TDR acquired Peng Lai, from Peng Lai Jin Chuang Group Corporation.  Peng Lai, which has received Good Manufacturing Practice (“GMP”) certification from the SFDA, was organized to develop, manufacture and distribute pharmaceutical, medicinal and diagnostic products in the PRC.  In connection with this transaction, TDR acquired all of Peng Lai’s assets, including, without limitation, franchise, production and operating rights to a portfolio of twenty (20) medicines approved by the SFDA, for an aggregate purchase price of approximately $7,000,000 million, consisting of approximately $2,500,000 million in cash, and 381,606 shares of our common stock (valued at $12.00 per share).

Trends and Uncertainties

In 2008, general worldwide economic conditions declined due to sequential effects of the sub prime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns.  However, since all of our business operations, and most of our sales, are currently conducted in the PRC, we have not been greatly affected by the economic downtown.

We have benefited from the overall economic development in the PRC in recent years and the increase in the number of elderly people in China, which together have resulted in increased expenditures on medicine in the PRC, including TCMs.

In fiscal 2007, our sales model was focused on the creation of our own distribution channels.  Therefore, we sold products directly to many smaller distributors and retail store locations.  In fiscal 2008, we changed our business model and entered into distribution agreements with larger regional sales agents, who resell to smaller distributors and retail store locations.  In addition, we entered into contracts with nationwide chain pharmacies, such as Nepstar, Tong Ren Tang, Jin Xiang, and Ren Min Tong Tai.  Through the extensive sales networks of these nationwide chains, we are able to reach all major metropolitan areas throughout the PRC.  These changes to our product distribution channels resulted in our direct customer base decreasing from 943 customers at December 31, 2007 to 212 customers at December 31, 2009.

Our change of sales strategy in fiscal 2008 was initiated to improve product channel efficiencies, and to give us access to an increased number of ultimate purchasers.  We believe that these changes will lead to further increased revenue by extending the reach of its distribution network.  We also believe that, by reducing the number of customers we sell to directly, we will be able to streamline our accounts receivable management and collection, and reduce channel distribution costs.  These favorable cost variances are expected to be partially offset by product price incentives we grant to the larger agents with which we have contracted.

In fiscal 2007, 26.4% of our total revenues, or $12,998,000, was attributable to sales of other manufacturers’ products through Contract Sales.  One of the main manufacturers for which we resold products was Tianlong.  On April 3, 2008, we acquired Tianlong and were able to fully integrated Tianlong’s products, which we had been previously selling on a contract basis, into our marketing and distribution channels.  Following the acquisition of Tianlong we continued to phase out our Contract Sales and, as of the end of fiscal 2008, we no longer sell other company’s products on a contract basis.

Historically, we signed agreements with suppliers that allowed us to hold extra raw materials at the cost of the suppliers.  As a result, we were able to minimize our own inventory carrying costs, and improve our cash management, by keeping the inventory at the minimum level required to support the short-term sales.  However, due to the forecasts for certain cost increases of raw materials in fiscal 2010, we began to increase our inventory levels toward the second half of 2009.

Results of Operations

Restatement of Financial Statements

As discussed in Note 2 to the Financial Statements, the Company restated its financial statements for the year ended December 31, 2009.  On May 7, 2010, the Company determined that ASC 815-40, which was effective January 1, 2009, should have been applied to warrants issued in the Company’s 2008 private placement, resulting in a reclassification of the warrants as a liability, measured at fair value, with changes in fair value recognized as part of other income or expense for each reporting period thereafter.  In addition, the Company previously recorded a liability in connection with certain registration rights provided to investors in the private placement.  On May 7, 2010, the Company determined that because the obligations do not recognize cash settlement and the warrants can be settled in unregistered shares, paragraphs 14 – 18 of EITF 00-19 do not apply to the registration rights obligation.  As a result, no liability is required to be recorded with respect to this obligation and the Company has recharacterized this previously recorded liability.

For the years ended December 31, 2009, 2008 and 2007

Revenue, Cost of Goods Sold Gross Profit and Gross Profit Margin

The following table sets forth our revenues, cost of goods sold,  gross profit and gross profit margin during the fiscal years ended December 31, 2009, 2008, and 2007:

	For the Years Ended December 31, ($ in thousands)
	2009	Variance	2008	Variance	2007
Revenues
Product Sales (net of sales allowance)	$130,092	51%	$86,161	137%	$36,320
Contract Sales	0	-	5,655	(57)%	12,998
Total Revenues	$130,092	42%	$91,816	86%	$49,318

Cost of Goods Sold
Cost of goods sold	31,671	41%	22,403	105%	10,940

Gross Profit	$98,422	42%	$69,413	81%	$38,378
Gross Profit Margin	75.7%		75.6%		77.8%

Year over year – 2009 to 2008

Total revenues increased by approximately $38,276,000, or 42%, from approximately $91,816,000 in the fiscal year ended December 31, 2008, to approximately $130,092,000 for the fiscal year ended December 31, 2008.  The increase in our revenues is primarily attributable to increase in our product sales related to:

•	strong performances from our sales distribution channels, obtained by our hiring of additional direct territory managers and sales agents;

•	our efforts to locate and cooperate with more reputable distributors for certain of our products;

•	the increase in marketing and advertising expenditures of approximately $7,228,000, or 99%, from approximately $7,299,000 in fiscal 2008 to approximately $14,527,000 in fiscal 2009; and

•
the full-year effect of sales of products of Tianlong, which generated approximately $43,138,000 and approximately $13,803,000 in 2009 and 2008, respectively, and Peng Lai, which generated approximately $11,188,000 and approximately $2,164,000 in 2009 and 2008, respectively, two of the businesses we acquired in fiscal 2008.

The increase in our product sales were partially offset by our discontinuance of all Contract Sales in fiscal 2009, which we began to phase out in fiscal 2008.

Cost of goods sold increased by approximately $9,268,000, or 41%, to approximately $31,671,000 in fiscal 2009 compared to the prior year.  This increase was directly related to an increase in sales.

Gross profit increased by 42%, from approximately $69,413,000 in 2008 to approximately $98,422,000 in 2009.  Our gross margin remained constant at approximately 76%.

Year over year – 2008 to 2007

 Total revenues increased by approximately $42,498,000, or 86%, from approximately $49,318,000 in the fiscal year ended December 31, 2007, to approximately $91,816,000 for the fiscal year ended December 31, 2008.  The increase in revenue is primarily attributable to strong performances from our sales distribution channels, and our sales of products of Tianlong and Peng Lai, which we acquired in fiscal 2008.

Product sales increased by 137% in the year ended December 31, 2008, to approximately $86,161,000 from approximately $36,320,000 in 2007.  This growth in sales is attributable to volume and our efforts to continue to develop our distribution channels by hiring additional direct territory managers and sales agents to assure that our products and their associated benefits are seen by those making or influencing the purchasing decisions, and our sales of products of Tianlong and Peng Lai, which we acquired in fiscal 2008.

Contract sales of non-manufactured products amounted to approximately $5,655,000 in the year ended December 31, 2008, or a significant decrease of approximately $7,343,000 from sales of approximately $12,998,000 in 2007.

In 2007, our sales model was focused on the creation of our own distribution channels.  Therefore, we sold products directly to many smaller distributors and retail store locations.  In 2008, we changed our business model and entered into distribution agreements with larger regional sales agents, which resell to smaller distributors and retail store locations.  In addition, we began entering into contracts with nationwide chain pharmacies.  In 2008, TDR began to discontinue contract sales as part of its strategic goals.

Our change of sales strategy in fiscal 2008 was initiated to improve product channel efficiencies, and to give us access to an increased number of ultimate purchasers.  We believe that these changes will lead to further increased revenue by extending the reach of our distribution network.  We also believe that, by reducing the number of customers we sell to directly, we will be able to streamline our accounts receivable management and collection, and reduce channel distribution costs.  These favorable cost variances are expected be partially offset by product price incentives we grant to the larger agents with which we have contracted.

Cost of goods sold increased by approximately $11,464,000, or 105%, from approximately $10,940,000 in the year ended December 31, 2007, to approximately $22,403,000 for the year ended December 31, 2008, as a direct result of increased sales activities, partially offset by a higher gross margin on our sales of Tianlong products following the acquisition in April 2008. Overall, our product gross margins decreased slightly to 76% for the year ended December 31, 2008 from 78% for the year ended December 31, 2007. From January 1, 2008 thought April 2, 2008, revenues from Tianlong contract sales were approximately $1,477,000, and gross profit from these sales were approximately $1,173,000. The gross margin from these sales were approximately 79.4%, After our acquisition of Tianlong, revenues from sales of Tianlong products were approximately $13,803,000, and gross profit from these sales were approximately $12,298,000. The gross margin from these sales was approximately 89.1%. This increase in gross margin from sales of Tianlong’s products following the acquisition was offset by the decrease in gross margins related to sales of certain TDR’s products due to our reduction in the sales prices of certain of our products to be competitive in the PRC market.

Sales by Product Line

We believe that the most meaningful presentation of our products is by categories of method of delivery. The following table sets forth our principal product categories based on application type, and the approximate amount and percentage of revenue from each of such product categories, during each of the fiscal years ended December 31, 2009, 2008, and 2007:

	For the Years Ended December 31, ($ in thousands)
	2009		2008		2007
Product Category	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
Patches	$40,770	31.3%	$35,484	38.6%	$19,609	39.9%
Ointments	28,862	22.2%	23,068	25.1%	3,270	12.6%
Sprays	$18,499	14.2%	10,613	11.6%	8,742	18.7%
Diagnostic Kits	10,239	7.9%	8,781	9.6%	2,994	6.1%
Contract Sales	$0	0.0%	5,655	6.2%	12,998	16.6%
Others	31,722	24.4%	8,215	8.9%	1,705	6.2%
Total	$130,092	100.0%	$91,816	100.0%	$49,318	100.0%

Year over year – 2009 to 2008

During the fiscal year ended December 31, 2008, we acquired Tianlong  (April 2008), Haina (April 2008) and Peng Lai (September 2008).  Our revenues increased in 2009 compared to 2008, primarily due to our cooperation with more reputable sales agents and distributors, which have been able to put our products in more extensive sales networks, and the full-year effect of sales of products of Tianlong and Peng Lai, two of the businesses we acquired in fiscal 2008.  As a result of signing agreements with these distributors, the sales revenues for products in the patches, sprays, and diagnostic kits categories increased 14.9%, 74.3%, and 16.6% year over year.  The revenue increase of approximately $5,794,000 in the ointment category, and the revenue  increase of approximately $23,507,000 in other products category, are primarily due to our increased spending in marketing and advertising for certain products in these categories.  Tianlong’s products generated approximately $43,138,000 and $13,803,000 in 2009 and 2008, respectively.  Revenue generated by Tianlong’s products are included in the ointment, spray and other product categories.  Peng Lai’s products generated approximately $11,188,000 and $2,164,000 in 2009 and 2008, respectively.  Revenue generated by Peng Lai’s products are included in the other product category.  These increases were partially offset by a decrease in our contract sales of approximately $5,655,000, due to our discontinuance of all contract sales as of January 1, 2009.

Out of the 91 products we commercialized in fiscal year 2009, 10 products accounted for approximately 68% of the total revenue.  Out of the 97 products we commercialized in fiscal year 2008, 10 products accounted for approximately 72% of total revenue.

Year over year – 2008 to 2007

Our increase in revenues in 2008 as compared to 2007 was due to a combination of our sale of products of Tianlong and Peng Lai, two of the businesses we acquired in fiscal 2008, as well as our internal growth driven by increases in the revenues of TDR and First.

Our internal growth was driven by increases in the revenues of TDR, which increased from $33,326,000 in 2007 to $60,078,000 in 2008 and First, which increased from approximately $2,994,000 in 2007 to approximately $8,781,000 in 2008.  These increases were partially offset by a decrease in our contract sales of approximately $7,358,000, or 57% from approximately $12,998,000 in fiscal 2007 to approximately $5,640,000 in fiscal 2008, due primarily to our discontinuance of contract sales of Tianlong products following the acquisition of Tianlong as of April 3, 2008.

In 2008, before TDR acquired Tianlong, the majority of our contracts sales consisted of products purchased from Tianlong. In 2008, TDR began to discontinue contract sales, and in 2009, TDR discontinued contract sales as part of its strategic goals and, in 2009 TDR discontinued contact sales. Revenues derived from the sale of a Tianlong product of approximately $4,805,000 and approximately $1,477,000 for 2007 and 2008 respectively, have been reallocated to each of the appropriate product categories to present a more appropriate measure of our revenues by product line.

Following the Tianlong acquisition, we were able to fully integrate Tianlong’s products into our marketing and distribution channels and increase overall sales.  As a result, we derived an aggregate of approximately $13,803,000 from the sale of Tianlong’s products for the remainder of 2008, in addition to approximately $1,447,000 of contract sales of Tianlong’s products from January 1, 2008 through the Tianlong acquisition.

Prior to our acquisition of Peng Lai, as of September 5, 2008, Peng Lai had nominal production and operations.  Following the acquisition, Peng Lai contributed revenue of approximately $2,164,000 to our total revenue in 2008.

Haina did not have an established sales network and was acquired only for its GSP license.

Operating Expenses

The following table summarizes the changes in our operating expenses for the years ended December 31, 2009, 2008 and 2007:

	For the Years ended December 31, ($ in thousands)
	2009	Variance	2008	Variance	2007
Operating Expenses
Selling expense	$30,763	34%	$22,969	55%	$14,784
General and administrative expense	4,191	67%	2,514	82%	1,380
Depreciation and amortization	2,255	163%	858	94%	443
Research and development	14,960	102%	7,413	135%	3,158
Total operating expenses	$52,170	55%	$33,754	71%	$19,765
Percentage of operating expenses to revenue	40.1%		36.8%		40.1%

Year over year – 2009 to 2008

Total operating expenses increased by approximately $18,416,000, or 55%, from approximately $33,754,000 in the fiscal year ended December 31, 2008, to approximately $52,170,000 for the fiscal year ended December 31, 2009.

Selling expenses increased by approximately $7,794,000 in 2009 compared with 2008. This increase was primarily related to increased costs of advertising from approximately $7,299,000 in 2008 to approximately $14,527,000 in 2009, resulting from our increased marketing and sales efforts.

  General and administrative expenses for the year ended December 31, 2009 increased approximately $1,677,000, or 67%, compared with 2008.  This increase was primarily due to an expense for share based compensation, of approximately $1,242,000, for shares we issued in December 2009.

Depreciation and amortization expenses in 2009 increased by approximately $1,397,000, or 163%, compared with 2008.  This increase was primarily due to:

•	the amortization of certain proprietary technologies we acquired in the fourth quarter of fiscal 2008, in the amount of approximately $6.6 million, which are amortized over a period of 10 years; and

•
the full year effect of depreciation and amortization of tangible and intangible assets we acquired in the business acquisitions we consummated in fiscal 2008, in the amount of approximately $15.7 million.

Research and development expenses were approximately $14,960,000 in the year ended December 31, 2009, compared to approximately $7,413,000 for 2008.  The increased R&D expenses in 2009 were primarily due to our research and development of certain proprietary technologies.

Set forth below is certain information regarding our major research and development projects in 2009.  The additional costs and expected completion dates set forth in the table below are subject to change, which may be material, based on various factors, many of which are out of our control:

Projects	Stage	2008 Expense	2009 Expense	Aggregate Expenses Since Commencement of Project	Estimated Additional Costs to Complete Research and Development	Remaining Activities and Expected Research and Development Completion Date***
Diagnostic Kits - 19 products*	Clinical trial	$2,261,000	$2,727,000	$4,988,000	$800,000
13 projects are estimated to be submitted to the SFDA in later half of 2010, with an estimated aggregate cost of $500,000; Another 6 products are estimated to complete clinical trial in fiscal 2010, then get into the stage of long term stability testing through 2013, with estimated cost of $300,000

Injections - 6 projects	Clinical trial	$614,000	$1,944,000	$2,558,000	$300,000
One product is pending SFDA approval; 3 products are planned to be submitted to the SFDA within fiscal 2010, with an estimated cost of $100,000.; The other 2 products are going into long term stability testing stage with an estimated cost of $200,000

Breast Cancer Technology	Efficacy testing, Acute and Long Term Toxicity testing	$0	$2,272,000	$2,272,000	$8.3 million
Efficacy stage has been completed in 2009, long term stability testing is estimated to be completed during the first half of 2011, with an estimated cost of $300,000, then apply to the SFDA for getting into the clinical trial. The clinical trial is estimated to be completed in  2015, with an estimated cost of $6-8 million, afterwards, we intend to apply to the SFDA to enter into the production stage.

Patches - 4 products	Extraction optimization testing	$0**	$1,820,000	$1,820,000	$**	Completed
Monoclonal Antibody	Completed	$948,000	$965 ,000	$1,913,000	$1.8 to $2 million	Continue study in 2010; does not require SFDA approval
Endostatin	Efficacy testing, Acute and Long Term Toxicity testing	$1,192,000	$439,000	$1,631,000	$8 to $10 million	Clinical trials; estimated to be completed in 2016 and submitted for SFDA approval
Antroquinonol	Clinical trial	$0	$387,000	$387,000	$16 to $18 million	Efficiency, acute and long-term toxicity testing; pre-clinical and clinical trials are estimated to be completed in 2018 and submitted for SFDA approval
Radix Isatidis granule and syrup	Production process optimization	$0	$282,000	$282,000	$400,000 - $500,000	Estimated to be completed in 2010
Naftopidil Dispersible tablets	Production process optimization	$0	$256,000	$256,000	$400,000 - $500,000	Estimated to be completed in 2010
Sertraline Hydrochloride capsules	Production process optimization	$0	$249,000	$249,000	$400,000 - $500,000	Estimated to be completed in 2010

*   During 2008, we conducted long-term stability taking on clinical trials on a total of 13 projects for an aggregate expense of $2,261,000.  We spent an immaterial amount on further research and development of the projects in 2009 and expect to submit those projects for SFDA approval during the second half of 2010 at an estimated aggregate additional expense of $500,000.
**  The amount is not meaningful.
***  Does not include time required for SFDA approval, if any.

In addition to the projects set forth in the table above, we commenced clinical trials or efficacy, acute and long-term toxicity testing on several other projects.  We expect to complete testing and/or trials for these projects between 2012 and 2014 at an estimated cost of $600,000 to $1,000,000 per project.

Other Income

For the year ended December 31, 2009 (restated), we incurred a charge of $4,807,000 due to the change in fair value of a derivative warrant liability resulting from an increase in the fair value of warrants issued in the Offering (as defined under the caption “ – Private Offering”)

Year over year – 2008 to 2007

Total operating expenses increased by approximately $13,989,000, or 71%, from approximately $19,765,000 in the fiscal year ended December 31, 2007, to approximately $33,754,000 for the fiscal year ended December 31, 2008.

Selling expenses increased by approximately $8,185,000 in 2008 compared with 2007.  The higher selling expenses are primarily related to

•	increased costs of advertising, from approximately $4,385,000 in 2007, to approximately $7,299,000 in 2008; and

•	increased sales commissions resulting from our increased revenues.

General and administrative expenses for the year ended December 31, 2008 increased approximately $1,134,000, or 82%, over the 2007.  The higher general and administrative expenses are primarily due to the increases in salaries and other administrative expenses resulting from the business acquisitions we made in fiscal 2008.  In 2008, we recorded share-based compensation expense of $316,000, as compared to $235,000 in 2007

Depreciation and amortization in 2008 increased by approximately $415,000 compared 2008. The higher depreciation and amortization expenses are primarily due to the increased tangible and intangible assets we acquired through the business acquisitions we consummated in 2008.

We conduct our research and development activities both internally and through collaborative arrangements with universities and research institutions.  Our research and development expenses were approximately $7,413,000 in the year ended December 31, 2008, compared to approximately $3,158,000 in the year ended December 31, 2007. The increased R&D expenses in 2008 were primarily due to our taking over of the ongoing research and development projects in Tianlong and Peng Lai because of these two acquisitions and other technologies we acquired in 2008 and 2009.  We also increased our research and development activities relating to certain previously developed technologies.

Historically, our internal research and development activities have been conducted at our research, development and laboratory facilities located at the principal business offices of its wholly-owned subsidiary, TDR.  In 2007, our research and development projects consisted of a total of eight diagnostic kits. These bio-engineering projects were conducted by TDR’s wholly-owned subsidiary, First.  In 2008, we spent an immaterial amount on research and development for these eight products, of which:

•	we received approval by the SFDA of our Ovulation Diagnostic Kit;

•	our Prostate Cancer Diagnostic Kit and Urine Micro-Albumin Colloid Gold Diagnostic Kit were submitted to the SFDA for approval; and

•	the remaining five products were undergoing long-term stability testing while we provided supplemental documentation to the SFDA for these projects.

As previously discussed, in fiscal 2008 we acquired Tianlong and Peng Lai.  As a result, we had 47 projects in development in fiscal 2008.  Set forth below is a table of our research and development expenses for 2008, classified by product category and stage of development:

	Stage of Development by Number of Projects and U.S. Dollar Amount ($ in thousands)
Category	Application and Efficacy			Acute and Long Term Toxicity		Long Term Stability	Pending SFDA Approval	Supplemental Documentation	SFDA Approval	TOTAL
Bio-Engineering (a)	#	1	(b)	1	(c)	13	2	-	1	18
		$948		$1,192		$2,261	-	-	-	$4,401
Eye Drops	#	-		-		-	-	-	2	2
		$-		-		-	-	-	$103	$103
Nasal Drops	#	-		-		-	-	-	1	1
		$-		-		-	-	-	$61	$61
Injections	#	-		-		-	1	-	4	5
		$-		-		-	$104	-	$510	$614
Spray	#	-		-		-	1	-	-	1
		$-		-		-	$139	-	-	$139
Ointment	#	-		-		-	1	1	1	3
		$-		-		-	$112	$90	$115	$317
Suppository	#	-		-		-	3	4	2	9
		$-		-		-	$273	$352	$217	$841
Gel	#	-		-		-	-	2	2	4
		$-		-		-	-	$293	$136	$429
Liquid	#	-		-		-	2	2	-	4
		$-		-		-	$209	$210	-	$419
TOTAL	#	1		1		13	10	9	13	47	(d)
		$948		$1,192		$2,261	$837	$944	$1,142	$7,324	(e)

(a)  Bio-engineering projects include our Endostatin cancer treatment drug, breast cancer drug and diagnostic kits.  The diagnostic kits are designed for testing for different cancers and viruses, such as prostate cancer, stomach cancer, ovarian cancer, rectal cancer, liver cancer, Hepatitis B and C, human papilloma virus and mycoplasma virus.  Diagnostic kits accounted for approximately 30.5% of total R&D expenditures in 2008.

(b)  In fiscal 2008, we spent approximately $948,000 on research and development related to Monoclonal antibodies, which represented approximately 12.8% of our total R&D expenses.  Monoclonal antibodies are a bioactive substance produced naturally when human cells identify and resist pathogenic intrusion from outside.  Monoclonal antibody technology can produce large amounts of pure antibodies.  Therefore, Monoclonal antibodies have tremendous applications in the field of diagnostics, therapeutics, and targeted drug delivery systems, not only for infectious disease caused by bacteria, viruses and protozoa but also for cancer, metabolic and hormonal disorders.

(c)  In fiscal 2008, we spent approximately $1,192,000 on our Endostatin cancer treatment drug, which represented approximately 16.1% of our total R&D expenses.  Endostatin is a cancer treatment drug that works by “starving” cancer cells by restricting the generation of blood vessels around cancer lesions, thereby inhibiting, to a degree, the source of nutrients upon which the cancer cells survive.

(d)  Except as set forth in notes (b) and (c) above, no single project represented a material amount of our total R&D expenditures in fiscal 2008.

(e)  Does not include costs for materials used in our R&D projects.  Our total R&D expenditures for fiscal 2008 were approximately $7,413,000.

Liquidity and Capital Resources

The following table summarizes our cash and cash equivalents position, our working capital, and our cash flow activity as of December 31, 2009 and 2008 and for each of the years then ended:

	As of December 31, ($ in thousands, except ratio and days)
	2009 (restated)	2008

Cash and cash equivalents	$52,756	$40,288
Current ratio	3.9	8.8
Quick ratio	3.8	8.8
Average accounts receivable collection days	51.6	45.5
Average inventory turnover days	21.6	18.2
Working capital	$56,895	$49,509
Inventories	$2,413	$462

Cash provided by (used in):
Operating activities	$33,449	$27,538
Investing activities	$(21,154)	$(23,115)
Financing activities	$29	$25,355

As of December 31, 2008, cash and cash equivalents were approximately $52,756,000 as compared to $40,288,000 at December 31, 2008.  We had working capital at December 31, 2008 of approximately $56,895,000, compared to $49,509,000 at December 31, 2008. Our increase in working capital in 2009 was principally due to increased cash and cash equivalents funded by the increased cash flows generated from our operating activities of $33,449,000 for the year ended December 31, 2009, compared to $27,538,000 for the year ended December 31, 2008. The increase in working capital in 2009 was offset by the increased change in value of derivative liability of $4,807,000 between  January 1, and December 31, 2009 using the Monte Carlo valuation model.  We consider current working capital and borrowing capabilities adequate to cover our current operating and capital requirements for the full year 2010.

Cash flows used in investing activities was approximately $21,154,000 for the year ended December 31, 2009 compared to approximately $23,115,000 in 2008. Cash flows used in investing activities in 2008 was primarily related to our purchase of properties and equipment in connection with the business acquisitions we consummated in 2008.  Cash flows used in investing activities in 2009 was primarily related to our expenditures in construction in progress of approximately $9.9 million, in connection with our construction of our new corporate headquarters, as well as the purchase of proprietary technologies for Antroquinonol, a drug used for treatment of lung and liver cancers in the amount of approximately $5.1 million, and Small RNA diagnosing technology, used for detecting heart diseases in its early stage, in the amount of approximately $5.8 million.

Cash flows provided from financing activities was approximately $29,000 for the year ended December 31, 2009 compared to approximately $25,355,000 for the same period in 2008. Our higher cash flows provided from financing activities in 2008 were primarily due to the private offering we completed in January 31, 2008, as well as cash generated from the exercise of warrants by certain warrant holders of ours.

In January 2010, we completed the construction of two office buildings and moved into these new facilities.  It is anticipated that residual work, including road construction,  fire control equipment, amenity improvement, and final acceptance, will be completed on these facilities in the third quarter of 2010, at an additional cost of approximately $3.0 million.

Our current ratio was 3.9 at December 31, 2009 compared to 8.8 at December 31, 2008 and the quick ratio was 3.8 at December 31, 2009 compared to 8.8 at December 31, 2008. We endeavor to ensure that funds are available to take advantage of new investment opportunities and that funds are sufficient to meet future liquidity and capital needs.

We calculate accounts receivable turnover by averaging the opening and closing balances of out accounts receivable during that period and dividing that amount by our average daily sales during that period.  Since accounts receivables fluctuate over the course of each quarter, in order to determine a more representative accountant receivables collection days, management calculates the turnover rate on a quarter-by-quarter basis.

In fiscal 2008, we implemented our new sales strategy to contract with regional sales agents and large pharmacy chains rather than directly with smaller distributors and individual retail stores.  As a result, the number of customers we sell to directly has dramatically decreased from 943 in 2007 to 212 in 2009.  This lower number of customers has helped us to better manage our accounts receivable.  In addition, we are now selling directly to more reputable local pharmacy chains, which pay earlier and more consistently.  Our average daily sales and turnover for each quarter during 2008 and 2009 were as follows:

Quarter Ended	Average Daily Sales ($ in thousands)	Average A/R ($ in thousands)	Turnover Days
March 31, 2008	$136	$10,157	74.5
June 30, 2008	$261	$9,377	35.9
September 30, 2008	$326	$9,298	28.5
December 31, 2008	$282	$12,134	43.0
2008 Annual Average			45.5
March 31, 2009	$276	$14,528	52.7
June 30, 2009	$354	$15,125	42.8
September 30, 2009	$475	$19,921	41.9
December 31, 2009	$324	$22,403	69.0
2009 Annual Average			51.6

Accounts receivable turnover days fluctuate from quarter to quarter due to the following:

•	Sales revenue varies, which results in changing average daily sales;

•	Accounts receivable collections are slower during the fourth fiscal quarter and the first fiscal quarter, partly due to the Chinese public holidays within that period (about three weeks in total).

•
During the second and third quarter of each year, due to stronger sales volume, the product turnover rate at the Company’s distributors and agents is higher, resulting in their shorter accounts payable periods.

During 2008 and 2009, our average inventory turnover was approximately 18 and 22 days, respectively.  Since sales and costs of goods sold fluctuate over the course of each quarter, in order to determine a more representative inventory rate, management calculates inventory rate on a quarter-by-quarter basis, and then takes the average of the resulting numbers. Management calculates our inventory turnover rate using total inventory rather than just finished goods, because our production cycle is of an extremely short duration.

Our inventory turnover days for the years ended December 31, 2009 and 2008 calculated by using average daily costs of goods sold and average inventory for each quarter were as the following:

	Average Daily COGS	Average Inventory
Quarter Ended	($ in thousands)	($ in thousands)	Turnover Days
March 31, 2008	$31	$583	18.6
June 30, 2008	$61	$1,109	18.3
September 30, 2008	$80	$1,614	20.2
December 31, 2008	$72	$1,133	15.7
2008 Annual Average			18.2
March 31, 2009	$67	$891	13.3
June 30, 2009	$85	$1,446	17.0
September 30, 2009	$118	$2,335	19.7
December 31, 2009	$76	$2,755	36.3
2009 Annual Average			21.6

One reason for the quarterly fluctuations in our number of inventory turnover days is that, historically, our inventory is at its lowest levels at the end of each calendar year and in the first fiscal quarter.  We draw down our inventory levels in December of each year for two main reasons.  First, our customers want to receive goods prior to the holiday season.  In addition, the first calendar quarter is traditionally our slowest sales period.  Since a lower volume of sales activity normally occurs during the first quarter of each calendar year, we believe it is prudent to avoid incurring unnecessary inventory carrying costs.  At the appropriate time toward the end of the first calendar quarter of each fiscal year, we begin to ramp up our inventory levels to prepare for increased demand during the coming stronger selling periods.

Second, the number of inventory turnover days in each fiscal quarter of 2009 was lower than in the comparable quarter of 2008, due to an increase in our revenues for each quarter in 2009 compared to the same quarter in the prior year. Inventory did not increase at the same level as revenues, which resulted in varying amounts of cost of goods sold, and a corresponding lower number of inventory turnover days.

Historically, we signed agreements with suppliers that allowed us to hold extra raw materials at the cost of the suppliers.  As a result, we could minimize our own inventory carrying costs, and improve our cash management, by keeping the inventory at the minimum level required to support the short-term sales.  However, due to the forecast of certain cost increases of raw materials in 2010, management began to increase the inventory levels toward the second half of 2009.

Private Offering

On January 31, 2008 (the “Closing Date”), we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), for the purchase and sale of 2,500,000 units of our securities (“Units”) consisting of an aggregate of: (i) 2,500,000 shares of our common stock (the “Purchased Shares”), and (ii) Class A Warrants to purchase 750,000 additional shares of our common stock, at an exercise price of $12.50 per share (the “Purchased Warrants”), for a purchase price of $10.00 per unit (the “Unit Purchase Price”), or aggregate of $25,000,000 (the “Offering”).

In connection with the Offering, we paid a placement agent (the “Placement Agent”) a fee of five percent (5%) of the Offering Proceeds. In addition, we paid the Placement Agent’s legal fees and additional out-of-pocket expenses related to the Offering.

We used the net proceeds from the Offering primarily for: (a) acquisitions, (b) new product marketing, (c) expenses related to the Offering and the Registration Statement (defined below), and (d) general working capital purposes.

As of the Closing Date, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors, pursuant to which it agreed that within sixty (60) calendar days of the Closing Date (the “Filing Date”), we would file a registration statement (the “Registration Statement”) with the SEC, on the appropriate form, covering the resale of (i) the Purchased Shares, and (ii) the common stock issuable upon exercise of the Purchased Warrants (the “Warrant Shares”) (collectively (i) and (ii), the “Registrable Securities”). Further, we agreed to use our best efforts to (a) cause the Registration Statement to be declared effective within one hundred twenty (120) calendar days from the Filing Date, or, if reviewed by the SEC, within one hundred fifty (150) calendar days after the Filing Date, and (b) keep the Registration Statement continuously effective until all of the Registrable Securities have been sold, or may be sold without volume restrictions pursuant to Rule 144 (the “Registration Requirements”). We have not yet satisfied the Registration Requirements.

Notwithstanding anything to the contrary stated in the Registration Rights Agreement, the Company shall be entitled to limit the Registrable Securities to the extent necessary to avoid any issues arising from interpretations by the SEC of Rule 415 of the Securities Act of 1933, as amended.

The Class A Warrants represent the right to purchase an aggregate of 750,000 shares of our Common Stock, at an exercise price of $12.50 per share (the “Exercise Price”), and have the following additional characteristics:

•
The Class A Warrants became exercisable beginning on the six-month anniversary of the Closing Date and will expire three years thereafter (the “Expiration Date”); provided, however, if, among other things, we fail to cause a Registration Statement covering the Warrant Shares to be declared effective prior to the applicable dates set forth in the Registration Rights Agreement (the “Effectiveness Deadlines”), the Expiration Date of the Class A Warrants shall be extended one day for each day beyond the Effectiveness Deadlines.

•
Commencing on one-year anniversary of the Closing Date, in the event the Warrant Shares may not be freely sold by the holders (the “Warrantholders”) due to our failure to satisfy our registration requirements, and an exemption for such sale is not otherwise available to the Warrantholders under Rule 144, the Class A Warrants will be exercisable on a cashless basis.

•
The Exercise Price and number of Warrant Shares are subject to adjustment for standard dilutive events, as well as for the issuance of common stock, or securities convertible into or exercisable for shares of common stock, at a price per share, or conversion or exercise price per share less than the Exercise Price.

•
At anytime following the date a Registration Statement covering the Warrant Shares is declared effective, we will have the ability to call the Class A Warrants at a price of $0.01 per Class A Warrant, upon thirty (30) days prior written notice to the holders of the Class A Warrants, provided (i) the closing price of the common stock exceeded $18.75 for each of the ten (10) consecutive trading days immediately preceding the date that the call notice is given by us, and (ii) we have attained an Adjusted EPS of at least $1.75 per share for the fiscal year ending December 31, 2008, as set forth in our audited financial statements.

•
The Warrantholder is not entitled to exercise a number of Class A Warrants in excess of the number of Class A Warrants upon exercise of which would result in beneficial ownership by the Warrantholder and its affiliates of more than 9.9% of the outstanding shares of our common stock. This limitation on exercise may be waived by written agreement between the Warrantholder and us; provided, however, such waiver may not be effective less than sixty-one (61) days from the date thereof.

As of March 15, 2010, we have 593,800 Class A Warrants outstanding. If all of these Class A Warrants were exercised for cash pursuant to their terms, we would receive $7,422,500 in proceeds, although there can be no assurance that any of these Class A Warrants or placement agent warrants will be exercised for cash.

Significant Accounting Policies

We have established various accounting policies that govern the application of accounting principles generally accepted in the U.S., which were utilized in the preparation of our financial statements.  Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities.  Management considers such accounting policies to be critical accounting policies.  The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.  Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations.

While our significant accounting policies are more fully described in Note 3 to our financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2009, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Use of estimates

The preparation of the financial statements included in Item 8 of this Annual Report on Form 10-K in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods.

Significant estimates include values and assigned lives to acquired tangible and intangible assets, uncollectible accounts receivable, impairment testing of goodwill and other long-lived assets.   Actual results may differ from these estimates.

Accounts receivable

Accounts receivable are stated at net realizable value, net of an allowance for doubtful accounts.  The allowance for estimated bad debts is based upon the periodic analysis of individual customer balances including an evaluation of days of sales outstanding, payment history, recent payment trends, and perceived credit worthiness.  As of  December 31, 2009 our allowance for doubtful accounts was $56,000 and $50,000, respectively.

Inventories

Inventories include finished goods, raw materials, freight-in, packing materials, labor, and overhead costs and are valued at the lower of cost or market using the first-in, first-out method.  Inventory units are valued using the weighted average method.  Provisions are made for slow moving, obsolete and/or damaged inventory based upon the periodic analysis of individual inventory items including an evaluation of historical usage and/or movement, age, expiration date, and general conditions.  There are no inventory reserve provision recorded at December 31, 2009 and 2008.

Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation.  Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets.  We use an estimated residual value of 5% of cost, or valuation for both financial and income tax reporting purposes.  The estimated lengths of the useful lives of our property and equipment are as follows:

Building and Improvements	30 years
Land use rights	50 years
Furniture & Equipment	5 to 7 years
Transportation Equipment	5 to 15 years
Machinery and Equipment	7 to 14 years

Expenditures for renewals and betterments are capitalized while repairs and maintenance costs are normally charged to the statement of operations in the year in which they were incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.  Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset is removed from their respective accounts, and any gain or loss is recorded in the consolidated statements of operations.

Property and equipment are evaluated for impairment in value whenever an event or change in circumstances indicates that the carrying values may not be recoverable.  If such an event or change in circumstances occurs and potential impairment is indicated because the carrying values exceed the estimated future undiscounted cash flows of the asset, we will measure the impairment loss as the amount by which the carrying value of the asset exceeds its fair value.  We did not record any impairment charges in the years ended December 31, 2009, 2008 and 2007.

Derivative Liabilities

The Class A Warrants (“the Warrants”) issued under our January 31, 2008 private placement memorandum include a reset provision triggered if the Company issues common shares below the exercise price of $12.50 as defined under the Warrant Agreement. Effective January 1, 2009 the reset provision of these warrants preclude equity accounting treatment under ASC 815 (formerly EITF 07-5).  Accordingly, effective January 31, 2009, the Company is required to reclassify the Warrants at their fair value to liabilities each reporting period under ASC 815-40. The Company used the Monte Carlo valuation model to estimate the fair value of the Warrants. Significant assumptions used at December 31, 2009 include a term of approximately 3.7 years; volatility of 60.0% and a risk free interest rate of 2.72%

Intangible assets

Intangible assets are accounted for in accordance with ASC topic 350, “Intangibles – Goodwill and Other.”  Intangible assets with finite useful lives are amortized while intangible assets with indefinite useful lives are not amortized.  We review our long-lived assets, including property and equipment and finite-lived intangible assets for impairment on at least an annual basis or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.  To determine recoverability of its long-lived assets, we evaluate the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.  Impairment costs, if any, are measured by comparing the carrying amount of the related assets to their fair value.  We recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values.  Fair value is determined by the use of undiscounted future cash flows, independent appraisals or other approximate methods.  We did not record any impairment charges for the years ended December 31, 2009, 2008 and 2007.

Intangible assets consists of proprietary technologies, SFDA licenses for drug batch numbers, and goodwill. We acquired proprietary technologies from a non-related third party.  The fair value of proprietary technologies recorded in our financial statements is appraised periodically and amortized during its estimated useful life.  SFDA licenses for drug batch numbers were acquired through business acquisitions of Tianlong and Peng Lai.  Goodwill consists the payments we made when we acquired Tianlong’s Beijing sales office and Haina.  We have registered “Kang Xi” as our trademark, which is used for all of our TCM products.  The “Kang Xi” trademark was developed internally and registered by TDR before we became a public company.  Our cost basis in the trademark is nominal.  Therefore, we did not have our “Kang Xi” trademark appraised, or record an intangible asset for it.  Additionally, none of the costs associated with the trademark have been capitalized.

As of December 31, 2009, the remaining weighted average life of our intangible assets is approximately 8 years.

Revenue recognition

Revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.  We believe that all of these criteria are satisfied upon shipment from its facilities.  Historically, we estimated returns, allowances and claims have been deemed immaterial.  Our sale agreements only allow a return if the product has quality related issues.  In such event, we accept the return for equivalent product exchange from inventory only.

We occasionally apply to various government agencies for research grants.  Revenue from such research grants is recognized when earned.  In situations where we receive payment in advance for the performance of research and development services, such amounts are deferred and recognized as revenue as the related services are performed.

Research and Development

Research and development expenses include the costs associated with our internal research and development, as well as research and development conducted by third parties.  These costs primarily consist of salaries, clinical trials, outside consultants, and materials.  All research and development costs are expensed as incurred.

Third-party expenses reimbursed under non-refundable research and development contracts are recorded as a reduction to research and development expense in the consolidated statement of operations.

We recognize in-process research and development in accordance with ASC topic 730, “Research and Development.” Assets to be used in research and development activities, specifically, compounds that have yet to receive new drug approval and would have no alternative use, should approval not be given, are immediately charged to expense when acquired.  Certain assets and other technologies acquired that has foreseeable future cash flows are capitalized as intangible assets.  Such intangible assets are amortized starting from the year revenue is generated and amortized over an estimated period of 10 years. Should these capitalized intangible assets have no future benefit, we will record an immediate write-off for the remaining net carrying value within the consolidated statement of operations.

We incurred research and development expenses of approximately $14,960,000, $7,413,000, and $3,158,000, for the years ended December 31, 2009, 2008, and 2007, respectively in research and development costs.

Recent Accounting Pronouncements

Refer to Note 4 to the Financial Statements included in Item 8 of this Annual Report on Form 10-K, which discusses new accounting pronouncements we adopted during 2009, as well as accounting pronouncements recently issued or proposed but not yet required to be adopted.

Contractual Obligations and Commercial Commitments

As of December 31, 2009, we have commitments and contractual obligations as follows:

In January 2010, we completed the construction of two office buildings and moved into the new facilities located in Song Bei District of Harbin city, PRC.  We spent approximately $9.9 million, $730,000, and $2.1 million in the year of 2009, 2008, and 2007 respectively for this construction in progress.  It is anticipated that residual work, including road construction,  fire control equipment, amenity improvement, and final acceptance, will be completed on these facilities in the third quarter of 2010, at an additional cost of approximately $3.0 million.

The continuing development of 8 research and development projects, which commenced in the second half of fiscal 2009, have been carried over to the year of 2010 according to our contracts signed with various research institutions. The expenditures for these 8 research and development projects in the year of 2010 is expected to be approximately $2.4 million.

Other than the above contracts and commitments, we do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, and other long term liabilities reflected on our balance sheet under GAAP.

Currency Exchange Fluctuations

All of our revenues and majority of the expenses during the year ended December 31, 2008 were denominated primarily in RMB, the currency of China, and were converted into U.S. dollars at the exchange rate of 6.96225 RMB to 1 U.S. Dollar.  In the third quarter of 2005, the RMB began to rise against the U.S. dollar.  There can be no assurance that RMB-to-U.S. dollar exchange rates will remain stable.  A devaluation of RMB relative to the U.S. dollar would adversely affect our business, financial condition and results of operations. We do not engage in currency hedging.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are currently material or reasonably likely to be material to our financial position or results of operations.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk

As of December 31, 2009, we do not invest or trade market risk sensitive instrument or have any debt subject to interest rate fluctuations.

Substantially all of our revenues and expenses are denominated in RMB.  Since 1994, the exchange rate for the RMB against the U.S. dollar has remained relatively stable, most of the time in the region of approximately RMB 8.00 to U.S.$1.00. However, in 2005, the Chinese government announced that would begin pegging the exchange rate of the RMB against a number of currencies, rather than just the U.S. dollar. Currently, exchange rates are approximately RMB 6.8 to U.S.$1.00 resulting in the increase in price of Chinese products to U.S. purchasers.  As our operations are primarily in China, any significant revaluation of the Chinese RMB may materially and adversely affect cash flows, revenues and financial condition.  If we decide to convert RMB into U.S. dollars and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of the RMB that we convert would be reduced.

Inflation in China has not materially impacted our results of operations in recent years, but we can provide no assurance that we will not be affected in the future.  According to the PRC National Bureau of Statistics, the inflation rate in the consumer price index in China was 5.9%, 4.8%, and 1.9% in 2009, 2008, and 2007, respectively.

A significant amount of our cash and cash equivalents are held in commercial bank checking accounts in the PRC and earned an annual interest income yield of approximately 0.36% for the year ended December 31, 2009.  For all the bank accounts in the PRC, we earned interest income of approximately $71,000, $112,000 and $10,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Item 8.  Financial Statements and Supplementary Data.

Index to the Consolidated Financial Statements of China Sky One Medical, Inc.
PAGE

Reports of Independent Registered Public Accounting Firms	F-2

Financial Statements

Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2009 (restated), 2008 and 2007	F-4

Consolidated Balance Sheets at December 31, 2009 (restated) and 2008	F-5

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2009 (restated), 2008 and 2007	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 (restated), 2008 and 2007	F-7

Notes to Consolidated Financial Statements	F-8 – F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

China Sky One Medical Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of China Sky One Medical Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009.  We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission .  The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As more fully described in Note 2 to the consolidated financial statements, the Company determined that certain account balances and the presentation of financial information with respect to the accounting for certain derivative instruments were not accurately presented in the consolidated financial statements for the year ended December 31, 2009, included in its Annual Report on Form 10-K on March 16, 2010, as amended on March 17, 2010 (the “2009 Form 10-K),  Accordingly, the consolidated balance sheet as of December 31, 2009 and the related consolidated statements of operations, stockholder’s equity and cash flows for the year then ended have been restated to reflect corrections to previously reported amounts.

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
March 15, 2010
Except for Note 2 as to which the date is
May XX, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[Letterhead of Sherb & Co., LLP]

To the Board of Directors and Stockholders of
China Sky One Medical, Inc.

We have audited the accompanying consolidated balance sheets of China Sky One Medical, Inc. and its Subsidiaries as of December 31, 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2007. China Sky One Medical, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Sky One Medical, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Certified Public Accountants

Boca Raton, Florida
March 25, 2008

China Sky One Medical, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
$ in thousands, except share and per share data

	Years Ended December 31,
	2009 (Restated)	2008	2007
Revenues	$130,092	$91,816	$49,318
Cost of Goods Sold	31,671	22,403	10,940
Gross Profit	98,421	69,413	38,379

Operating Expenses
Selling expense	30,763	22,968	14,784
General and administrative expense	4,191	2,514	1,380
Depreciation and amortization	2,255	858	443
Research and development	14,960	7,413	3,158
Total Operating Expenses	52,170	33,753	19,765

Income from Operations	46,251	35,659	18,614

Other Income (Expenses)
Interest Income	71	112	10
Miscellaneous income (Expenses)	(32)	702	28
Change in fair value of derivative warrant liability	(4,807)	-	-
Total Other Income (Expenses)	(4,768)	814	38

Income Before Provision for Income Tax	41,483	36,473	18,652

Provision for income taxes	10,503	7,616	3,319

Net Income	$30,980	$28,857	$15,333

Basic Earnings Per Share	$1.87	$1.91	$1.27

Basic Weighted Average Shares Outstanding	16,575,885	15,101,833	12,094,949

Diluted Earnings Per Share	$1.86	$1.87	$1.15

Diluted Weighted Average Shares Outstanding	16,668,452	15,429,136	13,370,528

Other Comprehensive Income
Foreign currency translation adjustment	312	3,295	1,850
Net income	$30,980	$28,857	$15,333
Comprehensive Income	$31,292	$32,152	$17,183

See accompanying notes to the consolidated financial statements.

China Sky One Medical, Inc. and Subsidiaries
Consolidated Balance Sheets
$ in thousands, except share data

	2009	2008
	(Restated)

ASSETS
Current Assets
Cash and cash equivalents	$52,756	$40,288
Accounts receivable, net	21,146	14,979
Inventories	2,413	462
Prepaid and other current assets	74	106
Total current assets	76,389	55,835

Property and equipment, net	15,491	14,797
Intangible assets, net	25,114	15,852
Construction in progress	12,932	4,317
Land use rights, net	1,902	1,945
Land and construction deposit	8,535	8,513

Total Assets	$140,363	$101,259

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$4,186	$2,937
Taxes payable	3,873	3,363
Deferred revenue	-	26
Derivative liability	11435	-
Total current liabilities	19,494	6,326

Stockholders' Equity
Preferred none issued and outstanding stock
($0.001 par value, 5,000,000 shares authorized)	-	-

Common stock ($0.001 par value, 50,000,000 shares authorized, 16,714,267 and 16,306,184 issued and outstanding at December 31, 2009 and 2008, respectively)	17	16
Additional paid-in capital	37,188	40,105
Retained earnings	77,785	49,245
Accumulated other comprehensive income	5,879	5,567
Total stockholders' equity	120,869	94,933

Total Liabilities and stockholder’s equity	$140,363	$101,259

See accompanying notes to the consolidated financial statements.

China Sky One Medical, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
$ in thousands, except share data

	Years Ended December 31,
	2009 (Restated)	2008	2007
Cash Flows From Operating Activities
Net income	$30,980	$28,857	$15,333
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Allowance for bad debt	17	38	-
Depreciation and amortization	2,747	858	443
Share-based compensation	1,242	316	235
Change in fair value of derivative liability	4,807	-	-
Decrease (increase) in operating assets:
Accounts receivable and other receivables	(6,204)	(3,398)	(7,479)
Inventories	(1,948)	(66)	(73)
Prepaid expenses and others	92	(24)	93
Increase (decrease) in operating liabilities:
Accounts payable and accrued liabilities	1,215	(678)	2,136
Tax payable	501	1,660	960
Deferred revenue	-	(26)	(48)
Net cash provided by operating activities	33,449	27,538	11,601

Cash Flows From Investing Activities
Purchase of property and equipment	(254)	(11,167)	(2,222)
Land and construction deposit	-	-	(8,003)
Construction in progress	(9,932)	4	-
Purchase of intangible assets	(10,968)	(11,951)	(35)
Net cash used in investing activities	(21,154)	(23,115)	(10,261)

Cash Flows From Financing Activities
Sale of common stock for cash, net of offering costs		23,488	-
Proceeds from warrants conversion	29	1,868	516
Repayment of short-term loan		-	(548)
Net cash provided by (used in) financing activities	29	25,355	(33)

Effect of exchange rate changes on cash	272	1,318	1,296

Net Increase in Cash and Cash Equivalents	12,468	$31,097	$2,604

Cash and Cash Equivalents at Beginning of Year	40,288	9,191	6,587

Cash and Cash Equivalents at End of Year	$52,756	$40,288	$9,191

Supplemental disclosure of cash flow information
Interest paid	-	$135	$10
Taxes paid	$10,164	$6,630	$2,359

See accompanying notes to the consolidated financial statements.

China Sky One Medical, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
$ in thousands
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity

Balance at December 31, 2006	12,031,536	12	8,822	5,055	422	14,311
Issuance of common stock for service	30,000	-	195			195
Warrants exercised	166,827	-	516			516
Employee stock options			40			40
Foreign currency translation adjustment					1,850	1,850
Net income				15,333		15,333

Balance at December 31, 2007	12,228,363	12	9,573	20,388	2,272	32,245

Issuance of common stock through private placement, net	2,500,000	3	23,485			23,488
Warrants and options exercised under cash and cashless	1,142,302	1	1,866			1,867
Issuance of common stock under business acquisitions	405,456	-	4,865			4,865
Share-based compensation	30,063	-	316			316
Foreign currency translation adjustment					3,295	3,295
Net income				28,857		28,857

Balance at December 31, 2008	16,306,184	16	40,105	49,245	5,567	94,933

Cumulative effect adjustment upon adoption of ASC 815 (formerly EITF 07-5) Note 2			(4,188)	(2,440)		(6,628)
Warrants and options exercised under cash and cashless	355,239	-	29			29
Share-based compensation	52,844	-	1,242			1,242
Foreign currency translation adjustment					312	312
Net income (restated)				30,980		30,980

Balance at December 31, 2009 (Restated)	16,714,267	17	37,188	77,785	5,879	120,869

See accompanying notes to the consolidated financial statements.

China Sky One Medical, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Description of Business

China Sky One Medical Inc. ("China Sky One" or the “Company”), a Nevada corporation, was formed on February 7, 1986, and formerly known as Comet Technologies, Inc. (“Comet”).  On July 26, 2006, the Company changed the name of the reporting company from "Comet Technologies, Inc." to "China Sky One Medical, Inc."

China Sky One is a holding company whose principal operations are through its wholly-owned subsidiaries; it has no revenues separate from its subsidiaries, and has expenses related to its status as a public reporting company and to its ownership interest in American California Pharmaceutical Group, Inc. (“ACPG”) and Harbin City Tian Di Ren Medical Co. (“TDR”).

 ACPG, our non operating United States holding company subsidiary, was incorporated on December 16, 2003, in the State of California, under the name “QQ Group, Inc.” QQ Group, Inc. changed its name to “American California Pharmaceutical Group, Inc.” in anticipation of the Stock Exchange Agreement with China Sky One (then known as “Comet Technologies, Inc.”) and TDR, described herein. On December 8, 2005, ACPG completed a stock exchange transaction with TDR a People’s Republic of China (“China” or “PRC”) based operating company and TDR’s subsidiaries (the “TDR Acquisition”), each of which were fully operating companies in the PRC. Under the terms of the agreement, ACPG exchanged 100% of its issued and outstanding common stock for 100% of the capital stock of TDR and its subsidiaries, described below.

Thereafter, on May 11, 2006, ACPG entered into a Stock Exchange Agreement (the “Exchange Agreement”) with the shareholders of China Sky One. The terms of the Exchange Agreement were consummated and the acquisition was completed on May 30, 2006. As a result of the transaction, the Company issued a total of 10,193,377 shares of its common voting stock to the stockholders of ACPG, in exchange for 100% of the capital stock of ACPG resulting in ACPG becoming our wholly-owned subsidiary. The transaction is treated as a reverse merger for accounting purposes.

TDR, formerly known as “Harbin City Tian Di Ren Medical Co.,” was originally formed in 1994 and maintained its principal executive office in Harbin City of Heilongjiang Province, in the PRC. TDR was reorganized and incorporated as a limited liability company on December 29, 2000, under the “Corporation Laws and Regulations” of the PRC. At the time of the TDR Acquisition by ACPG in December of 2005, TDR had two wholly-owned subsidiaries, Harbin First Bio-Engineering Company Limited and Kangxi Medical Care Product Factory, until July, 2006, when the two were merged, with Harbin First Bio-Engineering Company Limited (“First”) as the surviving subsidiary of TDR. The principal activities of TDR and First are the research, manufacture and sale of over-the-counter non-prescription health care products. TDR commenced its business in the sale of branded nutritional supplements and over-the-counter pharmaceutical products in the Heilongjiang Province. TDR has subsequently evolved into an integrated manufacturer, marketer, and distributor of external use natural Chinese medicine products sold primarily to and through China’s various domestic pharmaceutical chain stores.

As of October 16, 2006, the Company organized Harbin Tian Qing Biotech Application Company as a wholly-owned PRC subsidiary of TDR (“Tian Qing”), to conduct research and development in the areas of tissue and stem cell banks.  As of December 31, 2010, Tian Qing had insignificant operation.

On September 30, 2008 (the “Record Date”), we obtained the written consent of the holders of 8,158,251 shares of our common stock, which as of the Record Date, represented 51.3% of our outstanding voting securities, to increase our number of authorized shares of common stock from twenty million (20,000,000) to fifty million (50,000,000) shares.

2.	Restatement

On May 7, 2010, the Company’s management determined that the Company’s previously filed financial statements for the fiscal year ended December 31, 2009, included in the Form 10-K, should no longer be relied upon due to an error in such financial statements with respect to the accounting for certain derivative instruments (warrants it issued in 2008 discussed below), which were previously recorded as equity instruments in accordance with generally accepted accounting principles in effect through December 31, 2008. Management concluded that the historical financial statements in the Original Form 10-K require restatement to properly record 750,000 common stock purchase warrants, issued in connection with its January 31, 2008 private placement (the “Warrants”), as a derivative liability.

The Company has performed a complete assessment of the Warrants and has concluded that the Warrants are within the scope of Accounting Standards Codification 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASC 815-40”), formerly Emerging Issues Task Force Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”), due to the inclusion in the Warrants of a provision requiring a weighted average adjustment to the exercise price of the Warrants in the event the Company issues common stock, or securities convertible into or exercisable for common stock, at a price per share lower than such exercise price. Accordingly, ASC 815-40, formerly EITF 07-05, which was effective as of January 1, 2009, should have been applied resulting in a reclassification of the warrants as a liability, measured at fair value, with changes in fair value recognized as part of other income or expense for each reporting period thereafter.

The Company previously recorded a derivative liability of approximately $1.3 million in connection with registration rights obligations with respect to the securities issued in the Company’s January 31, 2008 private placement.  Also, on May 7, 2010, the Company determined that, because the obligations do not require a cash settlement and the warrants can be settled in unregistered shares, paragraphs 14-18 of EITF 00-19 do not apply to the registration rights obligation.  As a result, no liability is required to be recorded with respect to this obligation and the Company is recharacterizing the $1.3 million liability previously recorded as of December 31, 2009.

After discussions with the Audit Committee of its Board of Directors and the Company’s independent registered public accounting firm, management has determined to file the Amended Form 10-K to reflect the corrections made in response to these accounting errors.  The correction of the errors impacts each of the Company’s consolidated financial statements, but has no impact on the Company’s income from operations or cash flows.  Additionally, the Company determined that the application of ASC 815-40 did not have a material impact on its financial statements for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009.

The following table ($ in thousands, except per share information) show the effects of the restatement on the Company's consolidated balance sheet as of December 31, 2009 and consolidated statements of operations and comprehensive income:

	As of December 31, 2009
	As Previously Recorded	As Restated

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Warrant liability	$1,330	$11,435

TOTAL CURRENT LIABILITIES	9,389	19,494

SHAREHOLDERS' EQUITY
Additional paid in capital	41,376	37,188
Retained earnings	83,702	77,785

TOTAL SHAREHOLDERS' EQUITY	130,974	120,869

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$140,363	$140,363

	As of December 31, 2009
	As Previously Recorded	As Restated

INCOME FROM OPERATIONS	$46,251	$46,251

OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	(1,330)	(4,807)

Total other income (expense)	(1,291)	(4,768)

INCOME BEFORE PROVISION FOR INCOME TAXES	44,960	41,483
Provision for income taxes (see Note 15)	10,502	10,502
NET INCOME	$34,457	$30,980

BASIC EARNINGS PER SHARE	$2.08	$1.87

DILUTED EARNINGS PER SHARE	$2.07	$1.86

COMPREHENSIVE INCOME	$34,769	$31,292

3.	Acquisition of Businesses

On April 3, 2008, TDR completed an acquisition pursuant to an Equity Transfer Agreement dated February 22, 2008, between TDR and Heilongjiang Tianlong Pharmaceutical, Inc., a corporation with a multitude of medicines approved by the PRC’s State Food and Drug Administration (“SFDA”) and new medicine applications, organized under the laws of the PRC (“Tianlong”), which is in the business of manufacturing external-use pharmaceuticals. Our TDR subsidiary previously acquired the Beijing sales office of Tianlong in mid 2006. Pursuant to the Equity Transfer Agreement, TDR acquired 100% of the issued and outstanding capital stock of Tianlong from Tianlong’s sole stockholder, in consideration for an aggregate purchase price of approximately $8,300,000, consisting of (i) $8,000,000 in cash, and (ii) 23,850 shares of China Sky One (at $12 per share). The acquisition received regulatory approval and closed on April 3, 2008.

The following table summarizes the approximate estimated fair values of the assets acquired in the Tianlong acquisition.

$ in thousands
Fixed assets
Intangible assets – SFDA licenses for drug batch numbers
Other
Net assets acquired

On April 18, 2008, China Sky One through its subsidiary TDR consummated a share acquisition pursuant to an Equity Transfer Agreement with the shareholders of Heilongjiang Haina Pharmaceutical Inc., a recently formed corporation organized under the laws of the PRC (“Haina”) licensed as a wholesaler of TCD, bio-medicines, bio-products, medicinal devices, antibiotics and chemical medicines. Haina does not have an established sales network and was acquired for its primary asset, a Good Supply Practice (GSP) license (License No. A-HLJ03-010) issued by the Heilongjiang office of the State Food and Drug Administration (“SFDA”). The SFDA recently started issuing such licenses to resellers of medicines that maintain certain quality controls. The GSP license was issued as of December 21, 2006 and will expire on January 29, 2012 and will enable the Company to expand its sales of medicinal products without having to go through a lengthy license application process.

The following table summarizes the approximate estimated fair values of the assets acquired in the Haina acquisition.

$ in thousands
Cash
Intangible
Net assets acquired

Pursuant to the Equity Transfer Agreement, TDR acquired 100% of the issued and outstanding capital stock of Haina from its three stockholders in consideration for payment of 3,000,000 RMB (approximately $437,000). TDR has been overseeing the operations of Haina since January of 2008 as part of its due diligence prior to closing of this acquisition.

On June 9, 2008, TDR entered into a Merger and Acquisition Agreement (the “Acquisition Agreement”) with Peng Lai Jin Chuang Company, a corporation organized under the laws of the People’s Republic of China (“Peng Lai”), which was organized to develop, manufacture and distribute pharmaceutical, medicinal and diagnostic products in the PRC. Pursuant to the Acquisition Agreement, TDR acquired all of the assets of Peng Lai in consideration for an aggregate of approximately (i) U.S.$2.5 million in cash, and (ii) 381,606 shares of the Company’s common stock with a fair value of approximately $4.6 million (at $12 per share). The acquisition of Peng Lai closed on September 5, 2008.

The following table summarizes the approximate estimated fair values of the assets acquired in the Peng Lai acquisition.

$ in thousands
Fixed assets
Intangible assets - SFDA licenses for drug batch numbers
Net assets acquired

The following table contains pro forma condensed consolidated statement of operations information assuming the Tianlong, Haina and Peng Lai transactions closed on January 1, 2007, for the years December 31, 2008 and 2007.  Peng Lai had dormant operations until October 2008.

	Years Ended December 31,
	2008	2007
	($ in thousands)
Revenue	$92,378	$51,334
Operating income	$35,747	$17,143
Net income	$28,934	$13,822
Basic earnings per common share	$1.92	$1.14
Basic weighted average shares outstanding	15,358,843	12,500,405
Diluted earnings per common share	$1.88	$1.03
Diluted weighted average shares outstanding	15,686,146	13,775,984

4.	Summary of Significant Accounting Policies

We have established various accounting policies that govern the application of accounting principles generally accepted in the United States of America (“U.S.”), which were utilized in the preparation of our financial statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities.  The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ACPG, TDR, First, Tian Qing, Tianlong, Haina and Peng Lai. All significant inter-company transactions and balances were eliminated.  The

These financial statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the U.S.. This basis of accounting differs from that used under applicable accounting requirements in the PRC. No material adjustment was required.

Certain items in the 2008 and 2007 financial statements have been reclassified to conform to the 2009 financial statements presentation.

Use of estimates – The preparation of these financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods.

Significant estimates include values and assigned lives to acquired tangible and intangible assets, uncollectible accounts receivable, impairment testing of goodwill and other long-lived assets. Actual results may differ from these estimates.

Earnings per share - Basic earnings per common share is computed by dividing net earnings applicable to common shareholders by the weighted-average number of common shares outstanding during the period. When applicable, diluted earnings per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and warrants.

Potential common shares issued are calculated using the treasury stock method, which recognizes the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that such proceeds would be used to purchase common stock at the average market price of the common stock during the period.

Cash and cash equivalents – The Company considers all highly liquid instruments purchased with a maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents approximate their fair value.

A significant amount of our cash and cash equivalents are held in commercial bank checking accounts in the PRC and earn   interest income (annual yield of approximately 0.36% for the year ended December 31, 2009). For all the bank accounts in the PRC, the Company earned interest income of approximately $71,000, $112,000 and $10,000  for the years ended December 31, 2009, 2008 and 2007, respectively.

Accounts receivable – Accounts receivable are stated at net realizable value, net of an allowance for doubtful accounts. The allowance for estimated bad debts is based upon the periodic analysis of individual customer balances including an evaluation of days of sales outstanding, payment history, recent payment trends, and perceived credit worthiness. As of  December 31, 2009 and 2008, the Company’s allowance for doubtful accounts was $56,000 and $50,000, respectively.

Inventories – Inventories include finished goods, raw materials, freight-in, packing materials, labor, and overhead costs and are valued at the lower of cost or market using the first-in, first-out method. Inventory units are valued using the weighted average method. Provisions are made for slow moving, obsolete and/or damaged inventory based upon the periodic analysis of individual inventory items including an evaluation of historical usage and/or movement, age, expiration date, and general conditions. The Company recorded no inventory reserve position as of December 31, 2009 and 2008.

Property and equipment – Property and equipment are stated at historical cost less accumulated depreciation. Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated residual value of 5% of cost, or valuation for both financial and income tax reporting purposes. The estimated lengths of the useful lives of our property and equipment are as follows:

Building and Improvements	30 years
Land use rights	50 years
Furniture & Equipment	5 to 7 years
Transportation Equipment	5 to 15 years
Machinery and Equipment	7 to 14 years

Expenditures for renewals and betterments are capitalized while repairs and maintenance costs are charged to the consolidated statement of operations in the year in which they were incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset. Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset is removed from their respective accounts, and any gain or loss is recorded in the consolidated statements of operations.

Property and equipment are evaluated for impairment in value whenever an event or change in circumstances indicates that the carrying values may not be recoverable. If such an event or change in circumstances occurs and potential impairment is indicated because the carrying value exceeds the estimated future undiscounted cash flows of the asset, the Company will measure the impairment loss as the amount by which the carrying value of the asset exceeds its fair value. The Company did not record any impairment charges of property and equipment in the years ended December 31, 2009, 2008 and 2007.

Construction-in-progress – Properties currently under development are accounted for as construction-in-progress. Construction-in-progress includes the acquisition and land right cost, development expenditures, professional fees, and capitalized interest costs during the period of construction.

Upon completion and readiness for use of the project, the cost of construction-in-progress is transferred as part of property and equipment. In the case of construction-in-progress, management takes into consideration the estimated cost to complete the project when making the lower of cost or market calculation.

Intangible assets – Intangible assets are accounted for in accordance with ASC topic 350, “Intangibles – Goodwill and Other.” Intangible assets with finite useful lives are amortized while intangible assets with indefinite useful lives are not amortized. The Company reviews its long-lived assets and finite-lived intangible assets for impairment on at least an annual basis or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment costs, if any, are measured by comparing the carrying amount of the related assets to their fair value. The Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by the use of undiscounted future cash flows, independent appraisals or other approximate methods. The Company did not record any impairment charges for the years ended December 31, 2009,2008 and 2007.

Our intangible assets consists of proprietary technologies, SFDA licenses for drug batch numbers and goodwill. Proprietary technologies are technologies that we own.  The SFDA licenses for drug batch numbers and goodwill were acquired in the business acquisitions of Tianlong and Peng Lai.  We have registered “Kang Xi” as our trademark, which is used for all of the Company’s Tradition Chinese Medicine (“TCM”) products. The “Kang Xi” trademark was developed internally and registered by TDR before the Company became a public company. The Company’s cost basis in the trademark is nominal. Therefore, the Company did not have its “Kang Xi” trademark appraised, or recorded an intangible asset for it. Additionally, none of the costs associated with the trademark have been capitalized.

Derivative Instruments – The Class A Warrants (“the Warrants”) issued under our January 31, 2008 private placement memorandum include a reset provision triggered if the Company issues common shares below the exercise price of $12.50 as defined under the Warrant Agreement. Effective January 1, 2009 the reset provision of these warrants preclude equity accounting treatment under ASC 815 (formerly EITF 07-5). Accordingly, effective January 31, 2009, the Company is required to reclassify the Warrants at their fair value to liabilities each reporting period under ASC 815-40. The Company used the Monte Carlo valuation model to estimate the fair value of the Warrants. Significant assumptions used at December 31, 2009 include a term of approximately 3.7 years; volatility of 60.0% and a risk free interest rate of 2.72.

Foreign Currency - The Company’s principal country of operations is in the PRC. The financial position and results of operations of the Company are recorded in Renminbi (“RMB”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.  Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange at that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of the capital contribution. All translation adjustments resulting from the translation of the financial statements into U.S. Dollars are recorded as accumulated other comprehensive income, a component of stockholders’ equity.

Revenue recognition - Revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. The Company believes that all of these criteria are satisfied upon shipment from its facilities. Historically, the Company’s estimated returns, allowances and claims have been deemed immaterial. The Company’s sale agreements only allow a return if the product has quality related issues. In such event, the Company accepts the return for equivalent product exchange from inventory only.

The Company occasionally applies to various government agencies for research grants. Revenue from such research grants is recognized when earned. In situations where the Company receives payment in advance for the performance of research and development services, such amounts are deferred and recognized as revenue as the related services are performed.

Deferred revenues - The Company recognizes revenues as earned. Amounts billed in advance of the period in which goods are delivered are recorded as a liability under “Deferred revenues.”

Research and development - Research and development expenses include the costs associated with the Company’s internal research and development as well as research and development conducted by third parties. These costs primarily consist of salaries, clinical trials, outside consultants, and materials. All research and development costs are expensed as incurred.

Third-party expenses reimbursed under non-refundable research and development contracts are recorded as a reduction to research and development expense in the consolidated statement of operations.

The Company recognizes in-process research and development in accordance with ASC topic 730, “Research and Development.” Assets to be used in research and development activities, specifically, compounds that have yet to receive new drug approval and would have no alternative use, should approval not be given, are immediately charged to expense when acquired. Certain assets and other technologies acquired that has foreseeable future cash flows are capitalized as intangible assets. Such intangible assets are amortized starting from the year revenue is generated and amortized over an estimated period of 10 years. Should under any circumstances these capitalized intangible assets have no future benefit; the Company will record an immediate write-off for the remaining net carrying value within the consolidated statement of operations.

The Company incurred research and development expenses of approximately $14,960,000, $7,413,000, and $3,158,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

Advertising – The Company signs contracts with agents who then place its advertising in the mediums of television, radio and internet.  Advertising expense is incurred in the period the advertisements take place. Thus, costs of advertising are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008, and 2007 were approximately $14,527,000, $7,299,000 and $4,385,000, respectively.  An immaterial amount of the Company’s advertisement expenses in 2009, 2008 and 2007 were related to advertising production costs.  Advertising costs are reported as part of selling expenses in the statements of operations.

Taxation – The Company uses the asset and liability method of accounting for deferred income taxes. The Company’s provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Company records liabilities for income tax contingencies based on our best estimate of the underlying exposures.

The Company periodically estimates its tax obligations using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The Company adjusts income tax expense in the period in which these events occur.

Provision for the PRC enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits less available tax relief for losses brought forward. The Company does not accrue taxes on unremitted earnings from foreign operations as it is the Company’s intention to invest these earnings in the foreign operations indefinitely.

Enterprise income tax

According to “Enterprise Income Tax and Certain Preferential Policies Notice” published by the Ministry of Finance and the National Tax Affairs Bureau, if the enterprise is authorized by the State Council as a special entity, the enterprise income tax rate is reduced to 15%. The following table sets forth the Company’s income tax rate for TDR and its subsidiaries for the year ended December 31, 2009, 2008 and 2007:

Income Tax Rate	2009	2008	2007
TDR	15%	15%	15%
First	15%	25%	25%
Tianlong	15%	12%	-
Haina	25%	25%	-
Peng Lai	2% of Revenue	25%	-

Value added tax

The Provisional Regulations of PRC Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax is imposed on goods sold in, or imported into, the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in the PRC is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year.

According to “Agriculture Product Value Added Tax Rate Adjustment and Certain Items’ Value Added Tax Waiver” published by the Ministry of Finance and the National Tax Affairs Bureau, the value added tax for agriculture related products is to be taxed at 13%. Furthermore, traditional Chinese medicine and medicinal plant are by definition agriculture related products.

We may from time-to-time be assessed interest or penalties by major tax jurisdictions, although such assessments historically have been minimal and immaterial to our financial results. Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company files corporate income tax returns in the United States (“U.S.”) for China Sky One and ACPG. ACPG wholly owns 100% of TDR and subsidiaries in the PRC. China Sky One and ACPG are holding companies and do not generate business revenues and management’s intent is not to distribute dividend income from TDR and subsidiaries to either China Sky One or ACPG. As such, management has established a full valuation allowance for the net operating losses incurred by China Sky One and ACPG. The Company files income tax returns in the PRC for TDR and its subsidiaries.

Comprehensive income – Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income. For the Company, such items consist entirely of foreign currency translation gains and losses.

Retirement benefit costs – According to the PRC regulations on pension plans, the Company contributes to a defined contribution retirement plan organized by municipal government in the province in which the Company is registered and all qualified employees as defined by statutory regulations are eligible to participate in the plan.

Contributions to the pension or retirement plan are calculated at 22% of the employees’ salaries above a fixed threshold amount. The employees contribute between 2% to 8% to the pension plan, and the Company contributes the balance. The Company has no other material obligations for the payment of retirement benefits beyond the annual contributions under this plan. The Company incurred costs of $209,000, $89,000, and $22,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

Fair value of financial instruments – The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued expenses, and other payables approximate their fair values at December 31, 2009 and 2008 because of the relatively short-term maturity of these instruments.  The fair value of derivative instruments is provided by the use of an independent third party valuation expert.  Certain derivatives with limited market activity are valued using externally developed models that consider unobservable market parameters.

Subsequent Events

The Company evaluated subsequent events through the date of filing of this Form 10-K in accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification under ASC topic 855.

Recent accounting pronouncements

The Financial Accounting Standards Board (“FASB”) has codified a single source of authoritative nongovernmental U.S. GAAP, the “Accounting Standards Codification”   (the “Codification” or “ASC”). While the Codification does not change U.S. GAAP, it introduces a new structure that is organized in an easily accessible, user-friendly on-line research system. The Codification supersedes all existing accounting standards documents. All other accounting literature not included in the Codification will be considered nonauthoritative. Unless needed to clarify a point to readers, we will refrain from citing specific section references when discussing application of accounting principles or addressing new or pending accounting rule changes.

In December 2007, the FASB issued new accounting guidance on business combinations. The new guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The new accounting guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The new guidance is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and was adopted by the Company in the first quarter of Fiscal 2009.

In April 2008, the FASB issued new accounting guidance regarding the determination of useful lives of intangible assets that amends the factors that should be considered in developing renewal or extension assumptions used for purposes of determining the useful life of a recognized intangible asset. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under accounting guidance related to goodwill and other intangible assets and the period of expected cash flows used to measure the fair value of the asset under accounting guidance related to business combinations and other U.S. GAAP. This guidance is effective for fiscal years beginning after December 15, 2008, and was adopted by us in the first quarter of Fiscal 2009. The  adoption of this guidance did not have a material effect on the Company’s results of operations and financial condition.

In June 2008, the Emerging Issues Task Force issued EITF Consensus No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock”. Under EITF 07-5, instruments which contain full ratchet anti-dilution provisions will no longer be considered indexed to a company’s own stock for purposes of determining whether it meets the first part of the scope exception in paragraph 11 (a) of Statement 133. The adoption of this EITF required us to (1) evaluate our instrument’s contingent exercise provisions and (2) evaluate the instrument’s settlement provisions. Based upon applying this approach to instruments within the scope of this exception , we have determined that the Class A Warrants  issued under our Private Placement which were classified in stockholders’ equity on December 31, 2008, no longer meet the definition of Indexed to a Company’s Own Stock provided in the Consensus. Accordingly effective on January 1, 2009, we were required to reclassify the Class A Warrants to liabilities under ASC 815-40 (formerly EITF 07-5). The adoption of this new guidance in 2009 had a material impact on our financial statements.

In April 2009, the FASB issued new accounting guidance addressing the interim disclosures about the fair value of financial instruments, which amended the previous disclosures regarding the fair value of financial instruments, and interim financial reporting. This new guidance requires disclosures about the fair value of financial instruments in interim financial statements, in addition to the annual financial statements as already required. This new accounting guidance became effective for interim periods ending after June 15, 2009, and was adopted by us in the third quarter of Fiscal 2009. The adoption of this new guidance had no material impact on our consolidated financial statements.

In April 2009, the FASB issued new accounting guidance regarding the determination of fair value when the volume and level of activity for assets or liabilities have significantly decreased, and identifying transactions that are not orderly. This guidance requires an evaluation of whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. If there has, transactions or quoted prices may not be indicative of fair value and a significant adjustment may need to be made to those prices to estimate fair value. Additionally, an entity must consider whether the observed transaction was orderly (that is, not distressed or forced). If the transaction was orderly, the obtained price can be considered a relevant observable input for determining fair value. If the transaction is not orderly, other valuation techniques must be used when estimating fair value. This new accounting guidance must be applied prospectively for interim periods ending after June 15, 2009, and was adopted by us effective June 30, 2009, but had no material impact on our consolidated financial statements.

In May 2009, the FASB issued new accounting guidance, “Subsequent Events”, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. The guidance requires new disclosure in financial statements of the date through which reporting entities have evaluated events or transactions that occur after the balance sheet date but before the financial statements are issued or available to be issued. The guidance requires public entities, including the Company, to evaluate subsequent events through the date that the financial statements are issued. Financial statements are considered issued when they are widely distributed to stockholders and other financial statement users for general use and reliance in a form and format that complies with U.S. GAAP. The guidance is effective for interim and annual financial periods ending after June 15, 2009 and shall be applied on a prospective basis.

Standards Not Yet Adopted

In April 2009, the FASB issued new accounting guidance regarding the accounting for assets acquired and liabilities assumed in a business combination due to contingencies. This new guidance clarifies the initial and subsequent recognition, subsequent accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This new guidance requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the acquisition date fair value can be reasonably estimated. If the acquisition-date fair value of an asset or liability cannot be reasonably estimated, the asset or liability would be measured at the amount that would be recognized using the accounting guidance related to accounting for contingencies or the guidance for reasonably estimating losses. This new accounting guidance becomes effective for us on November 1, 2010; however, as the provision of the guidance will be applied prospectively to business combinations with an acquisition date on or after the guidance becomes effective, the impact to us cannot be determined until a transaction occurs.

5.	Revenue By Product Category and Geographic Region

In 2009, 2008 and 2007, overseas sales were approximately $10,121,000, $7,570,000 and $12,404,000, respectively.

Our total revenues during fiscal 2009, 2008, and 2007 were approximately $130,092,000, $91,816,000, and $49,318,000, respectively. The following table sets forth our principal product categories based on application type and the approximate amount and percentage of revenue from each of such product categories, during the fiscal years ended December 31, 2009, 2008, and 2007:

	For the Years Ended December 31, ($ in thousands)
	2009		2008		2007
Product Category	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
Patches	$40,770	31.3%	$35,484	38.6%	$19,609	39.9%
Ointments	28,862	22.2%	23,068	25.1%	3,270	12.6%
Sprays	$18,499	14.2%	10,613	11.6%	8,742	18.7%
Diagnostic Kits	10,239	7.9%	8,781	9.6%	2,994	6.1%
Contract Sales	$0	0.0%	5,655	6.2%	12,998	16.6%
Others	31,722	24.4%	8,215	8.9%	1,705	6.2%
Total	$130,092	100.0%	$91,816	100.0%	$49,318	100.0%

Year over year – 2009 to 2008

The Company’s revenues increased in 2009 compared to 2008, primarily due to its cooperation with more reputable sales agents and distributors, which have been able to put the Company’s products in more extensive sales networks, and the full-year effect of sales of products of Tianlong and Peng Lai, two of the businesses the Company acquired in fiscal 2008.  As a result of signing agreements with these distributors, the sales revenues for products in the patches, sprays, and diagnostic kits categories increased 14.9%, 74.3%, and 16.6% year over year.  The revenue increase of approximately $5,794,000 in the ointment category, and the revenue  increase of approximately $23,507,000 in other products category, are primarily due to the Company’s increased spending in marketing and advertising for certain products in these categories.  Tianlong’s products generated approximately $43,138,000 and $13,803,000 in 2009 and 2008, respectively.  Revenue generated by Tianlong’s products are included in the ointment, spray and other product categories.  Peng Lai’s products generated approximately $11,188,000 and $2,164,000 in 2009 and 2008, respectively.  Revenue generated by Peng Lai’s products are included in the other product category.

Out of the 91 products the Company commercialized in fiscal year 2009, 10 products accounted for approximately 68% of the total revenue.  Out of the 97 products the Company commercialized in fiscal year 2008, 10 products accounted for approximately 72% of total revenue.

Year over year – 2008 to 2007

During the fiscal year ended December 31, 2008, the Company acquired Tianlong  (April 2008), Haina (April 2008) and Peng Lai (September 2008).  The Company’s increase in revenues in 2008 as compared to 2007 was due to a combination of these business acquisitions, as well as the Company’s internal growth driven by increases in the revenues of TDR and First.

The Company’s internal growth was driven by increases in the revenues of TDR, which increased from approximately $33,326,000 in 2007 to approximately $60,078,000 in 2008 and First, which increased from approximately $2,994,000 in 2007 to approximately $8,781,000 in 2008.  These increases were partially offset by a decrease in the Company’s contract sales of approximately $7,358,000, or 57%, from approximately $12,998,000 in fiscal 2007 to approximately $5,640,000 in fiscal 2008, due primarily to our discontinuance of contract sales of Tianlong products following the acquisition of Tianlong as of April 3, 2008.

In 2008, before TDR acquired Tianlong, the majority of the Company’s contract sales consisted of products purchased from Tianlong.  In 2008, TDR began to discontinue contract sales, and in 2009, TDR discontinued contract sales as part of its strategic goals and, in 2009 TDR discontinued contact sales. Revenues derived from the sale of a Tianlong product of approximately $4,805,000 and approximately $1,477,000 for 2007 and 2008 respectively, have been reallocated to each of the appropriate product categories to present a more appropriate measure of our revenues by product line.

Following the Tianlong acquisition, the Company was able to fully integrate Tianlong’s products into its marketing and distribution channels and increase overall sales.  As a result, the Company derived an aggregate of approximately $13,803,000 from the sale of Tianlong’s products for the remainder of 2008, in addition to approximately $1,447,000 of contract sales of Tianlong’s products from January 1, 2008 through the Tianlong acquisition.

Prior to the Company’s acquisition of Peng Lai, as of September 5, 2008, Peng Lai had nominal production and operations.  Following the acquisition, Peng Lai contributed revenue of approximately $2,164,000 to the Company’s total revenue in 2008.

Haina did not have an established sales network and was acquired only for its GSP license.

6.	Concentrations of Business and Credit Risk

Substantially all of the Company's long-lived assets and business operations are located in the PRC.

The Company maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. As of December 31, 2009 the Company held approximately $1,960,000 of cash balances within the U.S. and all of the deposits were within  the FDIC insurance limits. At December 31, 2009, the Company had approximately $50,796,000 in China bank deposits, which is not insured..

A significant amount of the Company’s sales are concentrated in China. Accordingly, the Company is susceptible to fluctuations in its business caused by adverse economic conditions in China. Difficult economic conditions in other geographic areas into which the Company may expand may also adversely affect its business, operations and finances.

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information.

The Company is self-insured for all risks and carries no liability or property insurance coverage of any kind. The Company does not set aside any reserves for product liability risks or other potential claims. The Company’s policy is to record losses associated with its lack of insurance coverage at such time as a realized loss is incurred. Historically, the Company has not had any material losses in connection with its lack of insurance coverage and was not party to any material pending legal proceedings as of December 31, 2009. Management’s intention is to use the Company’s working capital to fund any such losses incurred due to the Company’s exposure to inadequate insurance coverage.

Payments of dividends may be subject to some restrictions due to the Company’s operating subsidiaries all being located in the PRC.

Major Customers

For the year ended December 31, 2009, Harbin Shiji Baolong Medicine Company and Shanxi Xintai Medicine Company accounted for approximately 16% and 11% respectively of total revenues. For the year ended December 31, 2009, Harbin Bao Da Medicine Company and Harbin Shiji Baolong Medicine Company accounted for approximately 16% and 14% respectively of all accounts receivable. For the year ended December 31, 2008, Shanxi Xintai and Harbin Shiji Baolong accounted for 15% and 12% respectively of total revenues. Harbin Shiji Baolong and Shanxi Xintai accounted for approximately 29% and 11% respectively of all accounts receivable. For the year ended December 31, 2007, Ning BoYue Hua Trading Company and Guang Zhou Xing He Trading Company accounted for approximately 14% and 11% of total revenues, respectively. Hua Li Jiu Zhou Company accounted for approximately 11% of all accounts receivable. No other customers accounted for 10% or more of our total revenues or accounts receivable in 2009 and 2008.

Major Suppliers

Harbin Zhong Jia Medicine Company and Heilongjiang Kangda Medicine Company accounted for approximately 16% and 42% of the Company’s total inventory purchases for the year ended December 31, 2009. Heilongjiang Kangda Medicine Company accounted for approximately 33% of the Company’s total inventory purchases for the year ended December 31, 2008. Harbin Yong Heng accounted for 23% of the Company’s total inventory purchases for the year ended December 31, 2007. No other suppliers accounted for 10% or more of our total inventory purchases in 2009, 2008, and 2007.

7.	Earnings per Share

We have applied SFAS No. 128, “Earnings Per Share” in our calculation and presentation of earnings per share - “basic” and “diluted”. Basic earnings per share are computed by dividing net earnings  available to common shareholders (the numerator) by the weighted average number of common shares (the denominator) for the period presented. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Stock warrants to purchase 750,000 shares of common stock were outstanding and exercisable as of December 31, 2009. Stock warrants and options to purchase 1,151,000 shares of common stock, all were exercisable and outstanding during the year ended December 31, 2008. These common stock equivalents were included in the computation of diluted earnings per share because the option exercise prices were less than the average market price of our common stock during these periods. As of December 31, 2008, there were 12,500 options with exercise price of $3.65 outstanding and remained unvested, These options were all cashless exercised during the fiscal year of 2009.  Stock warrants and options to purchase 1,617,483 shares of common stock were all exercisable and outstanding during the year ended December 31, 2007.

The dilutive potential common shares on warrants and options is calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at the average market price of the common stock during the relevant period. The amount of shares remaining after the proceeds are exhausted represent s the potential dilutive effect of the securities.

The following table sets forth our computation of basic and diluted net income per share for the years ended December 31, 2009, 2008 and 2007:

	$ in thousands, except share and per share data
	For the year ended December 31,
	2009
	(restated)	2008	2007
Numerator:
Net income used in calculation of basic and diluted earnings per share	$30,980	$28,857	$15,333

Denominator:
Weighted-average common shares outstanding used in calculation of basic earnings per share	16,575,885	15,101,833	12,094,949
Effect of dilutive securities:
Warrants and Options	750,000	327,303	1,275,579
Weighted-average common shares used in calculation of diluted earnings per share	16,668,452	15,429,136	13,370,528

Net income per share:
Basic	$1.87	$1.91	$1.27
Diluted	$1.86	$1.87	$1.15

8.	Equity and Share-based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”), for options granted to employees and directors, using the modified prospective transition method, and therefore have not restated results from prior periods. Compensation cost for all stock-based compensation awards granted is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Under the fair value recognition provisions of SFAS No. 123R, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line prorated basis over the requisite service period of the award. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment (“SAB No. 107”), regarding the SEC’s guidance on SFAS No. 123R and the valuation of share-based payments for public companies. We have applied the provisions of SAB No. 107 in the adoption of SFAS No. 123R.

In July 2006, the Company’s stockholders approved the 2006 Stock Incentive Plan (the “2006 Plan”). The 2006 Plan, provides for the grant of stock options, restricted stock awards, and performance shares to qualified employees, officers, directors, consultants and other service providers. The 2006 Plan originally authorized the Company to grant options and/or rights to purchase up to an aggregate of 1,500,000 shares of common stock.  As of December 31, 2009, there have been a total of 198,202 common shares granted based on the 2006 Plan to Company employees and consultants. These 198,202 common shares are consisted as the following:

In 2006, non-qualified options to purchase a total of 113,500 shares were granted under the 2006 Stock Incentive Plan to certain company employees and consultants. All options had an exercise price of $3.65 per share. All these options were cashless exercised at various prices during 2009 in exchange for 85,295 common shares.

In 2007, a total of 30,000 common shares were granted to certain company employees at a fair value of $195,000.

In 2008, a total of 30,063 common shares were granted to certain company employees, consultants, and independent directors at a fair value of $316,000.

In 2009, a total of 52,844 common shares were granted to certain company employees, consultants, and independent directors. The fair value of these shares is determined to be approximately $1,242,000 based on the stock closing price at the date of the grant.

In 2009, we issued an aggregate of 355,239 shares of our common stock in connection with their exercise of outstanding warrants and stock options of ours, as follows:

•
In January 2009,  warrants to purchase an aggregate of  8,334 shares of our common stock, which we issued to “accredited” investors in connection with the private offering we completed in October 2006 (the “2006 Offering”), were cash exercised at a price of $3.50 per share, for an aggregate proceeds of $29,169.

•
In January and May 2009, warrants to purchase an aggregate of 300,000 shares of our common stock at $2.00 per share, which we issued to a consultant in consideration for services rendered in connection with the share exchange transaction we consummated in May 2006, were exercised on a cashless basis at various prices in exchange for  261,610 common shares.

•
In 2006, non-qualified options to purchase a total of 113,500 shares were granted under the 2006 Stock Incentive Plan to certain Company employees and consultants. All options had an exercise price of $3.65 per share. All these options were cashless exercised in various prices during 2009 in exchange for  85,295 common shares.

9.	Securities Purchase Agreement and Related Transaction

On January 31, 2008 (the “Closing Date”), the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), for the purchase and sale of units consisting of an aggregate of: (i) 2,500,000 shares of the Company’s common stock, and (ii) Class A Warrants to purchase 750,000 additional shares of the Company’s common stock exercisable at $12.50 per share, and expiring on July 31, 2011 (the “Class A Warrants”), for a purchase price of $10.00 per unit (the “Unit Purchase Price”), or gross offering proceeds of $25.0 million (the “2008 Offering”).  The Company received net proceeds of approximately $23.5 million in connection with the 2008 Offering.

Pursuant to the Purchase Agreement, among other things, if, and whenever, within twelve (12) months of the Closing Date, the Company issued or sold, or was deemed to have issued or sold, any shares of common stock, or securities convertible into or exercisable for shares of common stock, or modified any of the foregoing which may be outstanding (with the exception of certain excluded securities), to any person or entity at a price per share, or conversion or exercise price per share less than the Unit Purchase Price, then the Company would have been required to issue, for each such occasion, additional shares of its common stock to the Investors in such number so that the average per share purchase price of the shares of common stock purchased by the Investors in the 2008 Offering would have automatically been reduced to such other lower price per share.  This right expired on January 31, 2009, without an adjustment to the purchase price of the shares of common stock purchased by the Investors.

In addition, as of the Closing Date, the Company entered into a Make Good Agreement (the “Make Good Agreement”) with Liu Yan-Qing, its Chairman, Chief Executive Officer and President, and a principal shareholder of the Company, (the “Principal Shareholder”) and the Investors (collectively, the “Make Good Parties”), pursuant to which the Principal Shareholder deposited 3,000,000 shares of his common stock of the Company (the “Escrow Shares”) into escrow, to be released to the Investors in an amount pro rata pro to their initial investments in the 2008 Offering, in the event the Company failed to attain earnings per share, as adjusted, of at least (i) $1.05 per share for the fiscal year ending December 31, 2007 (based on an aggregate of 13,907,696 shares outstanding), and/or (ii) $1.63 per share for the fiscal year ending December 31, 2008 (based on 16,907,696 shares outstanding).

In connection with the 2008 Offering, the Company and the Investors entered into a Put Agreement whereby the Investors were granted the right, but not the obligation, to require the Company to repurchase certain common shares issued under the Purchase Agreement at $10.00 per share (the Unit Purchase Price).  The Investors could only exercise their Put Right in the event that either:

1.	the Adjusted EPS of the Company for the fiscal year ending December 31, 2007 was less than $0.80 per share, as set forth in the fiscal year 2007 financial statements; or

2.	the Company’s accounts receivable exceeded $12.0 million at December 31, 2007, as set forth in the fiscal year 2007 financial statements.

As of the Closing Date, based on preliminary financial results, at December 31, 2008, the Company determined that the events triggering the Investors’ put right would not occur and the put right would expire unexercised on January 31, 2009.  Based upon these preliminary results, the Company determined that the value of the put obligation was deemed to be immaterial and did not record it as a liability. Both of the targets were met upon the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 on March 25, 2009, and the Investors’ rights under the Put Agreement terminated unexercised.

The Company deemed the Escrow Shares arrangement as analogous to the issuance of a fixed number of warrants in an equity transaction. Under the Make Good Agreement these Escrow Shares would have been  reallocated on a pro rata basis to the Investors only if certain earnings targets were not achieved in years 2007 and 2008. If the earnings targets were met, the Escrow Shares would automatically have been released to the Principal Shareholder. As of January 31, 2008, the date the common shares were placed into escrow, the Company achieved the 2007 earnings target and, based upon internal forecasts, was confident the 2008 target would also be met. Based upon certain assumptions, including the low probability that the Escrow Shares would be released to the Investors and not be returned to the Principal Shareholder, the Company considered the fair value of the right held by the Investors through the Escrow Shares provision under the Make Good Agreement to be immaterial. As of December 31, 2008, the Company satisfied the earnings per common share targets for each of fiscal 2007 and 2008 as defined under the Make Good Agreement and, as such, the Escrow Shares were released to the Principal Shareholder in 2009.

The Class A Warrants represent the right to purchase an aggregate of 750,000 shares of common stock, at an exercise price of $12.50 per share. Additional information relating to these Class A Warrants is provided in Note 10.

10.	Outstanding Warrants and Options

	Shares Underlying Warrants	Weighted average Exercise Price Warrants	Shares underlying Options	Weighted average Exercise Price Options
Outstanding as of December 31, 2008	1,050,000	$9.50	113,500	$3.65
Exercised (See Note 7)	(300,000)	(50,000)	(113,500)	(113,500)
Outstanding as of December 31, 2009	750,000	$12.50	-	-

The following table summarizes information about stock warrants outstanding and exercisable as of December 31, 2009.

Exercise Price	Outstanding December 31, 2009	Weighted Average Remaining Life in Years	Number exercisable

$12.50	750,000	3.0	750,000
	750,000		750,000

The Class A Warrants represented the right to purchase an aggregate of 750,000 shares of Common Stock of the Company granted with the Securities Purchase Agreement, at an exercise price of $12.50 per share, all were exercisable as of December 31, 2009, and have the following additional characteristics:

The Class A Warrants issued in our January 2008 Offering described in Note 9 above, represent the right to purchase an aggregate of 750,000 shares of common stock, at an exercise price of $12.50 per share, and have the following additional characteristics:

•	The Class A Warrants became exercisable beginning on the six-month anniversary of the closing of the January 2008 Offering and will expire July 31, 2011.

•
Commencing on one-year anniversary of the Closing Date, in the event the Warrant Shares may not be freely sold by the holders of the Class A Warrants due to the Company’s failure to satisfy its registration requirements, and an exemption for such sale is not otherwise available to the Warrant-holders under Rule 144, the Class A Warrants will be exercisable on a cashless basis.

•
The Exercise Price and number of Warrant Shares are subject to adjustment for standard dilutive events, such as dividends or distributions on the Company’s common stock paid in shares of common stock, reclassifications or reorganizations of the common stock, distributions of indebtedness or assets (other than cash) to all holders of the common stock, a merger or consolidation with another corporation in which the Company is not the survivor, or sale, transfer or other distribution of all or substantially all of the Company’s assets to another corporation to prevent dilution to the holders of the Class A Warrants as a result of such event.  The Exercise Price is also subject to adjustment on a weighted-average basis for issuance of common stock, or securities convertible into or exercisable for shares of common stock, at a price per share, or conversion or exercise price per share less than the Class A Warrant exercise price of $12.50 per share.  Upon any adjustment to the Exercise Price for a standard anti-dilution adjustment (other than in the case of a dividend or distribution of indebtedness or assets (other than cash)), or for a below exercise price issuance, the number of Warrant Shares is adjusted to a number of shares obtained by multiplying the number of Warrant Shares immediately prior to such adjustment by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price in effect immediately after such adjustment.  On the Closing Date, the Company’s management assessed the Class A Warrants and concluded the Class A Warrants were indexed to the Company’s own stock and as such equity classification was proper pursuant to the scope exception in ASC 815-10-15-74 (formerly paragraph 11(a) of SFAS 133).  There was no issuance of securities during 2009 which would have resulted in an adjustment to the Exercise Price or number of Warrant Shares.

In June 2008, the Emerging Issues Task Force issued EITF Consensus 07-05 (“Issue 07-05) “Determining Whether an Instrument (for Embedded Feature) is Indexed to an Entity’s Own Stock”.  Under Issue 07-05, instruments which contain certain anti-dilution provisions will no longer be considered indexed to a company’s own stock for purposes of determining whether it meets the first part of the scope exception in paragraph 11(a) of SFAS 133.  Issue 07-05 provides new guidance for determining whether equity instruments are indexed to a company’s own stock, and as a result, whether those contracts should be marked-to-market.  Issue 07-05 contains 20 examples illustrating its application.  In particular, Example 8 addresses an exercise price reset feature that is common in many arrangements.  Example 8, concludes that because of the reset feature, the Class A Warrants will no longer be considered indexed to a company’s own stock for purposes of determining whether it meets the first part of the scope exception in paragraph 11(a) of SFAS 133.  The adoption of Issue 07-05 required the Company to (1) evaluate the Class A Warrants contingent exercise provisions and (2) evaluate the instrument’s settlement provisions.  The Company determined that the Class A Warrants are akin to Example 8 of EITF 07-05 and not Example 16 of EITF 07-05, as the weighted-average anti-dilution provision is designed to protect the holder from issuances below the exercise price (rather than below market price issuances.)  At December 31, 2009, the Company recorded an expense of $4,807,000 representing the change in the fair value of the derivative warrant liability between January 1, 2009, the effective date of ASC 815-40, and December 31, 2009, and a related derivative liability of  $11,435,000 and cumulative effect adjustments of $4,188,000 and $2,440,000 to additional paid-in-capital and retained earnings, respectively, resulting from the adoption of ASC 815-40.

The Company’s significant assumptions to calculate the derivative liability at December 31, 2009 included (i) life of warrants of 3.7 years (the remaining exercise period of the Class A Warrants, which is extended beyond its original term due to the term due to the terms of the registration rights agreement as described below); (ii) expected volatility of 60%; (iii) a risk free interest rate of 2.72% and a (iv) a risk-neutral  probability that the stock price will be below $12.50 at warrant expiration of 12%.

•
At anytime following the date a Registration Statement covering the Warrant Shares is declared effective, we will have the ability to call the Class A Warrants at a price of $0.01 per Class A Warrant, upon thirty (30) days prior written notice to the holders of the Class A Warrants, provided (i) the closing price of the Common stock exceeded $18.75 for each of the ten (10) consecutive trading days immediately preceding the date that the call notice is given by the Company, and (ii) the Company has attained an Adjusted EPS of at least $1.75 per share for the fiscal year ending December 31, 2008, as set forth in our audited financial statements of the Company.

•
If, among other things, we fail to cause a Registration Statement covering the Warrant Shares to be declared effective prior to the applicable dates set forth in the Registration Rights Agreement, the expiration date of the Class A Warrants shall be extended one day for each day beyond the Effectiveness Deadlines.  The registration rights do not require a cash settlement and the Class A Warrants can be settled in unregistered shares.  Therefore, paragraphs 14-18 of EITF 00-19 do not apply to the registration rights associated with the Class A Warrants.  As a result, no liability accounting is required.

•
If a Warrant-holder exercises its Put Right under the Put Agreement (as previously defined above), such Warrant-holder’s right to exercise the Class A Warrants shall be suspended, pending the satisfaction of our obligations to pay the Warrant-holder the applicable Repurchase Price. Upon receipt of the Repurchase Price in full by the Warrant-holder, the Warrant-holder’s right to exercise the Class A Warrants shall automatically and permanently terminate and expire, and the Class A Warrants shall be immediately cancelled on the books of the Company.

11.	Inventories

The Company values its inventories at the lower of cost and market method. Inventories are accounted for using the first-in, first-out method. Inventories include packing materials, raw materials, supplemental materials, work-in-process, and finished products.

As of December 31, 2009 and 2008, inventories consist of the following:

	$ in thousands
	December 31, 2009	December 31, 2008
Raw Material	$1,192	$330
Work-in-Process	578	76
Finished Products	642	56
Total Inventories	$2,413	$462

The increase in our inventory level at December 31, 2009 versus December 31, 2008 is principally due to the 42% increase in our 2009 revenue compared to 2008. The increased inventory level at December 31, 2009 is deemed sufficient to support our estimated sales in the near term of 2010.

Historically, our inventory is at its lowest levels at the end of each calendar year and in the first fiscal quarter. We draw down our inventory levels in December of each year for two main reasons. First, our customers want to receive goods prior to the holiday season.  In addition, the first calendar quarter is traditionally our slowest sales period. Since a lower volume of sales activity normally occurs during the first quarter of each calendar year, we believe it is prudent to avoid incurring unnecessary inventory carrying costs. At the appropriate time toward the end of the first calendar quarter of each fiscal year, we begin to ramp up its inventory levels to prepare for increased demand during the coming stronger selling periods.

Historically, we signed agreements with suppliers that allowed us to hold extra raw materials at the cost of the suppliers. As a result, we could minimize our own inventory carrying costs, and improve our cash management, by keeping the inventory at the minimum level required to support the short-term sales. However, due to price increases of raw materials, in addition to overhead costs for storing such raw materials, the Company started to increase the inventory levels at our own cost at the end of year 2009.

12.	Property and Equipment, net

As of December 31, 2009 and 2008, Property and Equipment, net consist of the following:

	$ in thousands
	December 31,	December 31,
	2009	2008
Buildings and improvements	$10,570	$9,962
Machinery and equipment	5,868	4,946
Transportation equipment	955	886
Furniture and equipment	325	299
Total Property and Equipment	17,718	16,093
Less: Accumulated Depreciation	(2,227)	(1,297)
Property and Equipment, Net	$15,491	$14,796

For the years ended December 31, 2009, 2008 and 2007, annual depreciation expense totaled $926,000, $584,000 and $187,000, respectively.

Depreciation expense included with Cost of Goods Sold for 2009, 2008 and 2007, amounted to $491,000, $226,000, and $68,000, respectively.

13.	Intangible Assets, net

Intangible assets consists of proprietary technologies that we purchased during our normal course of business. The SFDA licenses for drug batch numbers and goodwill were acquired in connection with our business acquisitions of Tianlong and Peng Lai in 2008.

A breakdown of our intangible assets, net by subsidiaries as of December 31, 2009 is as follows:

	Intangible Assets as of December 31, 2009, net ($ in Thousands)
Item	TDR	Haina	Tianlong	First	Peng Lai	Total
Proprietary Technologies	$1,275	-	$5,034	$11,854	-	$18,163
SFDA licenses for drug batch numbers	-	-	$1,751	-	$4,441	$6,192
Goodwill	$406	$353	-	-	-	$759
Total	$1,681	$353	$6,785	$11,854	$4,441	$25,114

Historically, we included our proprietary technologies and SFDA licenses for drug batch numbers under the category of patents.  We now believe it is more accurate to categorize such IP in separate categories.

As of December 31, 2009, the weighted average amortization period for our proprietary technologies and SFDA licenses for drug batch numbers is approximately 8 years.

A breakdown of our intangible assets, net by subsidiaries as of December 31, 2008 is as follows:

	Intangible Assets as of December 31, 2008, net ($ in thousands)
Item	TDR	Haina	Tianlong	First	Peng Lai	Total
Proprietary Technologies	$1,471	-	-	$6,739	-	$8,210
SFDA licenses for drug batch numbers	-	-	$1,947	-	$4,936	$6,883
Goodwill	$406	$353	-	-	-	$759
Total	$1,877	$353	$1,947	$6,739	$4,936	$15,852

The increase in intangible assets of approximately $9.3 million in 2009 compared to 2008 is primarily due to our acquisitions of proprietary technologies by Tianlong and First during the fourth quarter of 2009. These proprietary technologies include Antroquinonol for the treatment of lung and liver cancers and Small RNA diagnosing technology used for detecting heart diseases in its early stage.

Amortization expense of our intangible assets with finite lives for each of the years ended December 31, 2009, 2008 and 2007 was approximately $1,821,000, $274,000 and $256,000 respectively. Future amortization for the next five years and thereafter is as follows:

Years Ended December 31,	$ in thousands
2010	$2,717
2011	$2,717
2012	$2,717
2013	$2,715
2014	$2,715
Thereafter	$10,773
$24,355

14.	Taxes Payable

Taxes payable for the years ended December 31, 2009, 2008, and 2007 consists of the following:

	December 31,
	($ in thousands)
	2009	2008	2007
Value Added Tax, net	$1,291	$1,179	$612
Enterprise Income Tax	2,452	2,107	941
City Tax	43	32	5
Other Taxes and additions	86	45	9
Total Taxes Payable	$3,873	$3,363	$1,567

15.	Income Taxes

Under the Provisional Regulations of PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income. Preferential tax treatment may, however, be granted pursuant to any law or regulations from time to time promulgated by the State Council.

According to “Enterprise Income Tax and Certain Preferential Policies Notice” published by the Ministry of Finance and the National Tax Affairs Bureau, if the enterprise is authorized by the State Council as a special entity, the enterprise income tax rate is reduced to 15%. The following table sets forth the statutory income tax rate for TDR and its subsidiaries for the years ended December 31, 2009, 2008 and 2007:

	As of December 31,
Income Tax Rate	2009	2008	2007
TDR	15%	15%	15%
First	15%	25%	25%
Tianlong	15%	12%	-
Haina	25%	25%	-
Peng Lai	2% of Revenue *	25%	-

*
Reflects a 25% Tax rate on 8% of Peng Lai’s revenue, regardless of its taxable income. As authorized by Peng Lai Municipal Tax Bureau, Peng Lai was not required to pay tax on the remaining 92% of revenue regardless of its taxable income.

All the favorable tax rates for TDR, First, Tianlong and Peng Lai will expire by the end of fiscal year 2010. We are going to seek renewal of these favorable tax rates in fiscal 2010.

The Company’s effective tax rate was approximately 25.3% in fiscal 2009. If the Company’s effective tax rate was 25% in 2009, its net income will be $31,112,000, basic and diluted earnings per share would be $1.88 and $1.87, respectively.

The Company’s effective tax rate was approximately 20.8% in fiscal 2008. If the Company’s effective tax rate was 25% in 2008, its net income will be $27,355,000, basic and diluted earnings per share would be $1.81 and $1.77, respectively.

The Company’s effective tax rate was approximately 17.6% in fiscal 2007. If the Company’s effective tax rate was 25% in 2007, its net income will be $13,989,000, basic and diluted earnings per share would be $1.16 and $1.05, respectively.

We recorded a full valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase earnings in the period such determination is made.

Pursuant to Sections 382 and 383 of the Internal Revenue Code (“IRC”), annual use of the Company’s net operating losses and tax credit carryforwards may be limited because of cumulative changes in ownership of more than 50% that have occurred. Net operating loss (“NOL”) carryforwards only apply to the Company’s U.S. holding companies because they incurred certain general and administrative expenses  without generating any revenue and, therefore, suffered a loss. In fiscal 2009, the Company’s U.S. holding companies expenses also include an unrealized loss of approximately $4.8 attributable to the change in fair value of its derivative warrant liability.

The Company has established a full valuation allowance for the NOL carryforwards incurred by the U.S. holding companies. Provision for the PRC enterprise income tax is calculated at the prevailing rate based on the estimated assessable profits less available tax relief for losses brought forward. The Company does not accrue taxes on unremitted earnings from foreign operations as it is the Company’s intention to invest these earnings in the foreign operations indefinitely.

As of December 31, 2009, the Company has U.S. NOL’s carryforwards of approximately $10.0 million which will begin to expire in 2029. Accordingly, as mentioned above, any deferred tax asset that would result from these NOL’s carryforwards have been fully reserved as of December 31, 2009.

A reconciliation of the statutory income tax provision to the Company’s income tax provision for each of the years ended December 31, 2009 (restated), 2008 and 2007 is as follows:

	($ in thousands – restated)
	Year Ended December 31, 2009
	China	U.S.	Total
Income (loss) before income taxes	$48,300	$(6,800)	$41,500
Statutory tax rate	25%	34%	23.6%
Expected statutory income tax expense (benefit)	$12,100	$(2,300)	$9,800
Change in valuation allowance	-	2,300	2,300
Tax rate changes – Special Entity	(1,600)	-	(1,600)
Income tax expense	$10,500	$-	$10,500
Effective tax rate	21.7	-	25.3%

	($ in thousands)
	Year Ended December 31, 2008
	China	U.S.	Total
Income (loss) before income taxes	$37,900	$(1,400)	$36,500
Statutory tax rate	25%	34%	24.7%
Expected statutory income tax expense (benefit)	$9,500	$(500)	$9,000
Change in valuation allowance	-	500	500
Tax rate changes –Special Entity	(1,900)	-	(1,900)
Income tax expense	$7,600	$-	$7,600
Effective tax rate	20.1%	-	20.8%

	($ in thousands)
	Year Ended December 31, 2007
	China	U.S.	Total
Income (loss) before income taxes	$19,200	$(500)	$18,700
Statutory tax rate	25%	34%	23.6%
Expected statutory income tax expense (benefit)	$4, 800	$(200)	$4,600
Change in valuation allowance	-	200	200
Tax rate changes – Special Entity	(1,500)	-	(1,500)
Income tax expense	$3,300	$-	$3,300
Effective tax rate	17.2%	-	17.6%

 Net deferred tax assets; relate solely to the U.S. holding companies, consist of the following components as of December 31:

	($ in thousands)
	2009	2008
	(restated)
Deferred tax assets:
NOL carryforwards	$1,200	$900
Share-based compensation	500	100
Unrealized change in fair value of derivative warrant liability	1,600	-
Total	3,300	1,000
Less valuation allowance	(3,300)	(1,000)
Net deferred tax asset	$-	$-

The Company recognizes that virtually all tax positions in the PRC are not free of uncertainty due to tax law and policy changes by the government. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based upon all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of December 31, 2009, is not material to the results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of December 31, 2009, if recognized would not have a material effect on its effective income tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial position or cash flows.

The Company’s corporate tax returns are subject to examination in both China and the U.S. for the years 2006 through 2009.

16.	Land Use Rights and Construction in Progress

The Company considers the fact that, in the PRC, there is no land ownership but rather the land use right and it is more appropriate to allocate land use rights under a separate category and amortize land use rights based on 50 years of the land use rights, or the term of the lease. The land use rights are approximately $4,586,000 and $1,945,000 for the years ended December 31, 2009 and 2008, respectively.

During the second quarter in 2007 TDR entered into an agreement with the Development and Construction Administration Committee of Harbin Song Bei New Development district to purchase the land use rights for 50 years for the development of a new biotech engineering project. We spent approximately $9.9 million, $730,000, and $2.1 million in the years of 2009, 2008, and 2007 respectively for this construction in progress.  The Company moved into its new facilities in January 2010 and anticipates the final stage of construction will be completed during the third quarter of 2010 at an additional cost of approximately $3.0 million.

17.	Commitments and Contingencies

The formulation, manufacturing, processing, packaging, labeling, advertising, distribution and sale of external use Chinese medicine such as those sold by the Company are subject to regulations by one or more federal agencies. The principal federal agencies include the State Food and Drug Administration of the Government of the Peoples Republic of China, the Food and Drug Administration (the “FDA”), Heilongjiang Provincial Food and Drug Administration of the People's Republic of China (“PFDA”), National Biology Products Inspection Institute (“NBPI”) and the National Food and Drug Administration (“NFDA”) of the People's Republic of China and, to a lesser extent, the Consumer Product Safety Commission. These activities are also regulated by various governmental agencies for the countries, states and localities in which the Company’s products are sold.

Although management believes that the Company is in material compliance with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company’s compliance with the applicable statutes, laws, rules and regulations will not be challenged by governing authorities or private parties, or that such challenges will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

The Company, like any other distributor or manufacturer of products is exposed to the inherent risk of product liability claims in the events of possible injuries caused by the use of its products. The Company does not have liability insurance with respect to product liability claims; the insurance environment of China is neither sufficient nor mature. Inadequate insurance or lack of contractual indemnification from parties supplying raw materials or marketing its products, and product liabilities related to defective products could have a material adverse effect on the consolidated financial statements of the Company.

The Company is not involved in any legal matters arising in the normal course of business. While incapable of estimation, in the opinion of the management, the individual regulatory and legal matters in which the Company might be involved in the future are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

18.	Quarterly Results (Unaudited)

The following table presents the Company’s selected unaudited quarterly operating results for the eight quarters ended December 31, 2009. The Company believes that all adjustments of a normal recurring natural have been made to present fairly the related quarterly results:

	$ in thousands, except per share data
Year 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Total
				(restated)		(restated)
Revenues	$24,834	$32,182	$43,227	$29,850		$130,092
Gross profit	$18,793	$24,429	$32,330	$22,870		$98,422
Income from operations	$9,051	$12,082	$16,030	$9,088		$46,251
Net income	$7,243	$9,457	$12,459	$1,821	*	$30,980
Basic EPS	$0.44	$0.57	$0.75	$0.11		$1.87
Diluted EPS	$0.43	$0.57	$0.74	$0.11		$1.86

*  Includes a charge of $4,807 relating to the gain in fair value of a derivative warrant liability relating to the Class A Warrants.

	$ in thousands, except per share data
Year 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$12,413	$23,749	$29,699	$25,955	$91,816
Gross profit	$9,553	$18,226	$22,333	$19,300	$69,413
Income from operations	$4,850	$10,128	$11,751	$8,931	$35,659
Net income	$3,865	$8,111	$9,943	$6,938	$28,857
Basic EPS	$0.26	$0.54	$0.66	$0.45	$1.91
Diluted EPS	$0.25	$0.53	$0.64	$0.45	$1.87

Item 9.  Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.  Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009.  The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act are accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as described above.  Based on this evaluation, our management, including our chief executive officer and chief financial officer, concluded that as of December 31, 2009, our disclosure controls and procedures were effective at the reasonable assurance level.

We received comments from the SEC, which led our management to determine on May 7, 2010, that a restatement was required for our financial statements in our Annual Report for the year ended December 31, 2009 due to incorrect conclusions regarding the application of ASC 815-40, “Derivative and Hedging – Contracts in an Entity’s own Equity” to the Company’s 2008 private placement.

As a result of this restatement, our management re-evaluated our disclosure controls and procedures as of December 31, 2009.  We had the correct information regarding the terms of the 2008 private placement and the Class A Warrants issued in connection with the 2008 private placement and believed that we had effective disclosure controls and procedures as of December 31, 2009, although we came to the wrong conclusion regarding the application of ASC 815-40 with respect to the 2008 private placement and were required to restate our financial statements as and for the year ended December 31, 2009 related to complex non-routine transactions.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of a company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of a company are being made only in accordance with authorizations of management and directors of a company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.  All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

We received comments from the SEC, which led our management to determine on May 7, 2010, that a restatement was required for our financial statements in our Annual Report for the year ended December 31, 2009 due to incorrect conclusions regarding the application of ASC 815-40, “Derivative and Hedging – Contracts in an Entity’s own Equity” to the Company’s 2008 private placement.

As a result of this restatement, our management re-evaluated our internal control over financial reporting as of December 31, 2009.  We had the correct information regarding the terms of the 2008 private placement and the Class A Warrants issued in connection with the 2008 private placement and believed that we had effective internal control over financial reporting as of December 31, 2009, although we came to the wrong conclusion regarding the application of ASC 815-40 with respect to the 2008 private placement and were required to restate our financial statements as and for the year ended December 31, 2009 related to complex non-routine transactions.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by MSPC Certified Public Accountants and Advisors, an independent registered public accounting firm, as stated in their attestation report, which is included as apart of our 2009 Financial Statements filed as Item 8 of this report.

Changes in Internal Control Over Financial Report

During our fourth fiscal quarter, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B.  Other Information.

Except as set forth below, there was no information we were required to disclose in a report on Form 8-K during the fourth quarter of our fiscal year ended December 31, 2009, or subsequent period through the date hereof, which was not so reported

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers during the fiscal year ended December 31, 2009, and the subsequent period through the date hereof:

Name	Age	Position
Liu Yan-qing	46	Chief Executive Officer, President and Chairman of the Board of Directors
Han Xiao-yan	43	Vice Chairman and Director
Stanley Hao	39	Chief Financial Officer, Secretary and Director
Song Chun-fang	70	Director
William Wei Lee	55	Director
Zhao Jie	47	Director
Qian Xu-feng	42	Director

The following information reflects the business background and experience of each director and executive officer:

Liu Yan-qing has been our Chairman, Chief Executive Officer and President since May 2006, a Director of TDR since September 2000, and General Manager of First since April 2003.  Mr. Liu graduated from Prophylactic Department of Harbin Medicine University, where he obtained his bachelor’s degree.  In 2005, he studied at Tsing Hua University and earned an Executive Masters of Business.

Han Xiao-yan has been our Vice Chairman and Director since May 2006, a General Manager of TDR since September 2004, and Vice Director of First since April 2003.  She also serves as our senior marketing manager and administrative manager.  Ms. Han received a master of business administration at Harbin Industrial University.

Stanley Hao has been employed by us in various capacities since June 2008 and as Chief Financial Officer, Secretary and a Director since November 2008.  From January 2006 through June 2008, Mr. Hao served as President’s Assistant and Financial Officer for Sumitomo Group Canadian Branch, an integrated trading company.  Prior to this, commencing in September 2004, Mr. Hao served as Marketing Executive and Canadian Market Analyst for MGM Mirage, an entertainment company which owns and operates casino properties.  From September 1997 through the time he joined MGM Mirage, he was Chief Executive Officer of SunnyZone Consulting Co. Ltd., a financial consulting company he co-founded.  Mr. Hao holds a Bachelor’s degrees in Economics and Arts from Beijing Union University and an MBA from the University of Phoenix.

Song Chun-fang joined our board of directors on February 22, 2008.  From 1964 to the present, Mr. Song has been employed by the First Clinical College of Harbin Medical University in Heilongjiang, China, where he has served as the Director of the Surgery Research Room and the Director of graduate students of the Surgery Department since 1996.  From 1998 to the present, he has been the acting Director of the Heilongjiang Professional Surgery Committee, the Commissary of the Degree Commission of China, the Director of the Key Laboratory of Cell Transplantation of the Ministry of Public Health of China, the Vice-Chairman of the Heilongjiang Medicine Association, the Vice-Chairman of the Heilongjiang Physician Association, and the Director of Heilongjiang (Special) Medical Treatment Application Administration Committee.   Mr. Song received a Bachelor’s Degree in Medical Treatment from Harbin Medical University in 1964.

William Wei Lee joined our board of directors on August 4, 2009.  He has been a Managing Director with Transworld Capital Group, a U.S. investment service firm specializing in cross-border M&A and fund raising between U.S. and China, since January 2007, with a break between April 2008 and November 2008, when he served as Chief Operating Officer (on loan) for Legend Media Corporation, a U.S.-listed company specializing in radio advertising in China.  From April 2004 through December 2006, he served as Director of Strategic Development at TNT N.V., an Amsterdam-based provider of postal and logistics services, where he was responsible for M&A and China business strategy.  Prior to this, between June 2003 and March 2004, he was a Project Manager at Roland Berger Strategy Consultants Ltd.  Mr. Lee earned a Master’s degree in Political Science from North Illinois University in 1989 and a Ph.D. in Political Science from Massachusetts Institute of Technology in 1994, where he completed MBA course work at Sloan School.  He completed post-doctoral studies at the Fairbank Center for East Asia Studies, Harvard University, in 1995.

Zhao Jie joined our board of directors on February 22, 2008.  From 1999 to the present, Mr. Zhao has served as the Tissue Specialist of the Replant Department of Capital Health Transplant Services in Alberta, Canada, responsible for various aspects of tissue transplantation, including determining donee acceptability, processing and preserving tissue, performing surgical procedures, and quality control.  In addition, he has written and published several books and articles regarding tissue transplantation.  Mr. Zhao has received awards from Capital Health for Quality and Safety (2006), Recognition of Excellence and Achievement (2002), and Teamwork (2002).  He received a Bachelor’s Degree in Medicine from Harbin Medical University in 1988.

Qian Xu-feng joined our board of directors on February 22, 2008.  From March 2005 to the present, Ms. Qian has been employed by Moody’s Investors Service.  From May 2007 to the present, she has been the Vice President and Senior Analyst, from May 2006 to May 2007, she was as the Assistant Vice President and Quantitative Analyst, and from March 2005 to April 2006, she was the Quantitative Analyst.  Prior to that, from June 2004 until February 2005, she was the Research Fellow of the Furman Center for Real Estate and Urban Policy of New York University, where she conducted empirical quantitative research in various aspects of commercial and residential properties.  From September 1990 to July 1996, Ms. Qian was an Assistant Professor of Economics at the Beijing Normal University.  She received a Ph.D. in Economics from Rutgers University in 2004, a Masters Degree in Economics from Rutgers University in 2001, a Masters Degree in Accounting from City University of New York in 1999, and a Bachelor’s Degree in Economics from Beijing Normal University in 1990.

Director Qualifications, Experience and Skills

All of our directors bring to our Board a wealth of executive leadership experience derived from their services as senior executives in the medical industry or knowledge specific consulting firms or operational businesses.  Each of our Board members has demonstrated strong business acumen and an ability to exercise sound judgment and has a reputation for integrity, honesty and adherence to ethical standards.  When considering whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Nominating and Governance Committee and the Board focused primarily on the information discussed in each of the director’s individual biographies set forth above and the specific individual qualifications, experience and skills as described below:

•
Liu Yan-qing has over 10 years of experience in drug marketing, research and development of new drugs and enterprise management in the PRC.  His experience in these areas has been instrumental in establishing our sales program and sales network covering the PRC, and provides us with invaluable insight into our customers’ needs and requirements.

•
Han Xiao-yan’s hygiene and medical media experience has been integral in developing and marketing TDR’s products and expanding its sales.  In addition, she has over 10 years of financial management experience.

•
Stanley Hao’s prior experiences as Financial Officer for Sumitomo Group Canadian Branch, Marketing Executive and Canadian Market Analyst for MGM Mirage, and Chief Executive Offer of SunnyZone Consulting Co. Ltd., a financial consulting company he co-founded, give him extensive knowledge of accounting, the capital markets, financial reporting and financial strategies.

•
Song Chun-fang has over four decades of experience working in high level positions in the medical departments in universities in China.  His background and experience provides us with key industry specific contacts and information.

•
William Wei Lee Lee’s experience in cross-border M&A, fund raising and business strategy between the U.S. and China, including with public companies, provides us with crucial understanding of relevant issues related to our listing on the Nasdaq Global Market.

•	Zhao Jie’s experience in the medical field, specifically in the area of tissue transplantation, provides us with valuable knowledge with respect to the needs of the medical industry.

•
Qian Xu-feng’s depth of knowledge in investor services and company analysis, and general expertise in economics, provides us with valuable understanding in these areas, which are vital to our business.

Significant Employees

Zhang Wen-chao has been our Director of Scientific and Technological Development since March 2005.  Mr. Zhang graduated with a PhD in biology pharmaceuticals from South China University of Technology in 1997.  He has been employed in various R&D roles since his graduation.  Mr. Zhang completed our gene recombination medicine independently and has been responsible for researching and developing various products that have been launched by us since 2005.

Family Relationships

There are no family relationships among our directors, executive officers, or persons nominated to become directors of executive officers.

Board of Directors

We have seven (7) members serving on our Board of Directors (the “Board”).  Each Board member is nominated for election at our annual meeting to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.

Board Committees

The Board has five standing committees: Audit Committee, Compensation Committee, Nominating and Governance Committee, Executive Committee and Finance Committee.  Each of these committees, other than the Executive Committee, operates under a written charter adopted by the Board.  Copies of these charters are available on our website at www.cski.com.cn.

Audit Committee

The Audit Committee is responsible for the annual engagement of a firm of independent accountants and reviews with the independent accountants the scope and results of audits, our internal accounting controls and audit practices and professional services rendered to us by our independent accountants. The Audit Committee also reviews and discusses with management and the board of directors, such matters as accounting policies, internal accounting controls and procedures for preparation of financial statements. The Audit Committee is required at all times to be composed exclusively of directors who, in the opinion of our board of directors, are free from any relationship that would interfere with the exercise of independent judgment as a committee member and who posses an understanding of financial statements and generally accepted accounting principles. The Audit Committee is comprised of solely independent directors, Messrs. William Wei Lee and Zhao Jie and Ms. Qian Xu-feng. Management believes, in good faith, that each of these members are considered “independent” under applicable Nasdaq rules, and that William Wei Lee qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee is responsible for (a) reviewing and recommending to the Board of Directors on matters relating to employee compensation and benefit plans, and (b) determining the compensation of the Chief Executive Officer and making recommendations to the Board with respect to the compensation of the executive officers of the Company, other than the Chief Executive Officer, and independent directors. In making a determination, the Compensation Committee and the Board give material consideration to China Sky’s results of operations, financial condition and competitive factors.  The compensation may include grants of options under our stock option plan to the named executive officers. Executive officers may recommend the amount or form of compensation for consideration by the Compensation Committee. The Compensation Committee may delegate authority to one or more subcommittees consisting of one or more of its members.  The Compensation Committee may also retain consultants to assist in the evaluation of directors’, the Chief Executive Officer’s or the executive officers’ compensation, however the Compensation Committee has not hired such consultants.  The Compensation Committee is comprised of  independent directors, Messrs. William Wei Lee and Song Chun-fang and Ms. Qian Xu-feng.

Nominating and Governance Committee

The Nominating and Governance Committee assists the Board of Directors in identifying qualified individuals to become board members, in determining the composition of the Board of Directors and in monitoring the process to assess Board effectiveness.  The Nominating and Governance Committee also selects director nominees for election at each annual meeting of stockholders.  The Nominating and Governance Committee of the Board of Directors comprised of independent directors Zhao Jie, Qian Xu-feng and Song Chun-fang.

Executive Committee

The Executive Committee may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, including, without limitation, the power to authorize or take actions relating to the issuance of securities of the Company, with certain exceptions.  The Executive Committee of the Board of Directors is comprised solely of independent directors. Song Chun-fang, Zhao Jie and William Wei Lee serve as members of the Executive Committee.

Finance Committee

The Finance Committee reviews the financial planning process, the financial structure and the investment outlook of the Company and its subsidiaries. Qian Xu-feng, William Wei Lee and Song Chun-fang, independent directors, serve as members of the Finance Committee.

Director Independence

Our Board is composed of seven (7) directors. As required under the Nasdaq Stock Market, or Nasdaq listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the listed company. Our Board consults with our counsel with respect to the Board’s applications of relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of our Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that none of Song Chun-fang, William Wei Lee, Zhao Jie and Qian Xu-feng has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors is an “independent director,” as defined under Rule 5605(a)(2) of the Nasdaq Stock Market, Inc. Marketplace Rules.

Indemnification

Under Chapter 78 of the Nevada Revised Statutes, we have broad powers to indemnify and insure our directors and officers against liabilities they may incur in their capacities as such. Article VII of our articles of incorporation provides, in part, that we must indemnify our directors and officers, and their respective heirs, administrators, successors and assigns against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement by reason of their being or having been directors of officers.  This indemnification is in addition to any rights to which those indemnified may be entitled under any law, by law, agreement, vote of shareholder or otherwise.

This indemnification provisions may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The indemnity provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.  We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Anti-Takeover Provisions

Provisions of Nevada law, our articles of incorporation, or our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. The provisions of Nevada law and in our articles of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of China Sky One. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company. See the Subsection titled “Anti-Takeover Provisions” in the “Description of Capital Stock” Section below.

Director Fiduciary Duty and Business Judgment Provisions

Nevada has enacted several statutes governing the fiduciary duty and business judgment of our directors and officers including a provision that our directors and officers must exercise their powers in good faith and with a view to our interests. In the same section, the Nevada Revised Statutes state that our directors and officers, in deciding upon matters of business, are presumed to act in good faith, on an informed basis and with a view to our interests. They may rely on information, opinions, reports, financial statements and other financial data, that are prepared or presented by our directors, officers or employees who are reasonably believed to be reliable and competent.

Limitation on Liability

Section 78.138(7) of the Nevada Revised Statutes provides that our directors and officers will not be individually liable to us or our stockholders or our creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless it is proven that the act or failure to act breached fiduciary duties as a director or officer and such breach involved intentional misconduct, fraud or a knowing violation of law. As a result, neither we nor our stockholders nor our creditors have the right to recover damages against a director or officer for any act or failure to act in his capacity as a director or officer, except in the situations described above and except under very limited circumstances.

Compliance with Section 16(a) of the Exchange Act

To our knowledge, based solely on a review of such materials as are required by the SEC, none of our officers, directors or beneficial holders of more than 10% of our issued and outstanding shares of common stock failed to timely file with the SEC any form or report required to be so filed pursuant to Section 16(a) of the Exchange Act, during the fiscal year ended December 31, 2009 except that:  (i) Song Chun Fang filed a late Form 4 on January 26, 2010, to report the grant of 831 shares of common stock under our 2006 Stock Incentive Plan as of December 26, 2009, (ii) Qian Xu-feng filed a late Form 4 on January 26, 2010, to report the grant of 831 shares of common stock under our 2006 Stock Incentive Plan as of December 26, 2009, (iii) Zhao Jie filed a late Form 4 on January 26, 2010, to report the grant of 831 shares of common stock under our 2006 Stock Incentive Plan as of December 26, 2009, (iv) William Wei Lee filed a late Form 3 on February 3, 2010, as amended on February 11, 2010, to report his appointment to our Board as of September 24, 2009, and (v) William Wei Lee filed a late Form 4 on February 3, 2010, as amended on February 11, 2010, to report the grant of 1,038 shares of common stock under our 2006 Stock Incentive Plan as of December 26, 2009.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal chief executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as other employees (the “Code of Ethics”).  A copy of the Code of Ethics is appended as an exhibit to our Amended Report on Form 10-KSB for the year ended December 31, 2006.  The Code of Ethics was designed with the intent to deter wrongdoing, and to promote the following:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,

•
Full, fair, accurate, timely and understandable disclosure in reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by the small business issuer,

•	Compliance with applicable governmental laws, rules and regulations,

•	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code, and

•	Accountability for adherence to the code.

Item 11.  Executive Compensation.

Compensation Discussion and Analysis

Objectives of our executive compensation program

We provide a compensation package for our executive officers we refer to as our “named executive officers” that we believe is designed to fairly compensate them and to enhance shareholder value.   We have disclosed the compensation packages for our named executive officers in the summary compensation table and related tables below.  We have structured our compensation packages to motivate our named officers to achieve our business objectives and to align their interests with the interests of our shareholders.

Specifically, our compensation program is designed to achieve the following objectives:

•	Attract and retain excellent executives who are appropriate for the Company’s needs;

•	Motivate and reward executives whose knowledge, skills and performance are critical to the Company’s success;

•	Motivate the executives to increase shareholder value for both the Company and its subsidiary operations through the use of options;

•	Tie compensation to corporate and individual performance; and

•	Align the interests of our executives with those of our shareholders.

Elements of Compensation

Base Salary.  All of our full time executives are paid a base salary.  We do not have employment agreements with any of our executives.  Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies in our industry for similar positions, professional qualifications, academic background, and the other elements of the executive’s compensation, including stock-based compensation.  Our intent is to set our base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy.  Base salaries are reviewed annually, and may be increased to align salaries with market levels after taking into account the subjective evaluation described previously.

Bonuses.  Historically, we have not  paid cash bonuses to our executive officers.  Bonuses may be paid on an ad hoc basis to recognize superior performance.  If the Compensation Committee determines to provide bonus compensation as a regular part of our executive compensation package, it will establish performance goals for each of the executive officers and maximum bonuses that may be earned upon attainment of such performance goals.

Equity Incentive Compensation.  We believe that long-term performance is achieved through an ownership culture participated in by our executive officers through the use of stock-based awards.  Currently, we do not maintain any incentive compensation plans based on pre-defined performance criteria.  The Compensation Committee has the general authority, however, to award equity incentive compensation to our executive officers in such amounts and on such terms as the committee determines in its sole discretion.  The Committee does not have a determined formula for determining the number of options available to be granted.  Incentive compensation is intended to compensate officers for accomplishing strategic goals such as mergers and acquisitions and fund raising.  The Compensation Committee will review each executive’s individual performance and his or her contribution to our strategic goals periodically and determine the amount of incentive compensation towards the end of the fiscal year.  Our Compensation Committee grants equity incentive compensation at times when we do not have material non-public information to avoid timing issues and the appearance that such awards are made based on any such information.

Retirement Benefits.   Currently, we do not provide any company-sponsored retirement benefits or deferred compensation programs to any employee, including the named executive officers (other than a mandatory state pension scheme in which all of our employees in China participate) because it is not customary to provide such benefits and programs in China.

Perquisites.   At this time, we do not provide, nor do we plan to provide, perquisites to our named executive officers

Other Benefits.  At this time, we do not provide, nor do we plan to provide, deferred compensation, life insurance, or other benefits to our executive officers.

Determination of Compensation

Our Compensation Committee, which is comprised of  independent directors, Mr. William Wei Lee, Mr. Song Chun-fang and Ms. Qian Xu-feng, is responsible for reviewing and making recommendations to the Board on matters relating to employee compensation and benefit plans and determining the compensation of our Chief Executive Officer.  In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company, other than the Chief Executive Officer, and independent directors.

In making determinations, the Compensation Committee and the Board give material consideration to our results of operations, financial condition and competitive factors.  The Compensation Committee may delegate authority to one or more subcommittees consisting of one or more of its members.  The Compensation Committee may also accept recommendations and ideas from senior management to determine the compensation to be paid to our executive officers. In addition, our Chief Executive Officer regularly provides information and recommendations to the committee on the performance of the executive officers, appropriate levels and components of compensation, including equity grants, as well as other information as the committee may request.

The Compensation Committee may also retain consultants to assist in the evaluation of compensation for our directors, the Chief Executive Officer or the executive officers, however the Compensation Committee has not hired such consultants.

We do not formally benchmark our compensation against any peer group.  However we informally consider competitive market practices with respect to the salaries and total compensation of our named executive officers.  We review the market practices by reviewing publicly available information of other companies in our sector and our geographical area. However while we review such market information, it is only one factor we consider in establishing compensation, and we did not make use of any formula incorporating such data.

Generally in determining whether to increase or decrease compensation to our named executive officers, we take into account any changes, of which we are aware, in the market pay levels, the performance of the executive officer, any increase or decrease in responsibilities and roles of the executive officer, the business needs for the executive officer, the transferability of managerial skills to another employer, the relevance of the executives officers experience to other potential employers and the readiness of the executive officer to assume a more significant role within the organization.

The base salaries for our executives were established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies in our industry, and in Heilongjiang province, for similar positions, professional qualifications, academic background, and the other elements of the executive’s compensation, including stock-based compensation.  Base salaries are reviewed annually, and may be increased to align salaries with market levels after taking into account the subjective evaluation described previously.

Our practice is to periodically consider awarding stock bonuses based upon, among other things, accomplishments of key objectives and overall performance.  In addition, from time-to-time the committee may approve payment of stock bonuses to executives or key contributors for special accomplishments or other reasons.  In 2009, the Board determined to award our executive officers, independent directors and certain employees in the form of stock grants valued in the aggregate amount of approximately 1% of our total revenues.  The Board then considered each recipients performance and responsibilities in allocating the stock grants among the participants.

Change in Control and Employment Agreements

Through 2009 we had no change-in-control agreements, severance agreements or employment agreements of any kind, nor are there plans to institute change-in-control agreements, severance agreements or employment agreements in the near future.

Stock Ownership Guidelines

We have not implemented any stock ownership requirements for our named executive officers.  We have issued stock options to our named executive officers, which we believe allows management to own equity in our company and accordingly align their interest with those of other shareholders.

Summary Compensation Table

The following table provides information regarding the compensation for each person serving as a principal executive officer or a principal financial officer of the Company during the year ended September 30, 2009, and the other most highly compensated officers during that period whose compensation exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Liu Yan-qing, Chairman, Chief Executive Officer and President	2009	35,083	439,152	—	474,235
	2008	34,320	51,380	—	85,700
	2007	68,512	—	—	68,512
Han Xiao-Yan, Vice Chairman and Director	2009	27,774	336,683	—	364,457
	2008	25,680	40,120	—	65,800
	2007	54,810	—	—	54,810
Stanley Hao, Chief Financial Officer, Secretary And Director	2009	17,542	146,384	—	163,926
	2008	17,542	11,424	—	28,966
	2007	—	—	—	—

(1)
In fiscal year 2009, we issued an aggregate of 52,844 shares of restricted stock to certain executives and directors pursuant to our 2006 Stock Incentive Plan. In fiscal 2008, we issued an aggregate of 30,063 shares of restricted stock to certain executives, directors an advisors pursuant to our 2006 Stock Incentive Plan.

Employment Agreements and Arrangements

We do not have formal employment agreements with any members of management.

Equity Compensation Plan Information

Our Board of Directors adopted a 2006 Stock Incentive Plan (the “Plan”), to be effective on July 31, 2006.  The Plan was approved by our shareholders on July 31, 2006.  The Plan authorizes the granting of incentive stock options and nonqualified stock options to purchase common stock, stock appreciation rights (“SARs”), restricted stock, performance stock and bonus stock, to key executives and other key employees and consultants of ours, including officers of our subsidiaries.  The purpose of the Plan is to attract and retain key employees, to motivate key employees to achieve long-range goals and to further align the interests of key employees with those of the other shareholders of ours.  The Plan authorizes the award of 1,500,000 shares of common stock to be used for stock, SARs, restricted stock and performance and bonus stock.  If an award made under the Plan expires, terminates or is forfeited, canceled or settled in cash, without issuance of shares covered by the award, those shares will be available for future awards under the Plan.  The Plan will terminate on July 31, 2017.  The Plan is intended to qualify for favorable treatment under Section 16 of the Exchange Act, as amended, pursuant to Rule 16b-3 promulgated thereunder (“Rule 16b-3”).  The Plan provides for the grant of “incentive stock options,” as defined in Section 422 of the Internal Revenue Code (“Code”) and nonqualified stock options.

The Plan designates a Stock Option Committee appointed by the Board of Directors (which may be the Compensation Committee) and authorizes the Stock Option Committee to grant or award to eligible participants stock options, SARs, restricted stock performance stock awards and bonus stock awards for up to 1,500,000 shares of our common stock.  The initial members of the Stock Option Committee are the Board of Directors.

As of December 31, 2009, there have been a total of 198,202 common shares granted under on the Plan, as follows:

•
In October 2006, we granted stock options to purchase an aggregate of 113,500 shares of common stock to a total of 36 participants under the Plan.  In May 2009, an aggregate of 101,000 of these stock options were exercised on a “cashless” basis by 36 participants, resulting in our issuance of an aggregate of 75,888 shares.  In August 2009, the remaining 12,500 of these stock options were exercised  on a “cashless” basis by 9 participants, resulting in our issuance of an aggregate of 9,407 shares.

•	In April 2007, we issued an aggregate of 30,000 shares of restricted stock to a total of 200 individuals under the Plan.

•	In July 2008, we issued an aggregate of 30,063 shares of restricted stock to a total of 27 individuals under the Plan.

•	In December 2009, we issued an aggregate of 52,844 shares of restricted stock to a total of 11 individuals under the Plan.

Grants of Plan-Based Awards For Fiscal Year 2009

The following table sets forth information regarding grants of awards to named executive officers during the year ended December 31, 2009:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Options Awards	Closing Price on Grant Date ($/share)
Liu Yan-qing	December 26, 2009	18,687	—	—	$439,152	$23.50
Han Xiao-yan	December 26, 2009	14,327	—	—	$336,683	$23.50
Stanley Hao	December 26, 2009	6,229	—	—	$146,384	$23.50

Outstanding Equity Awards At Fiscal Year Ended 2009

As of December 31, 2009, we did not have any outstanding equity awards.

Option Exercises and Stock Vested

The following table sets forth information regarding options exercised and stock vested for each of our named executive officers during the year ended December 31, 2009:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Liu Yan-qing	12,773	$187,508	18,687	$439,152
Han Xiao-yan	9,016	$132,355	14,327	$336,683
Stanley Hao	—	—	6,229	$146,384

Potential Payment Upon Termination or Change in Control

We do not currently have payment arrangements for our named executive officers upon termination or change in control.

Pension Benefits

We do not provide any company-sponsored retirement benefits to any employee, including the named executive officers (other than a mandatory state pension scheme in which all of our employees in China participate).

Nonqualified Deferred Compensation

We do not provide any deferred compensation programs to any employee, including the named executive officers.

Director Compensation

We do not currently pay any cash fees to our independent directors.  During 2009, there was no director compensation paid other than the stock grants.  The common stock is recorded at its fair value based on the date the stocks were granted.  The following table sets forth certain information regarding our independent directors’ compensation for the year ended December 31, 2009:

Name	Fees Paid	Stock Awards	Total
Song Chung-fang, Director	$0	$19,518	$19,518
William Wei Lee, Director	$0	$24,397	$24,397
Zhao Jie, Director	$0	$19,518	$19,518
Qian Xu-feng, Director	$0	$19,518	$19,518

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock, by (i) each person who, to our knowledge, owns more than 5% of our common stock, (ii) each of our named executive officers and directors, and (iii) all of our named executive officers and directors as a group. Shares of our common stock subject to options, warrants, or other rights currently exercisable, or exercisable within 60 days of the date hereof, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. As of March 15, 2010, we had 16,790,851 shares of Common Stock issued and outstanding.

	Common Stock Beneficially Owned
Name, Title and Address (1)	Number (2)	Percent
5% Stockholders

Pope Investments II LLC(3) 5100 Poplar Avenue, Suite 805 Memphis, TN 38137	1,071,926	6.3%

Executive Officers and Directors

Liu Yan-qing Chief Executive Officer, President and Chairman of the Board of Directors	4,696,953	28.0%

Han Xiao-yan(4) Vice Chairman of the Board of Directors	1,430,060	8.5%

Stanley Hao Chief Financial Officer and Secretary	7,317	*

Song Chun-fang Director	1,919	*

William Wei Lee Director	1,854	*

Zhao Jie Director	1,919	*

Qian Xu-feng Director	1,919	*

All Named Executive Officers and Directors as a Group (7 persons)	6,141,941	36.6%

*Less than 1%

(1)  Unless otherwise indicated, each person named in the table has sole voting and investment power and that person’s address is c/o China Sky One Medical, Inc., No. 2158, North Xiang An Road, Song Bei District, Harbin, PRC, 150028

(2)  All shares are held of record and beneficially.

(3)  Includes 321,000 shares underlying currently exercisable warrants held by Pope Investments II LLC.  William D. Wells is the Managing Member of Pope Investments II LLC and has sole voting and investment power over the shares owned by such entity.  Mr. Wells disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(4)  4,560,963 of these shares are subject to a Lock-up Agreement entered into in connection with a private placement we consummated in January 2008.  Pursuant to the Lock-up Agreement, these shares may not be sold until 12 months from the effective date of a registration statement filed to register for resale shares, and shares underlying warrants, purchased in the private placement.

(5)  1,371,437 of these shares are subject to a Lock-up Agreement entered into in connection with a private placement we consummated in January 2008.  Pursuant to the Lock-up Agreement, these shares may not be sold until 12 months from the effective date of a registration statement filed to register for resale shares, and shares underlying warrants, purchased in the private placement.  Does not include 19,989 shares held by Ms. Han’s mother or 485,670 shares held by Ms. Han’s daughter, since each of Ms. Han’s mother and daughter has sole voting and investment power over the shares held by her.  Ms. Han disclaims beneficial ownership of the shares held by her mother and daughter.

Securities Authorized For Issuance Under Equity Compensation Plan

As of December 31, 2009, we had only one stock option, bonus, profit sharing, pension or similar plan in place, which is our 2006 Stock Incentive Plan (the “Plan”).  The Plan reserves an aggregate of 1,500,000 shares of our common stock for awards of stock options, stock appreciation rights, restricted stock, performance stock and bonus stock granted thereunder.  The following table provides information as of December 31, 2009 with respect to the shares of our common stock that may be issuable under our existing equity compensation plans:

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	0	$-	1,273,593	(3)
Equity compensation plans not approved by security holders (2)	0	N/A	0
Total	0	$-	1,273,593

(1)	Our board of directors adopted the 2006 Stock Incentive Plan (the “Plan”), to be effective on July 31, 2006. The Plan was approved by the shareholders on July 31, 2006.

(2)	We do not have any equity compensation plans not approved by the security holders.

(3)
The Plan reserves an aggregate of 1,500,000 shares of our common stock for awards of stock options, stock appreciation rights, restricted stock, performance stock and bonus stock granted thereunder.  We have issued the following securities under the Plan:

(a)  In October 2006, we granted stock options to purchase an aggregate of 113,500 shares of common stock to a total of 36 participants under the Plan.  In May 2009, an aggregate of 101,000 of these stock options were exercised on a “cashless” basis by 36 participants, resulting in our issuance of an aggregate of 75,888 shares.  In August 2009, the remaining 12,500 of these stock options were exercised  on a “cashless” basis by 9 participants, resulting in our issuance of an aggregate of 9,407 shares.

(b)  In April 2007, we issued an aggregate of 30,000 shares of restricted stock to a total of 200 individuals under the Plan.

(c)  In July 2008, we issued an aggregate of 30,063 shares of restricted stock to a total of 27 individuals under the Plan.

(d)  In December 2009, we issued an aggregate of 52,844 shares of restricted stock to a total of 11 individuals under the Plan.

Item 13.  Certain Relationships and Related Transactions, and Director Independence.

Since the beginning of our last fiscal year, there have been no transactions between members of management, five percent stockholders, “affiliates,” promoters and finders.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a Code of Ethics that applies to our principal chief executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as other employees (the “Code of Ethics”).  A copy of the Code of Ethics is appended as an exhibit to our Amended Report on Form 10-KSB for the year ended December 31, 2006.  The Code of Ethics was designed with the intent to deter wrongdoing, and to promote the following:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,

•
Full, fair, accurate, timely and understandable disclosure in reports and documents that a small business issuer files with, or submits to, the Commission and in other public communications made by the small business issuer,

•	Compliance with applicable governmental laws, rules and regulations,

•	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code, and

•	Accountability for adherence to the code.

Item 14.  Principal Accounting Fees and Services

Sherb & Co., LLP served as the principal accountant to audit our financial statements through May 21, 2008, when they were replaced by the firm of MSPC, Certified Public Accountants and Advisors LLP.

The following is a summary of the combined fees billed to us by Sherb & Co., LLP and MSPC, Certified Public Accountants and Advisors LLP for professional services rendered for the fiscal years ended December 31, 2009, 2008 and 2007:

Aggregate fees rendered for the fiscal years ended December 2009 and 2008 were as follows:

	2009	2008	2007
Audit Fees	$316,745	$161,106	$135,442
Audit Related Fees	$3,810	$29,600	$21,500
Tax Fees	$15,000	-	-
Other Fees	-	-	-
Total Fees:	$335,555	$190,706	$156,942

Audit Fees.  Consists of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports, services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements. Audit fees in fiscal 2009 included the costs for our internal control evaluation.

Audit-Related Fees.  Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

Tax Fees.  Consists of fees billed for professional services for our corporate tax returns and extensions, tax compliance, tax advice and tax planning. No such fees were billed by our independent registered public accounting firm in fiscal 2008 or 2007.

All Other Fees.  No fees were billed to us by our independent registered public accounting firm for products and services other than the services reported above.  No such fees were billed by our independent registered public accounting firm in fiscal 2009, 2008 or 2007.

The board of directors has the sole authority to review in advance and grant any pre-approvals of (i) all auditing services to be provided by the independent auditor, (ii) all significant non-audit services to be provided by the independent auditors as permitted by Section 10A of the Securities Exchange Act of 1934, and (iii) all fees and the terms of engagement with respect to such services.  All audit and non-audit services performed by Sherb & Co., LLP and MSPC, Certified Public Accountants and Advisors LLP during fiscal 2009 and 2008 were pre-approved pursuant to the procedures outlined above.

Item 15.  Exhibits, Financial Statement Schedules

3.1	Articles of Incorporation, as amended (1)

3.2	Restated Articles of Incorporation, as filed with the Secretary of State of Nevada on July 11, 2008 (8)

3.3	Certificate of Amendment to Articles of Incorporation (9)

3.4	By-Laws of the Company (1)

3.3	Finance Committee Charter (2)

3.4	Audit Committee Charter (2)

3.5	Compensation Committee Charter (2)

3.6	Nominating and Governance Committee Charter (2)

3.7	Executive Committee Charter (2)

4.1	Form of Class A Warrant issued to investors in connection with January 2008 private offering (3)

10.1	Form of Securities Purchase Agreement between Company and investors, dated as of January 31, 2008 (3)

10.2	Form of Registration Rights Agreement between Company and investors, dated as of January 31, 2008 (3)

10.3	Form of Make Good Agreement between Pope Asset Management LLC, as the authorized agent of the investors, the Company and Liu Yan-Qin, dated as of January 31, 2008 (3)

10.4	Form of Make Good Escrow Agreement between Pope Asset Management LLC, as the authorized agent of the investors, the Company, Liu Yan-Qing and Interwest Transfer, dated as of January 31, 2008 (3)

10.5	Form of Put Agreement between Company and investors, dated as of January 31, 2008 (3)

10.6	Equity Transfer Agreement, dated as of February 22, 2008, relating to acquisition of Heilongjiang Tianlong Pharmaceutical, Inc. (4)

10.7	Equity Transfer Agreement, dated as of April 18, 2008, relating to acquisition of Heilongjiang Haina Pharmaceutical Inc. (5)

10.8	Acquisition Agreement, dated as of June 9, 2008, relating to acquisition of Peng Lai Jin Chuang Pharmaceutical Company (7)

14.1	Code of Ethics (2)

16.1	Letter from Sherb & Co., LLP dated as of June 6, 2008 (6)

21.1	Subsidiaries of China Sky One Medical, Inc. (10)

31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (11)

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (11)

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (11)

32.2	Certification of Chief Financial Officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002 (11)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 10-SB, as filed on May 13, 1999.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 10-KSB, for the fiscal year ended December 31, 2007.

(3)	Incorporated by reference from exhibits filed with Current Report on Form 8-K, Date of Event of January 31, 2008.

(4)	Incorporated by reference to the Registrant’s Form 8-K/A, filed on April 9, 2008

(5)	Incorporated by reference to the Registrant’s Form 8-K, filed on April 24, 2008

(6)	Incorporated by reference to the Registrant’s Form 8-K/A, filed on June 10, 2008

(7)	Incorporated by reference to the Registrant’s Form 8-K, filed on June 11, 2008

(8)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2008

(9)	Incorporated by reference to the Registrant’s Form 8-K, filed on November 21, 2008

(10)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2009

(11)	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SKY ONE MEDICAL, INC.

Dated: May __, 2010	By:
Liu Yan-qing
Chairman, Chief Executive Officer and
President (Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

	President, Chief Executive Officer	May __, 2010
Liu Yan-qing	and Director (Principal Executive Officer)

	Chief Financial Officer, Secretary,	May __, 2010
Stanley Hao	and Director (Principal Financial Officer)

	Vice Chairman and Director	May __, 2010
Han Xiao-yan	(Principal Operating Officer)

	Director	May __, 2010
Song Chun-fang

	Director	May __, 2010
William Wei Lee

	Director	May __, 2010
Zhao Jie

	Director	May __, 2010
Qian Xu-feng

S-1

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Liu Yan-qing, certify that:

1.           I have reviewed this Amendment No. 2 to the Annual Report on Form 10-K, for the fiscal year ended December 31, 2009, of China Sky One Medical, Inc;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: May , 2010	By:
Name: Liu Yan-qing
Title: Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stanley Hao, certify that:

1.           I have reviewed this Amendment No. 2 to the Annual Report on Form 10-K, for the fiscal year ended December 31, 2009, of China Sky One Medical, Inc;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: May , 2010	By:
Name: Stanley Hao
Title: Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 2 to the Annual Report on Form 10-K of China Sky One Medical, Inc. (the “Company”) for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Liu Yan-qing, Chairman, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

           (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

           (2)           The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  May __, 2010

By:
Name: Liu Yan-qing
Title: Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 2 to the Annual Report on Form 10-K of China Sky One Medical, Inc. (the “Company”) for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Stanley Hao, Chief Financial Officer and Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

           (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

           (2)           The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  May __, 2010

By:
Name: Stanley Hao
Title: Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)